AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 24, 2005
                                                 REGISTRATION NO. 333-__________

================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                   ----------
                                  PASSAVE, INC.
             (Exact name of Registrant as specified in its charter)

   DELAWARE                         3661                   94-3388783
(State or other               (Primary standard              (I.R.S.
jurisdiction of                  industrial                 Employer
incorporation or               classification            Identification
 organization)                  code number)                Number)


                         2900 LAKESIDE DRIVE, SUITE 229
                          SANTA CLARA, CALIFORNIA 95054
                                 (408) 235-8790

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

--------------------------------------------------------------------------------
                                 VICTOR VAISLEIB
                             CHIEF EXECUTIVE OFFICER
                                  PASSAVE, INC.
                         2900 LAKESIDE DRIVE, SUITE 229
                          SANTA CLARA, CALIFORNIA 95054
                                 (408) 235-8790

(Name, address, including zip code, and telephone number, including area code, of agent for service)
--------------------------------------------------------------------------------
                                   COPIES TO:

      U.S. COUNSEL FOR              ISRAELI COUNSEL              U.S. COUNSEL               ISRAELI COUNSEL
     THE REGISTRANT:              FOR THE REGISTRANT:        FOR THE UNDERWRITERS:         FOR THE UNDERWRITERS:
     Anna T. Pinedo, Esq.        Aaron M. Lampert, Esq.    Joshua G. Kiernan, Esq.         Amir Halevy, Adv.
 James R. Tanenbaum, Esq.       Naschitz, Brandes & Co.         White & Case              Daniel K. Gamulka, Adv.
  Morrison & Foerster LLP           5 Tuval Street           5 Old Broad Street       Gross, Kleinhendler, Hodak, Halevy,
1290 Avenue of the Americas         Tel-Aviv 67897            London, EC2N 1DW               Greenberg & Co.
 New York, New York 10104               Israel                 United Kingdom               1 Azrieli Center
    Tel: (212) 468-8000          Tel: (972-3) 623-5000     Tel: (44-20) 7532-1000         Tel Aviv 67021 Israel
                                                                                          Tel: (972-3) 607-4444

                                   ----------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                                   ----------
     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
================================================================================
 Title of Each Class          Proposed Maximum Aggregate         Amount of
    of Securities                  Offering Price              Registration
  to be Registered                    (1)(2)                       Fee
--------------------------------------------------------------------------------
 Common stock, par value
 $0.0001 per share                $90,000,000.00                $10,593.33
================================================================================


(1) Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purposes of determining the registration fee pursuant to Rule 457(o) promulgated under the Securities Act.
                                   ----------
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                              SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED AUGUST 24, 2005
PROSPECTUS
-----------

                                                            SHARES


                                 [PASSAVE LOGO]


                                  COMMON STOCK
--------------------------------------------------------------------------------

     This is Passave, Inc.'s initial public offering. We are offering shares of our common stock. We expect the public offering price to be between
$        and $        per share.

     Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will be quoted on the Nasdaq National Market under the symbol "PSVE."

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 6 OF THIS PROSPECTUS.


                                   ----------
                                                         PER SHARE      TOTAL
                                                         ---------      -----
         Public offering price .......................       $            $

         Underwriting discount .......................       $            $

         Proceeds, before expenses, to Passave .......       $            $


     The underwriters may also purchase up to an additional         shares from
us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The shares will be ready for delivery on or about             , 2005.

                                   ----------

  MERRILL LYNCH & CO.                                      JPMORGAN
 BOOK-RUNNING MANAGER                                 JOINT-LEAD MANAGER

   CIBC WORLD MARKETS                                JEFFERIES BROADVIEW

                                   ----------




               The date of this prospectus is          , 2005

                               TABLE OF CONTENTS

                                                                                                          Page
                                                                                                          -----
Prospectus Summary ....................................................................................      1
Risk Factors ..........................................................................................      6
Special Note Regarding Forward-Looking Statements .....................................................     23
Use of Proceeds .......................................................................................     24
Dividend Policy .......................................................................................     24
Capitalization ........................................................................................     25
Dilution ..............................................................................................     26
Selected Consolidated Financial Data ..................................................................     28
Management's Discussion and Analysis of Financial Condition and Results of Operations .................     30
Business ..............................................................................................     42
Management ............................................................................................     56
Principal Stockholders ................................................................................     65
Certain Relationships and Related Party Transactions ..................................................     67
Description of Capital Stock ..........................................................................     69
Shares Eligible for Future Sale .......................................................................     72
Israeli Government Programs ...........................................................................     74
Certain United States Federal Tax Consequences To Non-United States Holders ...........................     77
Underwriting ..........................................................................................     80
Legal Matters .........................................................................................     83
Experts ...............................................................................................     83
Where You Can Find Additional Information .............................................................     83
Index to Consolidated Financial Statements ............................................................    F-1

                                   ----------
         You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY


         YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE ENTIRE PROSPECTUS, INCLUDING THE MORE DETAILED INFORMATION IN OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD CONSIDER CAREFULLY, AMONG OTHER THINGS, THE MATTERS DISCUSSED IN "RISK FACTORS." REFERENCES TO "WE", "US" AND "OUR" ARE TO PASSAVE, INC. AND ITS CONSOLIDATED SUBSIDIARIES UNLESS THE REFERENCE OTHERWISE INDICATES.

                                  PASSAVE, INC.

         We are a fabless semiconductor company that is a leading designer, developer and supplier of system-on-a-chip solutions for Fiber To The Home applications. Our products provide the key functionality for networking equipment that enables service providers to offer voice, video and high-speed Internet access, or "triple-play" services, over passive optical networks. We provide our customers with high performance, highly-integrated system-on-a-chip solutions for networking equipment at both the service provider's central office and the customer premise.

         In recent years, communications networks have experienced a significant increase in the volume, variety and complexity of communications traffic. An increasing proportion of today's communications traffic consists of digital media, including voice, video and data content, placing new demands on communications networks. A variety of service providers now seek to offer end users a broadband connection through which they can deliver triple-play services. Traditional telephone service providers, in particular, have faced significant challenges in delivering triple-play services over their traditional copper-based access networks.

         Access networks, or the "first mile", continue to be the key bandwidth bottleneck in today's communications infrastructure. Existing broadband access technologies deliver speeds ranging from 128 kilobits-per-second, to a few megabits-per-second, or Mbps, for typical ADSL, or asymmetric DSL, to a maximum of 100 Mbps over short distances for very high bit-rate DSL, or VDSL. Bandwidth levels achievable using the most advanced DSL technologies have approached the physical limits of the underlying electrical properties of copper and will not be able to achieve significantly higher capacity going forward. By contrast, the core network, using high-capacity optical fiber deployed by service providers, is capable of supporting gigabits-per-second, or Gbps, of bandwidth.

         To help eliminate the bandwidth bottleneck in the first mile, service providers are increasingly turning to optical fiber in the first mile, or Fiber To The Home. Passive optical network technology is becoming the standard technological enabler for the delivery of triple-play services over optical fiber. Passive optical network technology is a network architecture that enables the delivery of up to 2.5 Gbps of bandwidth over distances of up to 20 kilometers. In addition, passive optical networks reduce operating costs for service providers because they do not have active components between the endpoints of the network, leading to fewer failures and are scalable to meet the demand for advanced digital media applications. As service providers deploy Fiber To The Home, they seek a technology platform from their networking original equipment manufacturers, or OEMs that is high performance, cost-effective and reliable. Networking OEMs, in turn, seek to work with semiconductor suppliers that can provide a complete end-to-end solution.

         Our GigaPass Fiber to The The Home architecture integrates three high-performance functional platforms in a single system-on-a-chip solution. Through higher levels of integration, we are able to lower overall system costs and provide higher performance for our customers. We introduced the industry's first Institute of Electrical and Electronics Engineers, or IEEE, Ethernet passive optical network, or EPON, Media Access Controller system-on-a-chip solutions for central office and customer premise Fiber To The Home applications. Our solutions incorporate advanced digital packet processing architectures, such as hardware accelerators for dynamic bandwidth allocation, which leads to efficient use of bandwidth and helps ensure high quality service for delay sensitive applications. We have built strong relationships with our OEM customers and key service providers that are market and technology leaders in Fiber To The Home. Our service network consists of application engineers who evaluate specific customer design issues and work with our customers to provide the best solution for integrating our products into their systems. Our close collaboration with our customers enables us to manage our product roadmap to meet their needs.

         Our business has grown very rapidly. We commenced volume shipments of our products in the third quarter of 2004. Our revenues increased from $897,000 in 2003 to $21.1 million in 2004 and to $20.4 million for the six months ended June 30, 2005. The number of our employees increased from 23 to 101 from December 31, 2003 to June 30, 2005.

         Our objective is to be a leading provider of highly-integrated system-on-a-chip solutions to the worldwide broadband access communications markets. Key elements of our strategy for achieving this objective include:

         o We intend to continue to expand our sales team and technical and marketing support network to broaden our reach on a global basis.

         o We plan to continue to leverage our proprietary design methodologies and intellectual property to integrate additional components and features into our solutions and develop new products that incorporate other passive optical network technologies, such as GPON-compliant products.

         o We plan to continue to participate actively in the formation and evolution of critical industry standards for broadband access communications markets. We also seek to accelerate and expand the development of markets for our solutions to support rapid introduction of standards-based equipment.

         o We plan to leverage our core technologies and collaborative relationships with networking OEMs and service providers to identify and introduce solutions for rapidly growing broadband communications markets similar to Fiber To The Home.

         o We plan to evaluate and selectively pursue partnerships, joint ventures and strategic acquisition opportunities that complement our other strategic initiatives.

                              CORPORATE INFORMATION

         We were incorporated in Delaware in January 2001. The address of our principal executive office is 2900 Lakeside Drive, Suite 229, Santa Clara, California 95054, and our telephone number is (408) 235-8790. Our website address is www.passave.com. The information on, or accessible through, our website is not part of this prospectus.

                                  THE OFFERING


Common stock to be offered ................            shares

Common stock to be outstanding after
this offering .............................            shares

Use of proceeds ...........................  We intend to use the net proceeds from this offering for working
                                             capital and general corporate
                                             purposes, including research and
                                             development and potential
                                             acquisitions of products,
                                             technologies or companies.

Over-allotment option .....................  We have granted the underwriters an option to purchase up to an
                                             additional          shares of
                                             common stock to cover
                                             over-allotments.

Risk Factors ..............................  See "Risk Factors" and other information included in this
                                             prospectus for a discussion of
                                             factors you should consider before
                                             deciding to invest in shares of our
                                             common stock.

Proposed Nasdaq National Market symbol ....  PSVE

         The common stock outstanding after this offering is based on 2,396,000 shares of common stock outstanding as of August 23, 2005, and excludes 4,210,163 shares of common stock issuable as of August 23, 2005 upon the exercise of stock options issued under our 2003 Israeli Share Option Plan and our 2005 U.S. Stock Incentive Plan at a weighted average exercise price of $0.54 per share and an aggregate of 1,589,837 shares of common stock that are reserved for future issuance under both our 2003 Israeli Share Option Plan and our 2005 U.S. Stock Incentive Plan as of August 23, 2005.

         Except as otherwise indicated, all information contained in this prospectus assumes:

         o  no exercise of stock options after August 23, 2005;

         o no exercise by the underwriters of their option to purchase up to an additional __________ shares to cover over-allotments; and

         o the automatic conversion of all of our outstanding Series A Preferred Stock and our Series B Preferred Stock into 12,812,547 shares of our common stock upon completion of this offering.

                       SUMMARY CONSOLIDATED FINANCIAL DATA


         The following tables provide our summary consolidated financial information. The summary consolidated statements of operations data for each of the three years in the period ended December 31, 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the period from January 31, 2001 (inception) through December 31, 2001 are derived from our audited consolidated financial statements not included in this prospectus. The summary consolidated statements of operations data for the six month periods ended June 30, 2004 and 2005 and the summary consolidated balance sheet data as of June 30, 2005 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus, all of which, in the opinion of management have been prepared on the same basis as the audited consolidated financial statements, and reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial data in accordance with generally accepted accounting principles for interim financial reporting for the periods presented. Historical results are not necessarily indicative of the results to be expected in the future, and the results of the six months ended June 30, 2005 should not be considered indicative of the results expected for the full fiscal year. You should read this information together with our consolidated financial statements and related notes and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

         The pro forma basic and diluted and net earnings per share data and pro forma balance sheet data reflect the automatic conversion of all outstanding preferred stock into 12,812,547 shares of common stock upon the closing of this offering. The pro forma as adjusted balance sheet data reflects (1) the automatic conversion of all of our outstanding preferred stock into 12,812,547 shares of common stock upon the closing of this offering and (2) the receipt of net proceeds of $___________ million from this offering at an assumed initial public offering price of $_______ per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses, as if these events had occurred as of June 30, 2005.


                                           FOR THE
                                         PERIOD FROM
                                         JANUARY 31,
                                            2001
                                         (INCEPTION)
                                           THROUGH                                                          SIX MONTHS ENDED
                                         DECEMBER 31,               YEAR ENDED DECEMBER 31,                     JUNE 30,
                                                           --------------------------------------       ------------------------
                                             2001            2002           2003           2004           2004           2005
                                            ------         --------       --------       --------       --------       --------
                                                                                                              (UNAUDITED)
                                                             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Revenues ...............................    $   --         $    159       $    897       $ 21,117       $  1,006       $ 19,023
Gross profit ...........................        --              120            685         14,997            894         11,774
Operating expenses:
     Research and development, net .....       634            1,047          1,458          4,318          1,631          5,202
     Sales and marketing ...............       107              273            546          1,391            520          2,060
     General and administrative ........       246              605            535          1,341            298          1,123
     Amortization of deferred
        stock-based compensation .......        21               60             68            145             26            182
                                            ------         --------       --------       --------       --------       --------
Total operating expenses ...............     1,008            1,985          2,607          7,195          2,475          8,567
                                            ------         --------       --------       --------       --------       --------
Operating income (loss) ................    (1,008)          (1,865)        (1,922)         7,802         (1,581)         3,207
Income (loss) before taxes on
  income ...............................      (990)          (2,148)        (1,920)         7,777         (1,596)         3,306
Taxes on income (tax benefit) ..........        --               --             --           (298)            --             46
                                            ------         --------       --------       --------       --------       --------
Net income (loss) ......................    $ (990)        $ (2,148)      $ (1,920)      $  8,075       $ (1,596)      $  3,260
                                            ======         ========       ========       ========       ========       ========
Net income (loss) attributable to
  common stockholders ..................    $ (990)        $ (2,148)      $ (1,920)      $  1,304       $ (1,596)      $    494
                                            ======         ========       ========       ========       ========       ========
Net earnings (loss) per share of
  common stock:
     Basic .............................    $(0.45)        $  (0.90)      $  (0.80)      $   0.54       $  (0.67)      $   0.21
     Diluted ...........................    $(0.45)        $  (0.90)      $  (0.80)      $   0.40       $  (0.67)      $   0.10
Weighted average number of shares
  of common stock used in per share
  calculations:
     Basic .............................    2,198,527      2,396,000      2,396,000      2,396,000      2,396,000      2,396,000
     Diluted ...........................    2,198,527      2,396,000      2,396,000      3,293,562      2,396,000      4,949,770
Pro forma net earnings per share of
  common stock:
     Basic .............................                                                    $ 0.55                        $ 0.21
     Diluted ...........................                                                    $ 0.52                        $ 0.18
Weighted average number of shares of common stock used in pro forma per share calculations:
     Basic .............................                                                14,674,331                    15,208,547
     Diluted ...........................                                                15,571,893                    17,762,317


                                                                                                    AS OF JUNE 30, 2005
                                                                                         ----------------------------------------
                                                                                                                     PRO FORMA
                                                                                           ACTUAL        PRO FORMA   AS ADJUSTED
                                                                                         ---------      ----------  -------------
                                                                                                        (UNAUDITED)
                                                                                                      (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents ...........................................................      $14,478        $14,478       $
Total assets ........................................................................       21,745         21,745
Total liabilities ...................................................................        5,596          5,596
Deferred stock-based compensation ...................................................         (422)          (422)
Total stockholders' equity ..........................................................       16,149         16,149

                                  RISK FACTORS


         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, AS WELL AS THE OTHER INFORMATION IN THIS PROSPECTUS, BEFORE DECIDING WHETHER TO INVEST IN SHARES OF OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY UNCERTAINTIES WE FACE. IF ANY OF THE FOLLOWING RISKS ACTUALLY MATERIALIZES, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS WOULD SUFFER. IN THIS CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MIGHT LOSE ALL OR PART OF YOUR INVESTMENT IN OUR COMMON STOCK.

                         RISKS RELATING TO OUR BUSINESS

WE HAVE EXPERIENCED RAPID GROWTH, AND IF WE CANNOT ADEQUATELY MANAGE OUR GROWTH, OUR RESULTS OF OPERATIONS WILL SUFFER.

         Our business has grown very rapidly. We commenced volume shipments of our products in the third quarter of 2004. Our revenues increased from $897,000 in 2003 to $21.1 million in 2004 and to $19.0 million for the six months ended June 30, 2005. The number of our employees increased from 23 to 101 from December 31, 2003 to June 30, 2005. This growth has strained our management, operational and financial resources. In addition, in order to meet demand for our products, we will need to continue adding personnel, including additional technical and marketing support personnel. We expect to continue to grow, which is likely to place continued strain on our resources and will require us to incur additional expenses. We also anticipate incurring expenses, particularly research and development expenses, related to our expansion before experiencing a commensurate increase in revenues. Failure to manage our future growth effectively could result in increased costs and harm our results of operations.


OUR LIMITED OPERATING HISTORY MAKES EVALUATION OF OUR BUSINESS DIFFICULT.

         We were originally organized in January 2001 and launched our first product in 2003. We commenced volume shipments of our products in the third quarter of 2004 and we believe that our customers did not deploy our products in significant number until early 2005. If our products fail to operate successfully in larger scale deployments or on a long-term basis, it could significantly harm our business and negatively impact our revenues. Our limited operating history will make it difficult for investors to evaluate our business and future operating results. You must consider our business and prospects in light of the risks and difficulties we may face as an early stage company with a limited operating history. These risks and difficulties include challenges in accurate financial planning as a result of limited historical data and the uncertainties resulting from having had a relatively limited time period in which to develop and sell our products and evaluate our business strategies compared to older companies with longer operating histories.

WE INCURRED OPERATING LOSSES IN THE PAST AND MAY NOT SUSTAIN OR INCREASE OUR PROFITABILITY.

         We incurred net losses of approximately $2.1 million and $1.9 million for the years ended December 31, 2002 and 2003, respectively, and net income of $8.1 million and $3.3 million for the year ended December 31, 2004 and the six months ended June 30, 2005, respectively. Despite realizing net income since the third quarter of 2004, we may incur losses in the future. We have a limited record of profitability and we may not continue to be profitable in the future.

SIGNIFICANT FLUCTUATIONS OR A SLOWDOWN IN DEMAND FOR FIBER TO THE HOME EQUIPMENT IN JAPAN WILL ADVERSELY AFFECT OUR BUSINESS.

         Our original equipment manufacturer, or OEM, customers sell the vast majority of their equipment that incorporates our products to a few service providers in Japan. A substantial percentage of the products we sold to our OEM customers were incorporated into products purchased by Nippon Telegraph and Telephone Corporation, or NTT, and Softbank Broadband (Japan). A slowdown of demand for these products in Japan will adversely affect our OEM customers' businesses and, in turn, our business. In addition, if our OEM customers' relationships with either NTT or Softbank Broadband (Japan) are disrupted for inability to deliver sufficient products or for any other reason, including reasons unrelated to us, it will have a significant negative impact on our business. We believe our OEM customers are not exclusive suppliers of Fiber To The Home equipment to NTT or Softbank Broadband (Japan). Either NTT or Softbank Broadband (Japan) may choose to work with other suppliers. The loss by our OEM customers of sales to NTT or Softbank Broadband (Japan) would adversely affect our business and results of operations.

WE SELL OUR PRODUCTS PRINCIPALLY IN JAPAN AND, TO A LESSER EXTENT, IN OTHER ASIAN COUNTRIES. THEREFORE, OUR RESULTS OF OPERATIONS COULD SUFFER IF WE ARE UNABLE TO DIVERSIFY THE GEOGRAPHIC SOURCES OF OUR REVENUES.

         For the year ended December 31, 2004 and the six months ended June 30, 2005, substantially all of our revenues were derived from sales of our products into Japan. Therefore, our revenues are heavily dependent on developments in Japan, and to a lesser extent, other Asian countries, such as economic downturns, decreases in demand in these markets for our products and overall negative market conditions in Asia. Any material change in the current economic or competitive conditions in Japan or other Asian countries could have a disproportionate effect on our overall business results. Expansion of our international operations will require significant management attention and financial resources and failure to penetrate markets outside of Japan could harm our business and results of operations.

BECAUSE WE DERIVE SUBSTANTIALLY ALL OF OUR REVENUES FROM SALES OF TWO PRODUCTS AND FROM A SINGLE PRODUCT LINE, ANY DECLINE IN DEMAND FOR OUR PRODUCTS COULD SEVERELY HARM OUR ABILITY TO GENERATE REVENUES.

         We derive substantially all of our revenues from two products, the PAS5001-N and the PAS6001-NB, comprising a single EPON standards-based product line. In addition, our products are concentrated within the market for Fiber To The Home. As a result, we are particularly vulnerable to fluctuations in demand for our products, whether as a result of competition, product obsolescence, consumer preferences, technological change or other factors. If demand for our Fiber To The Home products were to decline significantly, it could harm our ability to generate revenues and we could incur substantial losses.

A SMALL NUMBER OF OEM CUSTOMERS CURRENTLY ACCOUNT FOR SUBSTANTIALLY ALL OF OUR REVENUES, AND THE LOSS OF ONE OR MORE OF THESE CUSTOMERS, OR A SIGNIFICANT DECREASE OR DELAY IN SALES TO ANY OF THESE CUSTOMERS, COULD REDUCE OUR REVENUES SIGNIFICANTLY.

         To date, we have derived substantially all of our revenues from a small number of OEM customers. We market and sell our products to these networking OEMs who integrate our products into their product offerings. We have experienced substantial fluctuations in sales from these OEM customers from year to year and period to period. Sales of our products to Mitsubishi Electric & Electronics USA, Inc., Sumitomo Electric Industries and UTStarcom Inc. accounted for approximately 55%, 25% and 15%, respectively, of our total revenues for the six months ended June 30, 2005. Sales of our products to UTStarcom Inc., Mitsubishi Electric & Electronics USA, Inc. and Sumitomo Electric Industries accounted for approximately 71%, 14% and 10%, respectively, of our total revenues for the year ended December 31, 2004. Our principal customers have changed, and they may continue to change, from year to year. For example, sales to UTStarcom were 71% of our sales for the year ended December 31, 2004 compared to 15% of our sales for the six months ended June 30, 2005. Since the third quarter of 2004, we have not experienced the loss of a principal customer. However, given our dependence on a small number of customers, the loss of one or more of our principal customers or the cancellation or deferral of even a small number of purchases of our products by one of these customers could cause our revenues to decline materially if we are unable to increase our revenues from alternative customers. A number of factors could cause our OEM customers to cancel or defer orders, including interruptions to their operations due to a downturn in their industries, delays in manufacturing their own product offerings into which our products are incorporated and fire, natural disasters or other events. We sell our products to our OEM customers solely on the basis of purchase orders. Our OEM customers could cease purchasing our products with little or no notice to us without a significant penalty. Our OEM customers do not rely entirely or substantially on a single supplier and, as a result, they could reduce their purchases of our products and increase their purchases of competing products. In addition, our OEM customers may have their own design capabilities and may manufacture the products they currently purchase from us. Our OEM customers frequently place considerable pressure on us to meet their tight development schedules. Accordingly, we may have to devote a substantial amount of our limited resources to these relationships, which could detract from or delay our completion of other important development projects. If we lose any of these customers, if any of these customers significantly reduces or delays purchases from us, or if we are required to sell products to them at reduced prices, our revenues could be materially adversely affected.

OUR RELIANCE ON SINGLE SOURCE SUPPLIERS COULD HARM OUR ABILITY TO MEET DEMAND FOR OUR PRODUCTS IN A TIMELY MANNER OR WITHIN BUDGETS.

         We rely on single source suppliers for each of our products. We obtain our PAS5001-N and PAS6001-NB products from Data JCE Electronics Ltd. and our PAS6201 products from Kawasaki Micro Electronics. We have no agreements in place with any of these suppliers. We enter into work orders with our suppliers. Although alternative suppliers exist, we estimate that it would take us at least nine months to find alternative suppliers for any of our products, to redesign our products to conform to their manufacturing process and to qualify their process. To date, we have not experienced the loss of a single source supplier or any significant supply delay or interruption to our production. However, if we are unable to continue to have each product manufactured by its current supplier, we may not have sufficient inventory to continue shipping our products to our customers during the time required to find a new supplier, qualify their process and modify our products. Similarly, our single source suppliers have limited supply capacity that may be inadequate if our customers place unexpectedly large orders for our products, or if other customers of these suppliers place significant demands on their supply capacity. In the past, we have occasionally experienced difficulty in meeting our customers' demands for our products and may experience these problems in the future. All of these factors may delay shipments, increase expenses and limit our ability to deliver products to our customers on a timely basis. Any inability to deliver products or any late deliveries could hurt our reputation severely, decrease our revenues and harm our results of operations.

OUR BUSINESS MAY BE ADVERSELY IMPACTED IF OUR CUSTOMERS CANNOT OBTAIN SUFFICIENT SUPPLIES OF OTHER COMPONENTS NEEDED IN THEIR PRODUCT OFFERINGS TO MEET THEIR PRODUCTION PROJECTIONS AND TARGET QUANTITIES.

         Our products are used by our OEM customers in conjunction with a number of other components, such as transceivers, microcontrollers and digital signal processors. If for any reason, our OEM customers experience a shortage of any component, their ability to produce the forecasted quantity of their product offerings may be affected adversely and our product sales would decline until the shortage is remedied. Such a situation could harm our operating results, cash flow and financial condition.

WE EXPEND SIGNIFICANT RESOURCES SECURING DESIGN WINS WITH OEM CUSTOMERS THAT INTEGRATE OUR PRODUCTS INTO THEIR PRODUCT OFFERINGS AND, EVEN IF AN OEM CUSTOMER DECIDES TO INTEGRATE OUR PRODUCTS, IT MAY NOT RESULT IN ANY ORDERS FOR OUR PRODUCTS OR THERE MAY BE SIGNIFICANT DELAYS BEFORE WE CAN GENERATE ANY REVENUES FROM THIS CUSTOMER.

         We market and sell our products to a limited number of networking OEMs who incorporate them into their products. We invest many months of significant effort and expenditure from the time of our initial contact with a potential OEM customer to the date on which the customer agrees to incorporate or embed our products into its systems. This is known as a "design win." Prior to selling our products to such OEM customers, we must typically undergo lengthy product approval processes, often taking up to 18 months. The length of the approval process can vary and is affected by a number of factors, including customer priorities, customer budgets and regulatory issues affecting telecommunication service providers. Delays in the product approval process could materially adversely affect our business, financial condition and results of operations. In addition, we may expend significant resources attempting to secure design wins with OEM customers in order for them to integrate our products into their systems, without success. Without achieving design wins, we will be unable to sell our products. If one of our competitors achieves a design win and an OEM customer embeds the competitors' products into the OEM customer's product offerings, it will be difficult for us to displace that competitor because changing suppliers involves significant cost, time, effort and risk. It also is possible that our OEM customers may develop their own solutions or adopt a competitor's solution for products that the customer currently buys from us. If a networking OEM decides to integrate the products of one of our competitors or to develop its own solutions, it could harm our future prospects. As a result, we may incur significant expenses without achieving a design win.

BECAUSE THE SALES CYCLE FOR OUR PRODUCTS TYPICALLY LASTS APPROXIMATELY 18 MONTHS, AND MAY BE SUBJECT TO DELAYS, OUR RESULTS OF OPERATIONS MAY SUFFER.

         The sales cycle for our products is lengthy, generally lasting approximately 18 months, and typically involves achieving a design win, the manufacturing of our product and the testing of prototypes that incorporate our products. Only after these steps are complete will we receive a purchase order from an OEM customer for volume shipments. Given this lengthy sales cycle, it is difficult to accurately predict when sales to a particular OEM customer will occur. In addition, we may experience unexpected delays in orders from OEM customers. Any delay by our OEM customers, or their customers, in the manufacture or distribution of their products will result in a delay in obtaining orders for our products, which could cause our business and results of operations to suffer.

BECAUSE OUR PRODUCTS ARE COMPONENTS OF OTHER EQUIPMENT AND PRODUCT OFFERINGS, IF NETWORKING OEMS DO NOT INCORPORATE OUR PRODUCTS INTO THEIR EQUIPMENT, WE MAY NOT BE ABLE TO GENERATE REVENUES OF OUR PRODUCTS IN VOLUME QUANTITIES.

         We do not sell our products directly to consumers; our products are components of other networking equipment products. As a result, we rely on networking OEMs to design our products into their equipment. Even if an OEM customer agrees to integrate our products into its product offerings, that OEM customer itself must successfully market and sell its product offerings to service providers. In addition, if an OEM customer fails to market and sell its equipment successfully or experiences any delays or cancellations in the production or sale of its product, our business and results of operations could be adversely affected as the demand for our products declines.

WE BASE ORDERS FOR INVENTORY ON OUR FORECASTS OF OUR OEM CUSTOMERS' DEMAND AND IF OUR FORECASTS ARE INACCURATE, OUR RESULTS OF OPERATIONS WILL SUFFER.

         We place orders with our suppliers based on our forecasts of our OEM customers' demand. Our forecasts are based on multiple assumptions, each of which may introduce errors into our estimates. If we underestimate customer demand, we may forego revenue opportunities, lose market share and damage our customer relationships. Conversely, if we overestimate customer demand, we may allocate resources to manufacturing products that we may not be able to sell when we expect to or at all. As a result, we would have excess or obsolete inventory, resulting in a decline in the value of our inventory, which would increase our cost of revenue. In the past, the forecasts we received were not very reliable due to the lack of adequate development history in the Fiber To The Home market and they may prove to be unreliable in the future. Our failure to manage inventory accurately against demand would adversely affect our results of operations.

WE ANTICIPATE THAT OUR PRODUCTS WILL BE SUBJECT TO A GENERAL PATTERN OF PRICE DECLINE, WHICH COULD HARM OUR RESULTS OF OPERATIONS.

         We anticipate that the average selling prices of our products will decline and may decrease substantially over time as these products become more standardized. We cannot predict the timing of, or the amount of, the decline in the average selling price. Our limited operating history makes this even more difficult. We believe, however, that the average selling price for our customer premise Fiber To The Home products may be more susceptible to declines than our other products. Furthermore, we expect our competitors to invest in new manufacturing capacity and to achieve significant manufacturing yield improvements in the future. Also, new competitors entering the market may cause average selling prices to decline. These developments could increase dramatically the worldwide supply of competitive products and result in further downward pressure on prices. If we are unable to decrease per unit manufacturing costs faster than the rate at which average selling prices continue to decline or if we are unable to introduce new products, our business, financial condition and results of operations will be seriously harmed.

AS OUR INTERNATIONAL OPERATIONS EXPAND, WE WILL BE INCREASINGLY EXPOSED TO VARIOUS LEGAL, BUSINESS, POLITICAL AND ECONOMIC RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS, ANY OF WHICH RISKS COULD INCREASE OUR COSTS, REDUCE FUTURE GROWTH OPPORTUNITIES AND AFFECT OUR RESULTS OF OPERATIONS.

         We book all of our revenues outside of the United States. We expect a substantial part of our revenue to continue to come from outside the United States. Our international revenues and operations subject us to many risks inherent in international business activities, including, but not limited to:

         o  technology import and export license requirements;

         o  trade restrictions;

         o imposition of or increases in tariffs or other payments on our revenues in these markets;

         o  changes in regulatory requirements and telecommunications standards;

         o  greater difficulty in safeguarding intellectual property;

         o difficulties in managing our overseas subsidiaries and our international operations;

         o  changes in general economic conditions;

         o political instability and civil unrest, which could discourage investment and complicate our dealings with governments;

         o  variety of foreign laws and legal standards;

         o  expropriation and confiscation of assets and facilities;

         o  fluctuations in currency exchange rates;

         o difficulties in collecting receivables from foreign entities or delayed revenue recognition;

         o  differing labor standards;

         o  potentially adverse tax consequences; and

         o the introduction of exchange controls and other restrictions by foreign governments.

         As we expand into additional international markets these factors will likely impact our business and therefore our operating results to a greater degree. We may encounter significant difficulties in connection with the sale and manufacture of our products in international markets as a result of one or more of these factors. These difficulties could decrease our revenues, increase our costs or both.

A LOSS OF THE SERVICES OF VICTOR VAISLEIB, OUR CO-FOUNDER AND CHIEF EXECUTIVE OFFICER, ARIEL MAISLOS, OUR CO-FOUNDER AND PRESIDENT, OR ONN HARAN, OUR CHIEF TECHNOLOGY OFFICER, COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

         We depend on the continued services of Victor Vaisleib, our co-founder and Chief Executive Officer, Ariel Maislos, our co-founder and President, and Onn Haran, our Chief Technology Officer. Our co-founders were involved in the development of our EPON technology and Mr. Maislos and Mr. Haran were on the IEEE committee that developed the standard for EPON. Any loss of the services of Mr. Vaisleib, Mr. Maislos or Mr. Haran could result in the loss of technical expertise necessary for us to succeed, which could cause our revenues to decline and impair our ability to meet our objectives.

IF WE ARE UNABLE TO HIRE, TRAIN AND RETAIN QUALIFIED RESEARCH AND DEVELOPMENT, SALES AND MARKETING, AND MANAGERIAL PERSONNEL, WE MAY BE UNABLE TO DEVELOP NEW PRODUCTS OR SELL OUR EXISTING OR NEW PRODUCTS. THIS COULD CAUSE OUR REVENUES TO DECLINE AND IMPAIR OUR ABILITY TO MEET OUR GROWTH OBJECTIVES.

         Our success depends in large part on the continued contributions of our research and development, sales and marketing and managerial personnel. If our business continues to grow, we will need to hire additional qualified research and development, sales and marketing and managerial personnel to succeed. The process of hiring, training and successfully integrating qualified personnel into our operations is a lengthy and expensive one. The market for the qualified personnel we require is very competitive because of the limited number of people available with the necessary technical and sales skills and understanding of our products and technology. This is particularly true in Israel and Japan, where competition for qualified personnel is intense. Our failure to hire and retain qualified employees could cause our revenues to decline and impair our ability to meet our research and development and sales objectives.

UNDER CURRENT U.S., JAPANESE AND ISRAELI LAW, WE MAY NOT BE ABLE TO ENFORCE COVENANTS NOT TO COMPETE AND THEREFORE MAY BE UNABLE TO PREVENT OUR COMPETITORS FROM BENEFITING FROM THE EXPERTISE OF SOME OF OUR FORMER EMPLOYEES.

         We have entered into non-competition agreements with all of our employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. Under current U.S., Japanese and Israeli law, we may be unable to enforce these agreements and it may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us. For example, Israeli courts have recently required employers seeking to enforce non-competition agreements of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company's confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

WE DEPEND ON THIRD PARTIES TO WAREHOUSE OUR PRODUCTS, WHICH COULD HINDER OUR ABILITY TO SATISFY CUSTOMER DEMAND ON A TIMELY BASIS.

         We rely on independent warehouses to store our products after manufacturing and before shipping to customers. We only recently entered into a relationship with the third party that provides these warehousing services and we have little experience working with it. Any problems that result because of its errors, or because of unforeseen interruptions in its storage of our products, or damage to, or loss of, our products as a result of strikes, political instability, terrorism, natural disasters and accidents, could hinder our ability to satisfy customer demands on a timely basis, which, in turn, could seriously harm our business, financial condition and results of operations and ultimately impact our relationship with our customers.

UNDETECTED PRODUCT DEFECTS MAY INCREASE OUR COSTS AND IMPAIR THE MARKET ACCEPTANCE OF OUR PRODUCTS AND TECHNOLOGY.

         Our products are complex and must meet stringent quality requirements. Further, our products are relatively new and have been deployed for a limited time. They may contain undetected hardware or software errors or defects, especially when first introduced or when new versions are released that were undetected when initially shipped. In such instances, we may divert the attention of our engineering personnel from our research and development efforts to address the defects. We do not know whether, in the future, we will be subject to liability claims or litigation for damages related to product errors or experience delays as a result of these errors. If litigation were to arise, regardless of its outcome, it could result in substantial expenses to us, significantly divert the efforts of our technical and management personnel and disrupt or otherwise severely impact our relationships with current and potential customers. Although we intend to maintain product liability insurance, the coverage limits of these policies may not provide sufficient protection against an asserted claim. In addition, if any of our products fails to meet specifications or has reliability, quality or compatibility problems, our reputation could be damaged significantly and customers might be reluctant to buy our products, which could result in a decline in revenues, a loss of existing customers or the failure to attract new customers.

OUR PROPRIETARY TECHNOLOGY IS DIFFICULT TO PROTECT AND UNAUTHORIZED USE OF OUR PROPRIETARY TECHNOLOGY BY THIRD PARTIES MAY IMPAIR OUR ABILITY TO COMPETE EFFECTIVELY.

         Our success and ability to compete depend in large part upon protecting our proprietary technology. As of August 15, 2005, we have three active Patent Cooperation Treaty patent applications, 13 active U.S. provisional patent applications, six pending U.S. non-provisional patent applications, four pending Japanese patent applications, four pending South Korean patent applications and one pending Chinese patent application, all relating to our passive optical network technology. Because of our involvement in the IEEE 802.3ah EPON standard-setting process, we may be required to license certain portions of our core technology, including the technology covered by these patent applications, on a reasonable and non-discriminatory, or even royalty-free, basis to a current or future competitor, to the extent required to carry out the IEEE 802.3ah industry standard. In addition, because third parties have or may acquire patents covering technology that also is required to implement the IEEE 802.3ah industry standard or under which we require rights to manufacture and sell our own products, we may need to cross-license our technology or pay a reasonable and non-discriminatory royalty to those parties in order to obtain necessary rights. It is possible that other entities may have been issued patents or filed patent applications with respect to passive optical network technology. As a result, we may not be able to prevent future competitors from entering the passive optical network market on the basis of any patents that may issue from our patent applications.

         We cannot be certain that patents will be issued with respect to any of our pending or future patent applications or that, if patents are issued, the patents will be issued in a form that is advantageous to us. In the event that these patents are not issued, the applications will become publicly available and proprietary information disclosed in the application will become available to others. In addition, we do not know whether any issued patents will be upheld as valid or proven enforceable against alleged infringers or that they will prevent the development of competitive patents. Third parties may also claim joint ownership rights in intellectual property developed in connection with joint development agreements with those parties. Furthermore, monitoring unauthorized use of our technology is difficult. Our competitors may develop technology or design around any patents issued to us or our other intellectual property rights and could then offer services and develop, manufacture and sell products that compete directly with our products, which could decrease our revenues and diminish our ability to compete.

         We rely on a combination of patent, copyright, trademark, trade secret and other intellectual property laws and confidentiality, non-disclosure and assignment of inventions agreements, as appropriate, with our employees, consultants and customers, to protect and otherwise seek to control access to, and distribution of, our proprietary information and trade secrets. We, like other companies in the semiconductor industry may aggressively protect and pursue our intellectual property rights. To protect our rights, we may file suit against third parties who we believe are infringing on our proprietary rights. These measures may not be adequate to protect our technology from third party infringement or misappropriation. These lawsuits, moreover, may be costly and may divert management's attention away from day to day operations. In addition, we may not prevail in these lawsuits. Furhermore, counterparties may breach these agreements and we may not have adequate remedies for any breach. In addition, former employees may seek employment with our business partners, customers or competitors, and the confidential nature of our proprietary information may not be maintained in the course of such future employment. Departing or former employees or third parties could attempt to penetrate our computer systems and networks to misappropriate our proprietary information and technology or interrupt our business. Because the techniques used by computer hackers to access or sabotage networks change frequently and generally are not recognized until launched against a target, we may be unable to anticipate or counter these techniques. In addition, our competitors may learn of our trade secrets through other methods. Furthermore, our products may be sold in countries that provide less protection to intellectual property than U.S., Japanese or Israeli laws or no protection at all. If any third parties infringe our proprietary rights, this infringement could materially adversely affect our competitive position.

WE ARE SUSCEPTIBLE TO INTELLECTUAL PROPERTY SUITS THAT COULD CAUSE US TO INCUR SUBSTANTIAL COSTS OR PAY SUBSTANTIAL DAMAGES OR PROHIBIT US FROM SELLING OUR PRODUCTS.

         Third parties may from time to time claim that our current or future products infringe their patent or other intellectual property rights. If a negotiated resolution cannot be reached, then we will have to expend resources to challenge this claim, and, if the litigation terminates unfavorably, we would most likely be subject to damages and/or be prevented from selling our products. It is also possible that these or any other relevant patent holder may file claims against certain of our customers which may lead these customers to seek indemnification from us. Because our policy is not to provide any indemnification in such cases, this could result in litigation with our customers which would cause us to incur expenses and may cause our revenues to decline. To the extent we may require rights under such issued patents or filed patent applications, we should be able to obtain any such license rights either by cross-licensing, or, if cross-licensing is not possible, by paying a royalty on a reasonable and non-disciminatory basis. Although it is common in our industry to cross-license intellectual property or collaborate with other companies in the industry, we may not be able to reach agreement with third parties regarding cross-licensing on terms that are favorable to us or at all. In the event we cannot obtain a license, we may be prevented from using some technology and expend significant resources in an attempt to develop non-infringing technology which may not be successful. This could result in our having to stop the sale of some of our products, increase the costs of selling some of our products, or damage our reputation. In addition, any future intellectual property litigation, regardless of its outcome, may be expensive, divert the efforts of our personnel, disrupt or damage relationships with our customers and could result in our owing third parties significant sums.

         Our products may contain technology provided to us by third parties. Because we did not develop such technology ourselves, we may have little or no ability to determine in advance whether such technology infringes the intellectual property rights of a third party. Our suppliers and licensors may not be required to indemnify us in the event that a claim of infringement is asserted against us, or they may be required to indemnify us only up to a maximum amount, above which we would be responsible for any further costs or damages.

OUR QUARTERLY OPERATING RESULTS ARE LIKELY TO FLUCTUATE, WHICH COULD CAUSE US TO MISS EXPECTATIONS ABOUT THESE RESULTS AND CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE.

         Our revenues from our sales are not consistent from quarter to quarter and we experience some degree of seasonality in our sales. Factors that could cause our revenues and operating results to fluctuate from period to period include:

         o  timing and volume of purchase orders;

         o  our product and customer sales mix;

         o the timing and success of new product introductions and new technologies by our competitors and us;

         o  a reduction in the price or the profitability of our products;

         o  changes in the availability or the cost of components and materials;

         o our ability to bring new products into volume production efficiently; and

         o market conditions in the telecommunications equipment industry and the economy as a whole.

         Unfavorable changes in the factors listed above, most of which are outside of our control, will adversely affect our business.

WE MAY ACQUIRE ADDITIONAL TECHNICAL DESIGN CAPABILITIES OR COMPLEMENTARY BUSINESSES OR TECHNOLOGIES. THESE ACQUISITIONS COULD DIVERT OUR RESOURCES, CAUSE DILUTION TO OUR STOCKHOLDERS AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

         We may acquire additional technical design capabilities or complementary businesses or technologies. We have not made any acquisitions to date and our management has not had any experience making acquisitions or integrating acquired businesses. Negotiating potential acquisitions or integrating newly acquired businesses, products or technologies into our business could divert our management's attention from other business concerns and could be expensive and time consuming. Acquisitions could expose our business to unforeseen liabilities or risks associated with entering new markets. In addition, we might lose key employees while integrating new businesses. Consequently, we might not be successful in integrating any acquired businesses, products or technologies, and might not achieve anticipated sales and cost benefits. In addition, future acquisitions could result in customer dissatisfaction, performance problems with an acquired company, or issuances of equity securities that cause dilution to our existing stockholders. Furthermore, we may incur contingent liability or possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances, any of which could harm our results of operations.

OUR SUPPLIERS DEPEND ON INDEPENDENT FOUNDRIES TO MANUFACTURE OUR PRODUCTS. WE DO NOT HAVE DIRECT RELATIONSHIPS WITH THESE FOUNDRIES. ANY FAILURE BY OUR SUPPLIERS TO SECURE AND MAINTAIN SUFFICIENT FOUNDRY CAPACITY COULD MATERIALLY AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

         We do not own or operate a fabrication facility. Our products are manufactured by three foundries in Asia. Because we rely on outside foundries with limited capacity, we face several significant risks, including:

         o inability of the foundries to develop manufacturing methods appropriate for our products and their unwillingness to devote adequate capacity to produce our products;

         o  manufacturing costs that are higher than anticipated;

         o limited control over delivery schedules, quality assurance, manufacturing yields and production costs; and

         o the unavailability of, or potential delays in obtaining access to, key process technologies.

         We do not have direct relationships with these foundries and do not exercise direct control over their activities. If any of these foundries experiences a shortage in capacity, suffers any damage to its facilities, experiences power outages, suffers an adverse outcome in pending litigation, or encounters financial difficulties or any other disruption of foundry capacity, we may need to qualify an alternative foundry in a timely manner. Even the current foundries used by our suppliers need to have new manufacturing processes qualified if there is a disruption in an existing process. We would require several months to qualify a new foundry or process before we could begin shipping products from it. If we cannot accomplish this qualification in a timely manner, we may experience a significant interruption in supply of the affected products. If our suppliers or we are unable to secure sufficient capacity at these existing foundries, or in the event of a closure at any of these foundries, our revenues, cost of revenues and results of operations would be negatively impacted.

                         RISKS RELATING TO OUR INDUSTRY

IF THE DEMAND FOR BROADBAND ACCESS SERVICES DOES NOT INCREASE, OR IF PASSIVE OPTICAL NETWORK TECHNOLOGY DOES NOT ACHIEVE WIDESPREAD ACCEPTANCE AS A BROADBAND ACCESS TECHNOLOGY, OUR REVENUES WILL BE LOWER THAN EXPECTED, WHICH WILL HARM OUR BUSINESS AND RESULTS OF OPERATIONS.

         Our revenues depend on increased demand for broadband access services. If demand does not continue to increase, telephone service providers will not invest in Fiber To The Home products and our revenues will be harmed.

         Our Fiber To The Home products rely on passive optical network technology. Passive optical network technology is only one of several broadband access technologies. Passive optical network technology competes with a variety of different broadband access technologies, including DSL, cable modems, satellite and wireless technologies. Due to perceptions regarding cost, DSL may be harder to displace than other competing technologies. If any of these technologies, or any new technology, is more reliable, faster and/or less expensive or has any other advantages over our technology, then the demand for our products may decrease, adversely affecting our business and results of operations.

         The success of our products also depends on widespread acceptance of Fiber To The Home. Currently, Fiber To The Home has seen only limited acceptance and widespread deployment has been focused primarily in Japan. Fiber To The Home is being deployed only to a limited extent in other Asian countries. This technology may not achieve widespread acceptance. The rate of acceptance may be affected adversely by perceived issues relating to:

         o  inconsistent quality and reliability of service;

         o  lack of availability of cost-effective, high-speed service;

         o  lack of interoperability among multiple vendors' network equipment;

         o  congestion in service providers' networks; and

         o  inadequate security.

         If Fiber To The Home does not achieve widespread acceptance, sales of our products will be lower than we expect which, in turn, would decrease our revenues and harm our business and results of operations.

THE EMERGENCE OF NEW INDUSTRY STANDARDS FOR PASSIVE OPTICAL NETWORKS MAY REQUIRE US TO REDESIGN OUR PRODUCTS. IF WE ARE UNABLE TO REDESIGN OUR PRODUCTS TO INCORPORATE EMERGING STANDARDS, OUR REVENUES MAY DECLINE.

         Passive optical network technology is still developing. Our current products are based on the existing IEEE 802.3ah standard for Ethernet in the First Mile, or EPON. The current EPON standard has been implemented in Japan. However, the emergence of new industry standards, whether through adoption by official standards committees or widespread use by our existing and potential customers, could require us to redesign our products. If new standards become widespread and our products do not meet these standards, our customers and potential customers would no longer purchase our products. Also, our ability to enter new markets depends on our ability to introduce new products that meet the evolving industry standards, such as that for Gigabit passive optical networks (GPONs) issued by the International Telecommunication Union (ITU). There are indications that the GPON standard, not the EPON standard on which our existing products are based, will be used for any future mass deployments in North America. Currently, we do not have any GPON standard-compliant products ready for shipment. If we are unable to redesign our products in a timely manner, we may not be able to compete effectively with our current and potential competitors in these new markets, which could cause our revenues to decline.

IF WE DO NOT CONTINUE TO INTRODUCE NEW PRODUCTS OR ADDRESS NEW APPLICATIONS FOR PASSIVE OPTICAL NETWORK TECHNOLOGY IN A TIMELY MANNER, OUR PRODUCTS WILL BECOME OBSOLETE, WILL NOT ACHIEVE BROAD MARKET ACCEPTANCE AND OUR REVENUES WILL SUFFER.

         The telecommunications industry into which our products are sold is characterized by intense competition, rapid technological change, frequent product introductions and improvements, evolving industry standards and changes in customer and end user requirements. Fiber To The Home is a new application and we will need to adapt our existing products in order to pursue other passive optical network technologies, such as GPON technology. We also intend to develop and provide other components of the optical network systems that incorporate our products, none of which we have yet sold on a commercial basis. Delays in completing the development and introduction of products that address new applications and markets could cause our revenues to decline. Successful product design, development and introduction on a timely basis require that we:

         o design innovative and performance-enhancing features that differentiate our products from those of our competitors;

         o maintain a close dialogue with our OEM customers in order to anticipate their product needs;

         o  identify emerging technological trends in our target markets;

         o respond effectively to technological changes or product announcements by others;

         o  maintain effective sales and marketing strategies;

         o  adjust to changing market conditions quickly and cost-effectively;
            and

         o obtain industry interoperability certification for our products and the products of our customers into which our products will be incorporated.

         We must rely heavily on the judgment of our management to anticipate future market trends. If we are unable to predict industry changes in a timely manner, or if we are unable to modify our products on a timely basis to address new applications or enter into new markets, we might lose customers or market share. Development of new products generally requires a substantial investment before we can determine whether our products will be commercially viable. The future success of our new products depends on broad acceptance by our customers. If we fail to adequately predict our customers' needs and technological advances, we may invest heavily in research and development of products that do not lead to significant revenue, or we may fail to invest in technology necessary to meet our customers' demands.

THE BROADBAND ACCESS SERVICE MARKET AND THE TELECOMMUNICATIONS MARKET ARE INTENSELY COMPETITIVE, AND IF WE DO NOT COMPETE EFFECTIVELY, OUR RESULTS OF OPERATIONS COULD BE HARMED.

         We face significant competition in our markets. With the introduction of new technologies and market entrants we expect competition to intensify in the future. We compete with domestic and international suppliers of products for the Fiber To The Home markets, which has resulted and may continue to result in declining average selling prices for our products. We compete with Broadlight, Inc., Centillium Communications, Inc., Freescale Semiconductor, Inc., and Teknovus, Inc., in the Fiber To The Home market. We also compete with the in-house design capabilities of our current and potential OEM customers.

         We expect other major manufacturers to enter the market as Fiber To The Home becomes more established. These competitors' Fiber To The Home products may have better performance, lower prices and broader acceptance than our products. Many of our current and potential competitors have significantly greater name recognition, larger customer bases, more established customer relationships and greater financial, technical, manufacturing, marketing and other resources than do we. In addition, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion, sale and support of their products, benefit from greater economies of scale and reduce prices to increase market share.

WE OPERATE IN THE HIGHLY CYCLICAL SEMICONDUCTOR INDUSTRY, WHICH IS SUBJECT TO SIGNIFICANT DOWNTURNS.

         The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, product obsolescence and price erosion, evolving technical standards, short product life cycles and wide fluctuations in product supply and demand. The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles of both semiconductor companies' and their customers' products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. We may experience such downturns in the future. We may not be able to manage these downturns. Any future downturns of this nature could have a material adverse effect on our business and results of operations.

TO REMAIN COMPETITIVE, WE NEED TO CONTINUE TO TRANSITION OUR INTEGRATED CIRCUITS TO SMALLER SIZES, AND OUR FAILURE TO DO SO MAY HARM OUR BUSINESS.

         We periodically evaluate the benefits of reducing the feature size of our integrated circuits, which are measured in microns and referred to as process geometry. We have designed our products to be manufactured in a 0.18 micron process geometry. In the future, we expect to migrate some of our products to even smaller process geometries. The smaller integrated circuit size reduces our production and packaging costs, which enables us to be more competitive in our pricing. The transition to smaller process geometries requires us to work with our suppliers to modify the manufacturing processes for our products and to potentially redesign our products. We may face difficulties, delays and expenses as we transition our products to smaller process geometries, all of which could harm our relationships with our customers, and our failure to change process geometries would impact our ability to provide competitive pricing to our customers, which would in turn have a negative impact on our business.

FUTURE CONSOLIDATIONS IN THE TELECOMMUNICATIONS EQUIPMENT INDUSTRY MAY INCREASE COMPETITION THAT COULD HARM OUR BUSINESS.

         The telecommunications equipment markets in which we compete are characterized by increasing consolidation. We may not be able to compete successfully in an increasingly consolidated industry. Additional consolidation may reduce the number of networking OEMs to whom we can market and sell our products. We anticipate that this may make it more challenging to achieve design wins. Increased competition and consolidation in the industry also may require that we reduce the prices of our products or result in a loss of market share, which could materially adversely affect our business. Additionally, because we now, and may in the future, depend on certain strategic relationships with third parties in our industry, any additional consolidation involving these parties could reduce the demand for our products and otherwise hurt our business prospects.

VOLATILITY IN THE TELECOMMUNICATIONS INDUSTRY MAY AFFECT OUR REVENUES, WHICH COULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.

         The telecommunications industry in which we operate historically has been volatile and is characterized by fluctuations in product supply and demand. From time to time, this industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product and technology cycles, excess inventories and declines in general economic conditions. This volatility could cause our operating results to decline dramatically from one period to the next. For example, in 2002 and 2003, telecommunications industry revenues were affected adversely by unfavorable global economic conditions and reduced capital spending by businesses. These adverse conditions resulted in a decrease in demand for telecommunications equipment and delays in building new infrastructure and as a result also decreased the demand for our products. If economic conditions in the United States and worldwide do not continue to improve or if they worsen from current levels, demand for our products may fail to develop and our revenues may be materially adversely affected. In addition, if in periods of decreased demand we are unable to adjust our levels of manufacturing and human resources or manage our costs and deliveries from suppliers in response to lower spending by manufacturers, our margins might decline which could negatively affect our results of operations.

                   RISKS RELATING TO OUR OPERATIONS IN ISRAEL

POTENTIAL POLITICAL, ECONOMIC AND MILITARY INSTABILITY IN ISRAEL, WHERE THE MAJORITY OF OUR SENIOR MANAGEMENT AND OUR RESEARCH AND DEVELOPMENT FACILITIES ARE LOCATED, MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

         Our largest office and research and development facilities are located in Israel. Operations in Israel accounted for approximately 77.3%, 71.2% and 73.4% of our operating expenses for the years ended December 31, 2003 and 2004 and for the six months ended June 30, 2005, respectively. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could affect adversely our operations. Since October 2000, terrorist violence in Israel has increased significantly. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and product development and cause our revenues to decrease. Furthermore, several countries, principally those in the Middle East, still restrict business with Israel and Israeli companies. These restrictive laws and policies may limit seriously our ability to sell our products in these countries.

OUR OPERATIONS MAY BE DISRUPTED BY THE OBLIGATIONS OF OUR PERSONNEL TO PERFORM MILITARY SERVICE.

         Many of our male employees in Israel, including members of senior management, are obligated to perform one month (in some cases more) of annual military reserve duty until they reach age 45 and, in the event of a military conflict, could be called to active duty. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our key employees. A disruption could materially adversely affect our business.

BECAUSE OUR REVENUES ARE GENERATED IN U.S. DOLLARS BUT A PORTION OF OUR EXPENSES IS INCURRED IN NEW ISRAELI SHEKELS (NIS), OUR RESULTS OF OPERATIONS MAY BE SERIOUSLY HARMED BY CURRENCY FLUCTUATIONS.

         We generate our revenues in U.S. dollars but we pay a portion of our expenses in NIS. As a result, we are exposed to risk to the extent that the inflation rate in Israel exceeds the rate of devaluation of the NIS in relation to the U.S. dollar or if the timing of these devaluations lags behind inflation in Israel. In that event, the U.S. dollar cost of our operations in Israel will increase and our U.S. dollar-measured results of operations will be adversely affected. To the extent that the value of the NIS increases against the dollar, our expenses on a dollar cost basis increase. Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future. To date, we have not engaged in hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the NIS. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

THE TAX BENEFITS AVAILABLE TO US REQUIRE US TO MEET SEVERAL CONDITIONS AND MAY BE TERMINATED OR REDUCED IN THE FUTURE, WHICH WOULD INCREASE OUR TAXES.

         We have generated income and are able to take advantage of tax exemptions and reductions resulting from the "Approved Enterprise" status of our facilities in Israel. To remain eligible for these tax benefits, we must continue to meet conditions, including making specified investments in property and equipment, and financing a percentage of investments with share capital. If we fail to meet these conditions in the future, the tax benefits would be canceled and we could be required to refund any tax benefits we already have enjoyed. These tax benefits may not be continued in the future at their current levels or at any level. In recent years the Israeli government has reduced the benefits available and has indicated that it may further reduce or eliminate some of these benefits in the future. The termination or reduction of these tax benefits or our inability to qualify for additional "Approved Enterprise" approvals may increase our tax expenses in the future, which would reduce our expected profits. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities generally may not be eligible for inclusion in Israeli tax benefit programs. As of December 31, 2004 our Israeli subsidiary had tax exempt income attributable to the "Approved Enterprise" in the amount of approximately $7.3 million.

THE GOVERNMENT GRANTS WE HAVE RECEIVED FOR CERTAIN RESEARCH AND DEVELOPMENT EXPENDITURES RESTRICT OUR ABILITY TO MANUFACTURE PRODUCTS AND TRANSFER TECHNOLOGIES OUTSIDE OF ISRAEL AND REQUIRE US TO SATISFY SPECIFIED CONDITIONS. IF WE FAIL TO SATISFY THESE CONDITIONS, WE MAY BE REQUIRED TO REFUND GRANTS PREVIOUSLY RECEIVED TOGETHER WITH INTEREST AND PENALTIES.

         Our research and development efforts have been financed, in part, through grants that we have received from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or OCS. We, therefore, must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984 and related regulations, or the Research Law.

         Under the Research Law, the discretionary approval of an OCS committee is required for any transfer of technology developed with OCS funding. There is no assurance that we will receive the required approvals for any proposed transfer. Such approvals, if granted, may be subject to the following additional restrictions:

         o we could be required to pay the OCS a portion of the consideration we receive upon any sale of such technology or upon an acquisition of our Israeli subsidiary by an entity that is not Israeli. The scope of the support received, the royalties that were paid by us, the amount of time that elapsed between the date on which the know-how was transferred and the date on which the grants were received, as well as the sale price, will be taken into account in order to calculate the amount of the payment; and

         o the transfer of manufacturing rights could be conditioned upon an increase in the royalty rate and payment of increased aggregate royalties (up to 300% of the amount of the grant plus interest, depending on the percentage of the manufacturing that is foreign).

         These restrictions may impair our ability to sell our technology assets or to outsource manufacturing outside of Israel. The restrictions will continue to apply even after we have repaid the full amount of royalties payable for the grants.

YOU MAY HAVE DIFFICULTIES ENFORCING A U.S. JUDGMENT AGAINST US, OUR EXECUTIVE OFFICERS AND DIRECTORS AND SOME OF THE EXPERTS NAMED IN THIS PROSPECTUS OR ASSERTING U.S. SECURITIES LAWS CLAIMS IN ISRAEL.

         Some of our directors and officers, and the Israeli experts named herein, are not residents of the United States and some of their assets and our assets are located outside the United States. Service of process upon our non-U.S. resident directors, officers or the Israeli experts named herein and enforcement of judgments obtained in the United States against us, some of our directors and executive officers, or the Israeli experts named herein, may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel, Naschitz, Brandes & Co., that there is doubt as to the enforceability of civil liabilities under U.S. securities laws for original actions instituted in Israel.

         Israeli courts might not enforce judgments rendered outside Israel which may make it difficult to collect on judgments rendered against us. Subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable only if it finds that:

         o the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

         o  the judgment may no longer be appealed;

         o the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

         o  the judgment is executory in the state in which it was given.

         Even if these conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. An Israeli court also will not declare a foreign judgment enforceable if:

         o  the judgment was obtained by fraud;

         o  there is a finding of lack of due process;

         o the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;

         o the judgment is at variance with another judgment that was given in the same matter between the same parties and that is still valid; or

         o at the time the action was brought in the foreign court, a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

                         RISKS RELATING TO THIS OFFERING

OUR SECURITIES HAVE NO PRIOR PUBLIC MARKET, AND OUR STOCK PRICE MAY DECLINE AFTER THIS OFFERING.

         Prior to this offering, our common stock has not been sold in a public market. We cannot predict the extent to which a trading market will develop, or how liquid that market may become. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The trading price of our common stock could be subject to wide fluctuations. Our initial trading price and valuation may not be sustainable, and broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance.

MARKET PRICES OF TECHNOLOGY COMPANIES HAVE BEEN HIGHLY VOLATILE AND YOU MAY NOT BE ABLE TO RESELL SHARES OF OUR COMMON STOCK AT OR ABOVE THE PRICE YOU PAID.

         The stock market has experienced significant price and trading volume fluctuations, and the market prices of technology companies generally have been extremely volatile. Recent initial public offerings by technology companies have been accompanied by exceptional share price and trading volume changes in the first days and weeks after the securities were released for public trading. Investors may not be able to resell their shares at or above the initial public offering price.

         The trading price of our common stock is likely to be subject to wide fluctuations. Factors that could affect the trading price include:

         o  the gain or loss of significant orders or customers;

         o fluctuations in the timing or amount of customer requests for product shipments;

         o  variations in our operating results;

         o announcements of technological innovations, new products or product enhancements, strategic alliances or significant agreements by us or by our competitors;

         o  recruitment or departure of key personnel;

         o  commencement of, or involvement in, litigation;

         o changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our stock; and

         o market conditions in our industry, the industries of our customers and the economy as a whole.

         The trading price and volume for our common stock also will be influenced by the research and reports that industry or securities analysts publish about us or our business. If our future quarterly or annual operating results are below the expectations of securities analysts or investors, the price of our common stock would likely decline. Share price fluctuations may be amplified if the trading volume of our common stock is too low.

CLASS ACTION LITIGATION DUE TO STOCK PRICE VOLATILITY OR OTHER FACTORS COULD CAUSE US TO INCUR SUBSTANTIAL COSTS AND DIVERT OUR MANAGEMENT'S ATTENTION AND RESOURCES.

         In the past, following periods of volatility in the market price of a public company's securities, securities class action litigation has often been instituted against that company. Companies such as ours in the semiconductor industry and other technology industries are particularly vulnerable to this kind of litigation as a result of the volatility of their stock prices. Any litigation of this sort could result in substantial costs and a diversion of management's attention and resources.

PURCHASERS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN NET TANGIBLE BOOK VALUE.

         The public offering price of the common stock sold in this offering is substantially higher than the pro forma net tangible book value per share of our outstanding shares of common stock. As a result, investors purchasing shares of common stock in this offering will incur immediate dilution of $_______ per share, based on an assumed public offering price of $________ per share which is the midpoint of the range set forth on the cover page of this prospectus. This dilution is due in large part to earlier investors having generally paid substantially less than the public offering price when they purchased their shares. Investors purchasing shares of common stock in this offering will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. The exercise of outstanding options will, and future equity issuances may, result in further dilution to investors. As a result of this dilution, investors purchasing shares of common stock from us will have contributed ______% of the total amount of our total net funding to date but will only own _____% of our equity.

WE ARE CONTROLLED BY A SMALL NUMBER OF EXISTING STOCKHOLDERS, WHO MAY MAKE DECISIONS WITH WHICH YOU MAY DISAGREE.

         After the offering, our directors, executive officers and their affiliated entities will beneficially own ______% of our outstanding common stock, or ______% if the underwriters exercise their over-allotment option in full. The interests of these stockholders may differ from your interests. These stockholders, if acting together, could exercise significant influence over our operations and business strategy and will have sufficient voting power to influence all matters requiring approval by our stockholders, including the election and removal of directors and the approval or rejection of mergers or other business combination transactions. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive you of a possible premium for your common stock as part of a sale of our company.

WE WILL HAVE BROAD DISCRETION IN HOW WE USE THE PROCEEDS OF THIS OFFERING AND WE MAY NOT APPLY THE PROCEEDS TO USES THAT WILL BENEFIT STOCKHOLDERS.

         We intend to invest the net proceeds from this offering in research and development activities, including by hiring personnel with technical design skills, creating additional products, developing new products in the area of passive optical networks and/or acquiring additional technical design capabilities, in expanding sales and marketing efforts, and in working capital and general corporate purposes. We also may use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, products or technologies. Currently, we have not identified any specific technical design capabilities or complementary businesses to acquire nor do we have any current agreements or commitments with respect to any investment or acquisition. If we acquire additional technical design capabilities or complementary businesses, we could overpay or they could fail to enhance our operations. There is no specific allocation for a substantial portion of these funds, and our management has the right to use these funds as it determines. In addition, our management may not be able to use the proceeds to continue the growth of our business or to use the funds in a manner with which all stockholders agree.

FUTURE SALES OF OUR COMMON STOCK COULD REDUCE OUR STOCK PRICE.

         We have granted a number of our stockholders, who together own a total of 12,812,547 shares of common stock, registration rights with respect to their shares. Sales by stockholders of substantial amounts of our common stock, or the perception that these sales may occur in the future, could affect materially and adversely the market price of our common stock. The shares of common stock we are offering for sale in this offering will be freely tradeable immediately following this offering unless purchased by our affiliates. In addition, a substantial number of shares held by our current stockholders or issuable upon exercise of options are eligible for sale and could be sold pursuant to registration under the Securities Act or an exemption from registration. We, our executive officers and directors and substantially all of our existing stockholders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exerciseable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. After the lock-up agreements expire, assuming exercise of the over-allotment option, an aggregate of approximately ____________ additional shares will be eligible for sale in the public market, subject in most cases to the limitations of either Rule 144 or Rule 701 under the Securities Act. As these restrictions on resale end, the market price of our common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

THE ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS COULD ADVERSELY AFFECT YOUR RIGHTS AS A HOLDER OF OUR COMMON STOCK.

         Upon the closing of this offering, our certificate of incorporation and bylaws will contain provisions which could make it harder for a third party to acquire us without the consent of our board of directors. For example, if a potential acquiror were to make a hostile bid for us, the acquiror would not be able to call a special meeting of stockholders to remove our board of directors or act by written consent without a meeting. In addition, our board of directors will have staggered terms that make it difficult to remove them all at once. The acquiror would also be required to provide advance notice of its proposal to remove directors at an annual meeting. Our stockholders also will not be able to cumulate votes at a meeting, which may require the acquiror to hold more shares to gain majority representation on the board of directors than if cumulative voting were not permitted. In addition, our board of directors will be authorized to issue preferred stock in series, with the terms of each series to be fixed by the board of directors.

         Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the offer may be considered beneficial by some stockholders.

         Our board of directors could choose not to negotiate with an acquiror that it did not feel was in our strategic interest. If the acquiror were discouraged from offering to acquire us or prevented from successfully completing a hostile acquisition by the anti-takeover measures, you could lose the opportunity to sell your shares at a favorable price.

IF WE FAIL TO MAINTAIN EFFECTIVE INTERNAL CONTROLS OVER FINANCIAL REPORTING, OUR BUSINESS, OPERATING RESULTS AND STOCK PRICE COULD BE MATERIALLY ADVERSELY AFFECTED.

         Beginning with our annual report for our fiscal year ending December 31, 2006, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include a report by our management on our internal controls over financial reporting. This report must contain an assessment by management of the effectiveness of our internal controls over financial reporting as of the end of our fiscal year and a statement as to whether or not our internal controls are effective. The report must also contain a statement that our independent auditors have issued an attestation report on management's assessment of such internal controls.

         We have not begun a process to document and evaluate our internal controls over financial reporting. Our efforts to comply with Section 404 are likely to result in significant costs, the commitment of time and operational resources and the diversion of management's attention. If our management identifies one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert our internal controls are effective. If we are unable to assert that our internal controls over financial reporting are effective, or if our independent auditors are unable to attest that our management's report is fairly stated or they are unable to express an opinion on our management's evaluation or on the effectiveness of our internal controls, our business may be harmed. Market perception of our financial condition and the trading price of our stock may be adversely affected and customer perception of our business may suffer.

WE WILL INCUR INCREASED COSTS AS A RESULT OF BEING A PUBLIC COMPANY.

         We will face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, or the SEC, the Public Company Accounting Oversight Board and Nasdaq, require changes in the corporate governance practices of public companies. We expect these new rules and regulations to result in both a significant initial cost, as we initiate certain internal controls and other procedures designed to comply with the requirements of the Sarbanes-Oxley Act, and in an ongoing increase in our legal, audit and financial compliance costs, to divert management attention from operations and strategic opportunities and to make legal, accounting and administrative activities more time-consuming and costly. We also expect to incur substantially higher costs to maintain directors and officers insurance. We currently anticipate increased annual costs following this offering and we expect to incur additional costs during the first year following the offering in implementing and verifying internal control procedures as required by section 404 of the Sarbanes-Oxley Act of 2002, and the rules and regulations thereunder, and in connection with preparing our financial statements on a timely basis to meet the SEC's requirements.

         In addition, we will be required under these new rules and regulations to attract and retain additional independent directors to serve on our board of directors. We may encounter difficulty in attracting qualified independent directors to serve on our board of directors and our audit committee, in particular, within the phase-in periods specified in these rules. If we fail to attract and retain independent directors within these phase-in periods, we may be subject to SEC enforcement proceedings and delisting by Nasdaq.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


         This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

         o  the future growth of the Fiber To The Home market;

         o  the growth of the broadband market generally;

         o our ability to achieve design wins and have our Fiber To The Home products incorporated into our OEM customers' products;

         o  our dependence on a few OEM customers;

         o  market acceptance of our products;

         o  new products and technologies;

         o our ability to protect our intellectual property and avoid infringing upon others' intellectual property; and

         o our estimates regarding future performance, sales, gross margins, expenses (including stock-based compensation expenses) and cost of sales.

         In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "should," "could," "would," "expect," "believe," "intend," "estimate," "predict," "potential," or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of the risks in this prospectus in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

         The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

                                 USE OF PROCEEDS


         We estimate that the net proceeds we will receive from the sale of the shares of common stock we are offering will be approximately $_______ million, based on an assumed initial public offering price of $______ per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, or approximately $_______ million if the underwriters' over-allotment option is exercised in full.

         We intend to use the net proceeds from this offering for working capital and general corporate purposes, including research and development and potential acquisitions of products, technologies or companies. We have not designated any specific uses. We have no current agreements or commitments with respect to any acquisition. In addition, the actual use of the proceeds may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in "Risk Factors." Accordingly, our management will have broad discretion in applying the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds in high quality, investment grade instruments, which include corporate, financial institution, federal agency or U.S. government obligations.


                                 DIVIDEND POLICY


         We have not paid any cash dividends on our common stock nor on our preferred stock and we do not anticipate paying cash dividends on our common stock in the foreseeable future following this offering. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, covenants in future debt instruments and other factors that the board of directors deems relevant. Although our Israeli subsidiary will generate most of our operating revenues, our board of directors has resolved not to distribute any dividend from our Israeli subsidiary to us and to indefinitely reinvest all tax exempted income outside the United States. As a result, our ability to pay dividends to our stockholders will be limited.

                                 CAPITALIZATION


         The following table summarizes our cash and cash equivalents and our capitalization as of June 30, 2005:

         o  on an actual basis;

         o on a pro forma basis to give effect to the automatic conversion of all of our preferred stock into 12,812,547 shares of common stock upon the closing of the offering; and

         o on a pro forma as adjusted basis to give effect to (1) the automatic conversion of all of our preferred stock into 12,812,547 shares of common stock upon the closing of this offering; and (2) the sale of __________shares of common stock in the offering at an assumed initial public offering price of $________ per share, which is the midpoint of the range provided on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses.

         You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in the prospectus.

                                                                                                     AS OF JUNE 30, 2005
                                                                                          -----------------------------------------
                                                                                                                         PRO FORMA
                                                                                           ACTUAL       PRO FORMA       AS ADJUSTED
                                                                                          --------      ----------      -----------
                                                                                                  (UNAUDITED, IN THOUSANDS,
                                                                                                   EXCEPT PER SHARE DATA)
Stockholder's equity:
  Preferred stock, $0.0001 par value: 11,803,702 shares
    authorized; 11,803,701 issued and outstanding,
    actual; and _________ shares authorized, no
    shares issued or outstanding, pro forma and pro
    forma as adjusted ................................................................           1             --
  Common stock, $0.0001 par value: 18,000,000 shares
    authorized, actual, pro forma and pro forma as adjusted;
    2,396,000 shares issued and outstanding, actual;
    15,208,547 shares issued and outstanding, pro
    forma; and __________  shares issued and
    outstanding, pro forma as adjusted ...............................................           *            2
  Additional paid-in capital .........................................................      10,293       10,292
  Deferred stock-based compensation ..................................................        (422)        (422)

  Retained earnings ..................................................................       6,277        6,277
                                                                                          --------     --------
      Total stockholders' equity .....................................................      16,149       16,149
                                                                                          --------     --------
        Total capitalization .........................................................    $ 16,149     $ 16,149       $
                                                                                          ========     ========       ========

-----------
  * Represents an amount less than $1.

         The number of shares shown as issued and outstanding in the table above is based on the number of shares outstanding as of June 30, 2005 and excludes the following:

         o 4,210,163 shares of common stock issuable as of August 23, 2005, upon the exercise of stock options issued under our 2003 Israeli Share Option Plan and our 2005 U.S. Stock Incentive Plan at a weighted average exercise price of $0.54 per share; and

         o an aggregate of 1,589,837 shares of common stock that are reserved for future issuance under both our 2003 Israeli Share Option Plan and our 2005 U.S. Stock Incentive Plan.

         On August 23, 2005, we approved an increase in the number of our authorized shares of common stock to 21,100,000 shares.

                                    DILUTION


         If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

         As of ______, 2005 we had a net tangible book value of $____ million, or $____ per share of common stock, not taking into account the conversion of our outstanding preferred stock into common stock. Net tangible book value per share is equal to our total tangible assets less total liabilities, divided by the number of shares of our outstanding common stock.

         After giving effect to the conversion of all of our preferred stock and the sale of ____ shares of common stock offered by this prospectus at an assumed initial public offering price of $____ per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value as of ________, 2005 would have been approximately $____ million, or approximately $[____] per pro forma share of common stock. This represents an immediate dilution of $____ per share to new investors in this offering. If the initial public offering price is higher or lower than $____ per share, the dilution to new stockholders will be higher or lower, respectively. The following table illustrates this per share dilution:


         Assumed initial public offering price per share ....................................                $
           Historical net tangible book value per share as of _____, 2005 ...................                $
           Pro forma increase in net tangible book value per share attributable to conversion of preferred stock outstanding at ______, 2005
           Pro forma increase per share attributable to new investors  ......................    ------
         Pro forma as adjusted net tangible book value per share after this offering ........                ------
         Pro forma dilution per share to new investors ......................................                $
                                                                                                             ======

         If the underwriters exercise their over-allotment option in full, pro forma as adjusted net tangible book value will increase to ____ per share, representing an increase to existing holders of ____ per share, and there will be immediate dilution of ____ per share to new investors.

         The following table summarizes, on a pro forma as adjusted basis as of August 23, 2005, the differences between existing stockholders and new investors with respect to:

         o the number of shares of common stock purchased from us, assuming the conversion of all outstanding shares of preferred stock into common stock;

         o  the total consideration paid to us; and

         o the average price per share investors pay when they buy common stock in this offering, before deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us.

         The calculation in this table with respect to shares to be purchased by new investors in this offering reflects an assumed initial public offering price of $____ per share, the midpoint of the range set forth on the cover page of this prospectus.

                                                 SHARES PURCHASED            TOTAL CONSIDERATION
                                             --------------------------     ------------------------
                                                                                                        AVERAGE PRICE
                                              NUMBER         PERCENT        AMOUNT         PERCENT        PER SHARE
                                             ---------      -----------     ---------     ----------     ------------
Existing stockholders .................                            %                            %        $

NEW INVESTORS .........................
                                              -------        -------       -------        -------
  Total ...............................                            %                            %
                                              =======        =======       =======        =======

         The foregoing discussion and tables assume no exercise of the underwriters' over-allotment option or of any outstanding stock options after August 23, 2005.

         If the underwriters exercise their over-allotment option in full, the following will occur:

         o the pro forma as adjusted percentage of shares of our common stock held by existing stockholders will decrease to approximately ____% of the total pro forma as adjusted number of shares of our common stock outstanding after this offering; and

         o the pro forma as adjusted number of shares of our common stock held by new public investors will increase to ____, or approximately ____% of the total pro forma as adjusted number of shares of our common stock outstanding after this offering;

         o the percentage of shares of common stock held by existing stockholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering; and

         o the number of shares held by new investors will be increased to or approximately [ ]% of the total number of shares of our common stock outstanding after this offering.

         The share data in the table above is based on shares outstanding as of August 23, 2005 and excludes:

         o 4,210,163 shares of common stock issuable upon exercise of stock options outstanding as of August 23, 2005 at a weighted average exercise price of $0.54 per share; and

         o an aggregate of 1,589,837 shares of common stock that will be reserved for future issuance under both our 2003 Israeli Share Option Plan and our 2005 U.S. Stock Incentive Plan as of the completion of this offering.

         To the extent these options are exercised, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA


         The following selected consolidated financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2003 and 2004 and the selected consolidated statements of operations data for each of the three years in the period ended December 31, 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2001 and 2002 and the selected consolidated statements of operations data for the period from January 31, 2001 (inception) through December 31, 2001 have been derived from our audited consolidated financial statements which are not included in this prospectus. The selected consolidated statements of operations data for the six month periods ended June 30, 2004 and 2005 and the selected consolidated balance sheet data as of June 30, 2005 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments that management considers necessary for the fair presentation of the financial information set forth in those statements. Historical results are not necessarily indicative of the results to be expected in the future and the results for the six months ended June 30, 2005 should not be considered indicative of results expected for the full fiscal year.

         Shares used in calculating pro forma basic and diluted net earnings per share data and pro forma balance sheet data reflect the automatic conversion of all outstanding preferred stock into 12,812,547 shares of common stock upon the closing of this offering. The pro forma as adjusted balance sheet data reflects
(1) the automatic conversion of all of our outstanding preferred stock into 12,812,547 shares of common stock upon the closing of this offering and (2) the receipt of net proceeds of $__________ million from this offering at an assumed initial public offering price of $___ per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses, as if these events had occurred as of June 30, 2005.



                                                     FOR THE
                                                   PERIOD FROM
                                                     JANUARY
                                                    31, 2001
                                                   (INCEPTION)                                    SIX MONTHS
                                                     THROUGH      YEAR ENDED DECEMBER 31,       ENDED JUNE 30,
                                                     DECEMBER ------------------------------  -------------------
                                                     31, 2001    2002      2003       2004      2004      2005
                                                    ---------- --------  --------   --------  --------  --------
                                                                                                  (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues .........................................     $ --       $   159     $   897     $21,117     $ 1,006      $19,023
Cost of revenues .................................       --            39         212       6,120         112        7,249
Gross profit .....................................       --           120         685      14,997         894       11,774
                                                     -------      -------     -------     -------     -------      -------
Operating expenses:
    Research and development, net ................       634        1,047       1,458       4,318       1,631        5,202
    Sales and marketing ..........................       107          273         546       1,391         520        2,060
    General and administrative ...................       246          605         535       1,341         298        1,123
    Amortization of deferred stock-based
     compensation ................................        21           60          68         145          26          182
                                                     -------      -------     -------     -------     -------      -------
Total operating expenses .........................     1,008        1,985       2,607       7,195       2,475        8,567
                                                     -------      -------     -------     -------     -------      -------
Operating income (loss) ..........................    (1,008)      (1,865)     (1,922)      7,802      (1,581)       3,207
Financial income (expenses), net .................        18         (283)          2         (25)        (15)          99
                                                     -------      -------     -------     -------     -------      -------
Income (loss) before taxes on income .............      (990)      (2,148)     (1,920)      7,777      (1,596)       3,306
Taxes on income (tax benefit) ....................        --          --          --        (298)         --           46
                                                     -------      -------     -------     -------     -------      -------
Net income (loss) ................................   $  (990)     $(2,148)    $(1,920)    $ 8,075     $(1,596)     $ 3,260
                                                     =======      =======     =======     =======     =======      =======
Net income (loss) attributable to common
  stockholders ...................................   $  (990)     $(2,148)    $(1,920)    $ 1,304     $(1,596)     $   494
                                                     =======      =======     =======     =======     =======      =======
Net earnings (loss) per share of common stock:
    Basic ........................................   $ (0.45)     $ (0.90)    $ (0.80)     $ 0.54     $ (0.67)      $ 0.21
    Diluted ......................................   $ (0.45)     $ (0.90)    $ (0.80)     $ 0.40     $ (0.67)      $ 0.10
Weighted average number of shares of common
  stock used in per share calculations:
    Basic ........................................ 2,198,527    2,396,000   2,396,000   2,396,000   2,396,000    2,396,000
    Diluted ...................................... 2,198,527    2,396,000   2,396,000   3,293,562   2,396,000    4,949,770
Pro forma net earnings per share of
  common stock:
    Basic ........................................                                         $ 0.55                   $ 0.21
    Diluted ......................................                                         $ 0.52                   $ 0.18
Weighted average number of shares of
  common stock used in pro forma per share
  calculations:
    Basic ........................................                                     14,674,331               15,208,547
    Diluted ......................................                                     15,571,893               17,762,317


                                                             AS OF DECEMBER 31,                          AS OF JUNE 30, 2005
                                               --------------------------------------------              -------------------
                                                                                                                PRO       PRO FORMA
                                               2001         2002         2003         2004        ACTUAL        FORMA    AS ADJUSTED
                                               -----       -----        -----         -----       ------        -----    -----------
                                                                                                             (UNAUDITED)
                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents ................     $ 318      $ 3,692      $ 1,383      $  9,991      $ 14,478      $ 14,478      $
Total assets .............................       476        4,462        2,772        16,273        21,745        21,745
Total liabilities ........................       254          407          569         3,566         5,596         5,596
Deferred stock-based
  compensation ...........................       (81)        (132)         (64)         (604)         (422)         (422)
Total stockholders' equity ...............       222        4,055        2,203        12,707        16,149        16,149

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ TOGETHER WITH THE FINANCIAL STATEMENTS AND RELATED NOTES THAT ARE INCLUDED ELSEWHERE IN THIS PROSPECTUS. IN ADDITION TO HISTORICAL INFORMATION, THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS BASED UPON CURRENT EXPECTATIONS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" OR IN OTHER PARTS OF THIS PROSPECTUS.

OVERVIEW

         We are a fabless semiconductor company that is a leading designer, developer and supplier of system-on-a-chip solutions for Fiber To The Home applications. We were founded in 2001 and have grown rapidly. From 2001 to 2003, we generated minimal revenues and were engaged primarily in research and development, focused on our passive optical network technology based on the Ethernet passive optical network, or EPON, standard.

         In the third quarter of 2003, we introduced our first product, our EPON optical line terminal, or OLT, system-on-a-chip solution for a telephone service provider's central office. This was soon followed by the introduction of our EPON optical network unit, or ONU, system-on-a-chip solution for the customer premise. During this time, we continued to strengthen our relationships with key early adopters of passive optical network technology, primarily broadband service providers in Japan, including NTT and Softbank Broadband (Japan), as well as their networking OEM suppliers. By building strong relationships with networking OEM customers we have been able to evaluate their specific design issues and work with them to integrate our system-on-a-chip solutions into their product offerings.

         To respond to evolving networking requirements, we developed a second generation of EPON products that featured more advanced processing capabilities, which we introduced in the second quarter of 2004. We have experienced significant revenue growth, primarily due to a rapid increase in new customer orders for our EPON products. A key factor driving our recent growth is the initial mass deployment of Fiber To The Home in Japan. Since the introduction of our second generation products, we have broadened our customer base to include networking OEMs such as Fujitsu Access Limited, Mitsubishi Electric & Electronics USA, Inc., Sumitomo Electric Industries and UTStarcom Inc.

         We sell our products to networking OEM customers through a combination of our direct sales force and third-party sales representatives. Generally, we make sales under short-term purchase orders. Certain customers provide us with non-binding rolling forecasts, however our ability to predict future sales in any given period is limited and subject to change based on demand for our networking OEM customers' systems and their supply chain decisions. All of our revenues to date have been denominated in U.S. dollars. As a fabless semiconductor company, our business model is less capital intensive because we rely on third parties to manufacture, assemble and test our products.

         For the year ended December 31, 2004 and the six months ended June 30, 2005, substantially all of our revenues were derived from customers located in Japan, where mass deployment of Fiber To The Home has occurred. More recently, other countries in Asia, such as South Korea and China, are in the early stages of deploying Fiber To The Home. In addition, Fiber To The Home is in the early stages of acceptance in the United States, as regional bell operating companies, or RBOCs, recently announced large spending programs for deployment of Fiber To The Home. Accordingly, in future periods we expect to derive revenues from other Asian countries and the United States.

         The sales cycle for our products is lengthy, generally lasting up to 18 months, and typically involves achieving a design win, the manufacturing of our product and the testing of prototypes that incorporate our products. Cancellations of customer orders or changes in product specifications could result in the loss of anticipated sales without allowing us sufficient time to reduce our inventory or operating expenses. Our sales process is subject to delays associated with the approval process that may accompany the design and testing of new products. This creates unpredictability regarding the timing of our sales. Orders that we expect in one quarter may be deferred to another because of the timing of our networking OEM customers' purchasing decisions which could cause our sales to vary, often significantly, from quarter to quarter. Our recent rapid revenue growth also makes it difficult for us to assess the impact of seasonal factors on our business, although we believe that sales of our products may be subject to seasonality. All of these factors may cause our quarterly operating results to fluctuate.

         We plan to increase our investments in our operations to support our growth strategy. We plan to:

         o    increase our investments in research and development;

         o focus our product development efforts on increasing the functionality and reducing the cost of our existing products;

         o expand our product line to include additional standards-based passive optical network technologies; and

         o increase our sales and marketing efforts and general and administrative spending in connection with our expansion.

         We expect to increase our investments in our operations before experiencing a commensurate increase in revenues. As a result, our margins are expected to be adversely affected before realizing the expected revenues related to our increased investment.

         REVENUES. Revenues consist of sales of our system-on-a-chip solutions. From inception in 2001 until commercial sales of our Fiber To The Home products in the third quarter of 2004, we did not derive substantial revenues from the sales of our products. We derived substantially all of our revenues for the years ended December 31, 2004 and for the six months ended June 30, 2005 from sales of our Fiber To The Home products. To date, we have generated substantially all of our revenues from a small number of customers. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the seller's price to the buyer is fixed or determinable, no further obligation exists and collectibility is reasonably assured. As is common in our industry, we expect that the average selling prices for our products will decline over time. However, this decline may be partially offset by price increases resulting from added functionality or integration of additional functionality.

         COST OF REVENUES. Our cost of revenues consists primarily of costs for the manufacture and assembly of our products by our suppliers and royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade, and Labor. We purchase our finished products from suppliers on a fixed price basis. We have no agreements with these suppliers. Prices can change from time to time based on industry demand. In addition, our cost of revenues includes salaries and other personnel-related expenses for personnel involved in logistics and engineering. We expect our costs to increase both in absolute dollars, as well as a percentage of our revenues. The increase in absolute dollars will result from the expected increase in the volume of sales of our products. Our OLT system-on-a-chip solutions have significantly higher margins than those for our ONU system-on-a-chip solutions. The increase as a percentage of our revenues is expected to occur because we anticipate deriving a larger proportion of future revenues from sales of our ONU system-on-a-chip solutions compared to sales of our OLT system-on-a-chip solutions. As a result, we expect our overall average selling price and gross margins to decline as a greater percentage of our revenues is generated from sales of ONU system-on-a-chip solutions.

         RESEARCH AND DEVELOPMENT, NET. Our research and development expenses consist of salaries and related expenses for personnel engaged in research and development, payments to outside research and development contractors and materials used and other overhead expenses incurred in connection with the design and development of our products. We expense all research and development costs as we incur them. Research and development expenses are net of grants received from the Israeli Government through the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade, and Labor. We recognize these grants at the time our Israeli subsidiary is entitled to receive them on the basis of costs incurred. We expect our research and development costs to increase in absolute dollars and as a percentage of revenues as a result of an increase in personnel and use of subcontractors to support our current product roadmap and future products that address other Fiber To The Home standards such as GPON.

         SALES AND MARKETING. Sales and marketing expenses consist primarily of salaries and related expenses for personnel engaged in marketing and sales, payments to outside public relations and marketing consultants and promotional and trade show costs and travel expenses. We expect that our sales and marketing expenses will increase in absolute dollars and as a percentage of sales in order to support additional personnel in an effort to acquire new customers in existing markets and in new regions.

         GENERAL AND ADMINISTRATIVE. General and administrative expenses include salaries and related expenses for personnel engaged in finance, human resources and administrative activities and legal and accounting fees. We expect our general and administrative expenses to increase in absolute dollars and as a percentage of sales as we employ additional personnel and incur additional costs related to the growth of our business and our operation as a public company.

         AMORTIZATION OF DEFERRED STOCK-BASED COMPENSATION. In connection with the grant of stock options during the year ended December 31, 2004 and the six months ended June 30, 2005, we recorded $0.7 million and zero in deferred stock-based compensation within stockholders' equity, respectively. These options were considered compensatory because the deemed fair value of the underlying common stock (as was determined by a third-party valuation firm) for financial reporting purposes was greater than the exercise prices determined by the board of directors on the date of grant. The determination of the fair value of the underlying shares of common stock prior to this offering involves subjective judgment, outside valuation and the consideration of a variety of factors, including our historical and anticipated operating results and the earnings and revenue multiples implicit in the trading prices of securities of comparable companies. Because there has been no public market for our common stock prior to this offering, the amount of the compensatory charge is not based on an objective measure, such as the trading price of our common stock. For the year ended December 31, 2004 and the six months ended June 30, 2005, we recognized expense for amortization of deferred stock-based compensation of $0.1 million and $0.2 million, respectively. As of June 30, 2005, we had an aggregate of $0.4 million of deferred stock-based compensation remaining to be amortized. We will amortize approximately $76,000 and $66,000 of this remaining deferred compensation balance in the third and fourth quarters of 2005. We estimate that this deferred stock-based compensation balance will be amortized as follows: approximately $165,000 in 2006, approximately $84,000 in 2007 and approximately $31,000 in 2008. We are amortizing the deferred stock-based compensation on an accelerated basis over the vesting period of the related options, which is generally four years. The amount of stock-based compensation amortization actually recognized in future periods will increase upon adoption of SFAS No. 123(R) "Share-based Payment ("SFAS No. 123(R)")".

         FINANCIAL INCOME (EXPENSES), NET. Financial income (expenses) consists of interest earned on cash and cash equivalent balances and exhange rate differences.

         TAXES ON INCOME. Our subsidiary in Israel, Passave Ltd., has been granted Approved Enterprise status, and we have elected to participate in the alternative benefits program. Under the terms of our Approved Enterprise program, our income generated from Passave Ltd. is tax exempt for a period of two years, which commenced in 2004. After the expiry of the two-year period taxable income from Passave Ltd. will then be subject to a reduced tax rate (generally 10-25%) for an additional period of up to a total of eight years from when the tax exemption ends. To date, our Israeli subsidiary has not paid any taxes as a result of this program. See "Israeli Government Programs" for a more detailed discussion. Any income that we recognize in the United States will be subject to U.S. federal income tax at the current tax rate of 35% in addition to applicable state and local tax.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

         Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we review our accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with accounting principles generally accepted in the United States. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. However, because future events and their effects cannot be determined with certainty, actual results may differ from these estimates under different conditions. Our significant accounting policies are more fully described in the notes to the accompanying consolidated financial statements.

         The following accounting policies require our most difficult, subjective and complex judgment, resulting from the need to make estimates about the effect of matters that are inherently uncertain:

         o    revenue recognition;

         o    income taxes;

         o    contingencies;

         o    inventory reserves; and

         o    accounting for stock-based compensation.

         REVENUE RECOGNITION. We recognize revenue from product sales in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB 104"), requires that four basic criteria be met before revenue can be recognized:

         (1) persuasive evidence of an arrangement exists;

         (2) delivery has occurred and title has passed to our customer;

         (3) the fee is fixed and determinable and no further obligation exists; and

         (4) collectibility is reasonably assured.

         We defer product revenues on shipments to distributors until the distribuors resell our products to their customers ("sell through"), provided that all other revenue recognition criteria are met.

         We do not grant any right of return to our customers.

         INCOME TAXES. We are required to calculate and provide for income taxes in each jurisdiction in which we or our subsidiaries operate. This involves estimating the current tax exposure in each jurisdiction as well as making judgments regarding the recoverability of deferred tax assets. Our estimates regarding the valuation allowance for deferred tax assets requires that we make significant estimates and judgments regarding our future operating results. Our ability to realize deferred tax assets depends on our future taxable income as well as limitations on their utilization. A deferred tax asset is reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The projections of our operating results on which the establishment of a valuation allowance is based involve significant estimates regarding future demand for our products, competitive conditions, product development efforts, approvals of regulatory agencies and product cost. If actual results differ from these projections, or if our expectations of future results change, it may be necessary for us to adjust the valuation allowance. Although we believe that the estimates and judgments about the tax contingencies and valuation allowance are reasonable, actual results could differ, and we may be exposed to income tax expenses that could be material.

         CONTINGENCIES. We could from time to time be involved in legal proceedings or other claims. We are required to assess the likelihood of any adverse judgments or outcomes of these matters, as well as the potential ranges of probable losses. We will determine the amount of reserves required, if any, for any contingencies after careful analysis of each individual issue. The required reserves may change due to future developments in each matter or changes in approach, such as a change in the settlement strategy in dealing with any contingencies, which may result in higher net loss. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material.

         INVENTORY RESERVES. We value our inventories at the lower of cost or estimated market value. We estimate market value based on our current pricing and market conditions. We write down inventory for estimated obsolescence of unmarketable inventories based upon assumptions about future demand and market conditions. The estimates we use for future demand are also used for near-term capacity planning and inventory purchasing and are consistent with our revenue forecasts. If our estimates regarding demand are inaccurate or changes in technology affect demand for certain products in an unforeseen manner, we may be exposed to losses or gains in excess of our established markdown reserve that could be material.

         ACCOUNTING FOR STOCK-BASED COMPENSATION. In connection with the preparation of our financial statements for the year ended December 31, 2004, we assessed the valuations of our common stock for options granted at December 31, 2004 and engaged a third-party valuation firm. The third-party valuation firm evaluated the fair value of our common stock at December 31, 2004 in light of facts and circumstances in existence at that time. In conducting an analysis of the fair value of our stock at December 31, 2004, the third-party valuation firm applied generally accepted valuation methods, including a discounted future income method and a guideline company method. The third-party valuation firm also considered:

         o the issuance price of our Series A Preferred Stock and Series B Preferred Stock, as well as the liquidation preference associated with the preferred stock;

         o significant events in our history, including the securing of design wins; and

         o    trends in the market for technology stocks generally.

         These fair values were used to determine the amounts of our deferred stock-based compensation as described above under "Amortization of Deferred Stock-Based Compensation."

         As disclosed more fully in Note 6 to the Consolidated Financial Statements, no options were granted during the six months ended June 30, 2005. However, as disclosed in Note 11, on August 23, 2005, we issued 1,698,410 options under our 2003 Israeli Share Option Plan and our 2005 U.S. Stock Incentive Plan. We cannot presently assess the impact of these recent option grants on our financial results for future periods.

         We follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for our employee stock option plans. Under APB No. 25, when the exercise price of our stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

         We adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure" ("SFAS No. 148"), which amended certain provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. We continue to apply the provisions of APB No. 25 in accounting for stock-based compensation.

         Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS No. 123 and has been determined as if we had accounted for our employee stock options under the fair value method prescribed by SFAS No. 123. The fair value for options granted in 2002, 2003, 2004 and in the six-month periods ended June 30, 2004 and 2005 is amortized over their vesting period and estimated at the date of grant, using a Black-Scholes option pricing model.

         As required by SFAS No. 123, as modified by SFAS No. 148, we provide in
Note 21 to our audited consolidated financial statements included elsewhere in this prospectus pro forma disclosure of the effect of using the fair value-based method of measuring stock-based compensation expense. For purposes of this pro forma disclosure, we estimate the fair value of stock options issued to employees using the minimum value Valuation Model in 2002 and 2003 and the Black-Scholes option valuation model in 2004 and 2005. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected life of options and our expected stock price volatility. Therefore, the estimated fair value of our employee stock options could vary significantly as a result of changes in the assumptions used.

         For the six months ended June 30, 2005, we expensed deferred stock-based compensation in the amount of $0.2 million. For the year ended December 31, 2004, we expensed deferred stock-based compensation of $0.1 million. For the year ended December 31, 2003, we expensed deferred stock-based compensation of $68,000.

RESULTS OF OPERATIONS

         The following table sets forth selected consolidated statements of operations data for each of the periods indicated expressed as a percentage of total revenues:

                                                                         YEAR ENDED DECEMBER 31,          SIX MONTHS ENDED JUNE 30,
                                                                --------------------------------------    -------------------------
                                                                  2002           2003           2004          2004          2005
                                                                --------       --------       --------      --------      --------
                                                                                                                         (UNAUDITED)
Revenues ..............................................           100.0%         100.0%         100.0%         100.0%        100.0%
Cost of revenues ......................................            24.5           23.6           29.0           11.1          38.1
                                                                -------          -----          -----          -----         -----
Gross profit ..........................................            75.5           76.4           71.0           88.9          61.9
Operating expenses:
    Research and development, net .....................           658.5          162.5           20.4          162.1          27.3
    Sales and marketing ...............................           171.7           60.9            6.6           51.7          10.8
    General and administrative ........................           380.5           59.6            6.4           29.6           5.9
    Amortization of deferred
      stock-based compensation ........................            37.7            7.6            0.7            2.6           1.0
                                                                -------          -----          -----          -----         -----
Total operating expenses ..............................         1,248.4          290.6           34.1          246.0          45.0
                                                                -------          -----          -----          -----         -----
Operating income (loss) ...............................        (1,172.9)        (214.2)          36.9         (157.1)         16.9
Financial income (expenses), net ......................          (178.0)           0.2           (0.1)          (1.5)          0.5
                                                                -------          -----          -----          -----         -----
Income (loss) before taxes on income ..................        (1,350.9)        (214.0)          36.8         (158.6)         17.4
Taxes on income (tax benefit) .........................              --             --            1.4             --          (0.2)
                                                                -------          -----          -----          -----         -----
Net income (loss) .....................................        (1,350.9)%       (214.0)%         38.2%        (158.6)%        17.1%

COMPARISON OF THE SIX MONTHS ENDED JUNE 30, 2005 TO SIX MONTHS ENDED
JUNE 30, 2004

         REVENUES. Revenues were $19.0 million for the six months ended June 30, 2005 compared to $1.0 million for the six months ended June 30, 2004. This substantial increase in revenues resulted from increased sales to our OEM customers to meet needs associated with the continuation of the mass deployment of EPON-based Fiber To The Home equipment in Japan that began in the third quarter of 2004.

         GROSS PROFIT. Gross profit was $11.8 million for the six months ended June 30, 2005 compared to $0.9 million for the six months ended June 30, 2004. The increase in gross profit resulted primarily from the substantial increase in product sales.

         RESEARCH AND DEVELOPMENT, NET. Research and development expenses, net were $5.2 million for the six months ended June 30, 2005 compared to $1.6 million for the six months ended June 30, 2004, representing an increase of 218.9%. This increase primarily resulted from an increase in the number of research and development personnel, in particular research and development engineers. The number of research and development engineers increased from 24 to 66 from June 30, 2004 to June 30, 2005 as a result of the acceleration of our product development. Research and development expenses, net during the period ended June 30, 2004 are net of research and development grants totalling $0.2 million that we received from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor.

         SALES AND MARKETING. Sales and marketing expenses were $2.1 million for the six months ended June 30, 2005 compared to $0.5 million for the six months ended June 30, 2004, representing an increase of 296.2%. The increase primarily was due to an increase in sales and marketing personnel and higher sales commissions resulting from an increase in our revenues during this period.

         GENERAL AND ADMINISTRATIVE. General and administrative expenses were $1.1 million for the six months ended June 30, 2005 compared to $0.3 million for the six months ended June 30, 2004, representing an increase of 276.8%. The increase was attributable to an increase in our compensation costs related to an increase in general and administrative personnel.

         AMORTIZATION OF DEFERRED STOCK-BASED COMPENSATION. Amortization of deferred stock-based compensation was $0.2 million for the six months ended June 30, 2005 compared to $26,000 for the six months ended June 30, 2004, representing an increase of 600.0%. The increase primarily resulted from an increase in the number of options granted from period to period. For the options granted, we recognized the difference between the exercise prices and the deemed fair values of the underlying common stock on the option grant dates.

         FINANCIAL INCOME (EXPENSES), NET. Financial income was $0.1 million for the six months ended June 30, 2005 compared to an expense of $15,000 for the six months ended June 30, 2004, representing an increase of 760.0%. The increase in financial income primarily was the result of an increase in interest income resulting from higher average balances of cash and cash equivalents.

         TAXES. Taxes were $46,000 for the six months ended June 30, 2005 compared to zero for the six months ended June 30, 2004. The amount for June 30, 2005 is due to the realization of a deferred tax asset recorded in 2004 for net operating loss carryforward.

COMPARISON OF YEAR ENDED DECEMBER 31, 2004 TO YEAR ENDED DECEMBER 31, 2003

         REVENUES. Revenues were $21.1 million for the year ended December 31, 2004 compared to $0.9 million for the year ended December 31, 2003. This substantial increase in revenues resulted from the initial mass deployment of Fiber To The Home in Japan in the third quarter of 2004.

         GROSS PROFIT. Gross profit was $15.0 million for the year ended December 31, 2004 compared to $0.7 million for the year ended December 31, 2003. The increase in gross profit was the result of a substantial increase in product sales.

         RESEARCH AND DEVELOPMENT, NET. Research and development expenses, net were $4.3 million for the year ended December 31, 2004 compared to $1.5 million for the year ended December 31, 2003, representing an increase of 196.2%. The increase primarily was due to an increase in compensation-related costs associated with an increase in research and development personnel. The number of research and development personnel increased from 15 to 42 from December 31, 2003 to December 31, 2004. Research and development expenses, net during these periods are net of research and development grants totalling $0.5 million and $0.7 million, respectively, that we received from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor.

         SALES AND MARKETING. Sales and marketing expenses were $1.4 million for the year ended December 31, 2004 compared to $0.5 million for the year ended December 31, 2003, representing an increase of 154.8%. The increase primarily was attributable to an increase in compensation expenses relating to increased headcount in the United States, Japan and Israel.

         GENERAL AND ADMINISTRATIVE. General and administrative expenses were $1.3 million for the year ended December 31, 2004 compared to $0.5 million for the year ended December 31, 2003, representing an increase of 150.7%. The increase primarily was attributable to an increase in compensation costs associated with increased headcount.

         AMORTIZATION OF DEFERRED STOCK-BASED COMPENSATION. Amortization of deferred stock-based compensation was $0.1 million for the year ended December 31, 2004 compared to $68,000 for the year ended December 31, 2003, representing an increase of 113.2%. The increase primarily resulted from the differences between the exercise prices and the deemed values of the underlying common stock on the option grant dates.

         FINANCIAL INCOME (EXPENSES), NET. Financial expense was $25,000 for the year ended December 31, 2004 compared to income of $2,000 for the year ended December 31, 2003. The decrease in financial income primarily was the result of higher exchange rate differences between the U.S. dollar and the NIS.

         TAXES. Tax on income was $0.3 million for the year ended December 31, 2004 compared to zero for the year ended December 31, 2003. In 2004 we recorded deferred income taxes tax asset that utilized our net operating losses prior to their expiration.

COMPARISON OF YEAR ENDED DECEMBER 31, 2003 TO YEAR ENDED DECEMBER 31, 2002

         REVENUES. Revenues were $0.9 million for the year ended December 31, 2003 compared to $0.2 million for the year ended December 31, 2002, representing an increase of 464.2%. This increase in revenues resulted from a one-time consulting project with a large telephone service provider.

         GROSS PROFIT. Gross profit was $0.7 million for the year ended December 31, 2003 compared to $0.1 million for the year ended December 31, 2002, representing an increase of 470.8%. Gross profit increased because during this period we had high margins in connection with a one-time consulting project with a large telephone service provider.

         RESEARCH AND DEVELOPMENT, NET. Research and development expenses, net were $1.5 million for the year ended December 31, 2003 compared to $1.0 million for the year ended December 31, 2002, representing an increase of 39.3%. This increase was due to increased compensation costs associated with increased headcount. Research and development expenses, net for these periods are net of research and development grants totalling $0.7 million and $0.4 million, respectively, that we received from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor.

         SALES AND MARKETING. Sales and marketing expenses were $0.5 million for the year ended December 31, 2003 compared to $0.3 million for the year ended December 31, 2002, representing an increase of 100.0%. The increase primarily was due to increased compensation costs associated with increased headcount due to the establishment of our office in the United States.

         GENERAL AND ADMINISTRATIVE. General and administrative expenses decreased to $0.5 million for the year ended December 31, 2003 compared to $0.6 million for the year ended December 31, 2002, representing a decrease of 11.6%.

         AMORTIZATION OF DEFERRED STOCK-BASED COMPENSATION. Amortization of deferred stock-based compensation was $68,000 for the year ended December 31, 2003 compared to $60,000 for the year ended December 31, 2002, representing an increase of 13.3%. This was not a significant increase.

         FINANCIAL INCOME (EXPENSES), NET. Financial income was $2,000 for the year ended December 31, 2003 compared to an expense of $0.3 million for the year ended December 31, 2002. The decrease in financial income primarily was the result of an amortization of debt discount in 2002.

         TAXES. We did not pay taxes in the years ended December 31, 2003 and 2002.

SELECTED QUARTERLY FINANCIAL INFORMATION

         The following tables present our unaudited quarterly consolidated results of operations for the six quarters in the period ended June 30, 2005. You should read the following table in conjunction with the consolidated financial statements and the related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This table includes normal recurring adjustments that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.


                                                                                THREE MONTHS ENDED
                                          -----------------------------------------------------------------------------------------
                                           MARCH 31,       JUNE 30,      SEPTEMBER 30,   DECEMBER 31,     MARCH 31,       JUNE 30,
                                             2004            2004            2004           2004            2005           2005
                                          -----------     -----------     -----------    -----------     -----------    -----------
                                                                                    (UNAUDITED)
                                                                  (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenues ..............................   $       562     $       444     $    10,395    $     9,716     $     6,744    $    12,279
Cost of revenues ......................            70              42           3,314          2,694           2,339          4,910
                                          -----------     -----------     -----------    -----------     -----------    -----------
Gross profit ..........................           492             402           7,081          7,022           4,405          7,369
Operating expenses:
    Research and development, net .....           789             842             773          1,914           2,283          2,919
    Sales and marketing ...............           242             278             224            647             990          1,070
    General and administrative ........           129             169             472            571             570            553
    Amortization of deferred
      stock-based compensation ........            14              12              11            108              95             87
                                          -----------     -----------     -----------    -----------     -----------    -----------
Total operating expenses ..............         1,174           1,301           1,480          3,240           3,938          4,629
                                          -----------     -----------     -----------    -----------     -----------    -----------
Operating income (loss) ...............          (682)           (899)          5,601          3,782             467          2,740
Financial income (expenses), net ......           (15)             --              --            (10)             45             54
                                          -----------     -----------     -----------    -----------     -----------    -----------
Income (loss) before taxes
  on income ...........................          (697)           (899)          5,601          3,772             512          2,794
Taxes on income (tax benefit) .........            --              --              --           (298)             23             23
                                          -----------     -----------     -----------    -----------     -----------    -----------
Net income (loss) .....................          (697)           (899)          5,601          4,070             489          2,771
Net income (loss) attributable to
  common stockholders .................   $      (697)    $      (899)    $       917    $       659     $        54    $       439
                                          ===========     ===========     ===========    ===========     ===========    ===========
Net earnings (loss) per share of
  common stock:
    Basic .............................   $     (0.29)    $     (0.38)    $      0.38    $      0.27     $      0.02    $      0.18
    Diluted ...........................   $     (0.29)    $     (0.38)    $      0.24    $      0.17     $      0.01    $      0.09


Weighted average number of shares of
   common stock used in per share
   calculation:
    Basic .............................     2,396,000       2,396,000       2,396,000      2,396,000       2,396,000      2,396,000
    Diluted ...........................     2,396,000       2,396,000       3,789,725      3,789,725       4,930,824      4,968,716

AS A PERCENTAGE OF REVENUES:
Revenues ..............................         100.0%          100.0%          100.0%         100.0%          100.0%         100.0%
Cost of revenues ......................          12.5             9.5            31.9           27.7            34.7           40.0
                                          -----------     -----------     -----------    -----------     -----------    -----------
Gross profit ..........................          87.5            90.5            68.1           72.3            65.3           60.0
Operating expenses:
    Research and development, net .....         140.4           189.6             7.4           19.7            33.9           23.8
    Sales and marketing ...............          43.1            62.6             2.2            6.7            14.7            8.7
    General and administrative ........          23.0            38.1             4.5            5.9             8.5            4.5
    Amortization of deferred
      stock-based compensation ........           2.5             2.7             0.1            1.1             1.4            0.7
                                          -----------     -----------     -----------    -----------     -----------    -----------
Total operating expenses ..............         209.0           293.0            14.2           33.4            58.5           37.7
                                          -----------     -----------     -----------    -----------     -----------    -----------
Operating income (loss) ...............        (121.4)         (202.5)           53.9           38.9             6.8           22.3
Financial income (expenses), net ......          (2.7)             --              --           (0.1)            0.7            0.2
                                          -----------     -----------     -----------    -----------     -----------    -----------
Income (loss) before taxes
  on income ...........................        (124.2)         (202.5)           53.9           38.8             7.5           22.8
Taxes on income (tax benefit) .........            --              --              --           (3.1)            0.3            0.2
                                          -----------     -----------     -----------    -----------     -----------    -----------
Net income (loss) .....................        (124.2)%        (202.5)%          53.9%          41.9%            7.2%          22.6%
                                          ===========     ===========     ===========    ===========     ===========    ===========

         REVENUES. Revenues increased over the last six quarters from $0.6 million in the first quarter of 2004 to $12.3 million in the second quarter of 2005 as demand for our Fiber To The Home products grew. Our revenues significantly increased beginning in the third quarter of 2004 due to the initial commercial deployment on a mass scale of EPON-based Fiber To The Home products in Japan during that quarter. Our financial results have been and will continue to be impacted by the receipt of large orders from a small number of OEM customers and the timing of the receipt of these orders. Orders that we expect in one quarter may be deferred to another because of the timing of our OEM customers' purchasing decisions, which could cause our sales to vary, often significantly, from quarter to quarter. For example, in the third quarter of 2004 and the second quarter of 2005 we received large orders from a single customer.

         GROSS PROFIT. Gross profit increased from $0.5 million for the first quarter of 2004 to $7.4 million for the second quarter of 2005 as a result of increased demand for our products. Our OLT system-on-a-chip solutions have significantly higher margins than those for our ONU system-on-a-chip solutions, thus, our gross profit varies from quarter to quarter depending on the volume and mix of products that we sell.

         RESEARCH AND DEVELOPMENT, NET. Research and development expenses, net increased from $0.8 million in the first quarter of 2004 to $2.9 million in the second quarter of 2005 as we hired additional research and development personnel over this period. Research and development grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor were zero in the first quarter of 2004 and zero in the second quarter of 2005. The largest grant was $0.2 million in the second quarter of 2004. We expect our research and development costs to increase due to increases in personnel to support our current product roadmap and future products based on other Fiber To The Home standards. The number of employees in research and development at the beginning of the period and at June 30, 2005 increased from 15 to 66. We anticipate incurring expenses, particularly research and development expenses, related to our expansion before experiencing a commensurate increase in revenues.

         SALES AND MARKETING. Sales and marketing expenses increased from $0.2 million in the first quarter of 2004 to $1.1 million in the second quarter of 2005. The increase relates to the hiring of additional personnel in our existing markets as well as the expansion of our sales and marketing personnel in new markets. Sales and marketing costs are expected to increase as we increase personnel in existing and new markets.

         GENERAL AND ADMINISTRATIVE. Our general and administrative expenses increased from $0.1 million in the first quarter of 2004 to $0.6 million in the second quarter of 2005 due to increased compensation costs. We expect general and administrative costs to increase due to increased personnel costs and other costs associated with our becoming a public company.

         Our sales and operating results are difficult to forecast, which creates volatility in our results of operations. We believe that period-to-period comparisons of our operating results will not necessarily be meaningful and should not be relied upon as indications of future performance. If we fail to meet or exceed expectations about these results, it could cause the trading price of our stock to decline. We plan to increase our investments in research and development and other operating expenses to support our growth strategy. The combined impact of this increase in spending will adversely affect our margins until we generate the additional revenues expected from these investments.

LIQUIDITY AND CAPITAL RESOURCES

         Since inception, we have financed our operations by generating cash from operations and through private placements of our preferred stock. As of June 30, 2005, we had $14.5 million in cash and cash equivalents.

         We derive cash from operations from sales of our Fiber To The Home products. Net cash provided by operating activities was $5.8 million and $0.4 million during the six months ended June 30, 2005 and 2004, respectively. The net increase in cash provided by operations from period to period is a result of our becoming profitable due to revenues generated from commercial sales of our Fiber To The Home products in Japan.

         Net cash provided by operating activities was $6.9 for the year ended December 31, 2004 and net cash used in operating activities was $2.2 million, for the year ended December 31, 2003. The increase in cash generated by operations from period to period reflects a movement from a net loss of $1.9 million for the year ended December 31, 2003 to net income of $8.1 million for the year ended December 31, 2004 as a result of deployment of our Fiber To The Home products in Japan. Net cash used by operating activities was $2.2 million and $2.0 million, respectively, in the years ended December 31, 2003 and 2002.

         For the six months ended June 30, 2005 and 2004, cash used in investing activities was $1.3 million and $0.2 million, respectively. Investing activities consisted of capital expenditures, primarily laboratory equipment purchased in the period ended June 30, 2005. Net cash used in investing activities was $0.6 million, $0.1 million, and $0.2 million, respectively, in the years ended December 31, 2004, 2003 and 2002.

         For the six months ended June 30, 2005 and 2004, cash provided by financing activities was zero and $2.3 million, respectively. Cash provided by financing activities was $2.3 million and $5.6 million, respectively, in the years ended December 31, 2004 and 2002. We did not generate any cash from financing activities in 2003. Cash provided by financing activities consisted solely of proceeds received from the issuance of preferred stock in the first half of 2004.

         We currently have no material cash commitments, except our normal recurring trade payables, expense accruals and operating leases, all of which we currently expect to fund through existing working capital and future cash flows from operations. Although we cannot accurately anticipate the effect of inflation or foreign exchange markets on our operations, we do not believe these external economic forces have had, or are likely in the foreseeable future to have, a material impact on our results of operations.

         As of June 30, 2005, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of the SEC's Regulation S-K. As a result, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such arrangements.

         As of June 30, 2005, our outstanding contractual cash commitments were limited to our non-cancelable operating lease obligations as follows:

                                                                        PAYMENTS DUE BY PERIOD
                                               -------------------------------------------------------------------
                                                             LESS THAN                                  MORE THAN
CONTRACTUAL OBLIGATIONS                         TOTAL         1 YEAR        1-3 YEARS       3-5 YEARS    5 YEARS
--------------------------------------------   --------      ---------     ----------       ---------   ----------
                                                                         (IN THOUSANDS)
Non-cancelable operating lease obligations..     $447           $149          $298            $ --            $ --

         Our obligation for accrued severance pay under Israel's Severance Pay Law as of June 30, 2005 was $471,000, of which $437,000 was funded through deposits into severance pay funds, leaving a net obligation of $34,000.

         We believe that proceeds from this offering, our existing cash and cash equivalents and cash flow expected to be generated from future operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support our research and development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, the costs to ensure access to adequate manufacturing capacity and the continuing market acceptance of our products. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Any debt would result in increased interest expenses and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing and there is no assurance that such financing, if required, will be available in amounts or on terms acceptable to us, if at all.

RECENT ACCOUNTING PRONOUNCEMENTS

         In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4." ("SFAS 151"). SFAS 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect that the adoption of SFAS 151 will have a material effect on our financial position or results of operations.

         On December 16, 2004, the FASB issued SFAS No. 123(R) which revises the previously effective SFAS No. 123 and supersedes APB No. 25, and on March 29, 2005 the SEC issued SAB 107. These pronouncements address the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprises' equity instruments or that may be settled by the issuance of such equity instruments. The statement eliminates the ability to account for share-based compensation transactions using APB No. 25 and generally requires that such transactions be accounted for using a fair value-based method and recognized as expenses in our consolidated statements of operations. The new standard will be effective for us in the first interim period beginning after December 15, 2005.

         The actual impact of the adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact of that Statement would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income (loss) and earnings
(loss) per share of common stock in Note 2l to the consolidated financial statements.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

         Due to the nature of our short term investments, we have concluded that there is no material market risk exposure. Therefore, no quantitative tabular disclosures are required.

FOREIGN CURRENCY EXCHANGE RISK

         Although we currently bill for our products in U.S. dollars, our financial results could be affected by factors such as changes in foreign currency rates or weak economic conditions in foreign markets particularly in Japan. A strengthening of the dollar could make our products less competitive in foreign markets and therefore could reduce our revenues. We are billed by and pay our largest vendors in U.S. dollars. A portion of our expenses, principally salaries and related expenses of our Israeli personnel, are paid in New Israeli Shekels, or NIS. We cannot predict any future trends in the exchange rate of the NIS against the U.S. dollar. Any strengthening of the NIS in relation to the U.S. dollar would increase the U.S. dollar cost of our operations and our U.S. dollar-measured results of operations would be affected adversely.

                                    BUSINESS


OVERVIEW

         We are a fabless semiconductor company that is a leading designer, developer and supplier of system-on-a-chip solutions for Fiber To The Home applications. Our products provide the key functionality for networking equipment that enable service providers to offer triple-play services over passive optical networks. We provide our customers with high performance, highly-integrated system-on-a-chip solutions for networking equipment at both the service provider's central office and the customer premise.

         We were founded in 2001, and from 2001 to 2003, we were engaged primarily in research and development. We developed our Ethernet passive optical network technology in 2001 and 2002, developed our first product in 2003 and commenced volume shipments of our first Fiber To The Home products in the third quarter of 2004. We have grown rapidly as our products have been used in mass deployments by service providers of Fiber To The Home in Japan.

         Our system-on-a-chip solutions provide the key functionality of the OLTs and ONUs used in a passive optical network. Our solutions incorporate advanced digital packet processing architectures, such as hardware accelerators for dynamic bandwidth allocation, which leads to efficient use of bandwidth and helps ensure high quality service for delay sensitive applications. We also provide complete reference designs, including hardware and embedded software, which maximize interoperability and enable our OEM customers to reliably and rapidly introduce systems that incorporate our products.

         We have built collaborative relationships with our networking OEM customers, including Fujitsu, Mitsubishi Electric & Electronics, Sumitomo Electric Industries and UTStarcom. In addition, we have built strong relationships with key service providers, such as Fiber To The Home market leader NTT and Softbank Broadband (Japan).

INDUSTRY BACKGROUND

SERVICE PROVIDER MARKET ENVIRONMENT AND THE DEMAND FOR TRIPLE-PLAY SERVICES

         In recent years, communications networks have experienced a significant increase in the volume, variety and complexity of communications traffic. In the past, communications traffic consisted primarily of traditional voice communications and simple data traffic, such as facsimile and Internet email. An increasing proportion of today's communications traffic consists of digital media, including voice, video and data content. The growth of digital media has been driven by the proliferation of applications including:

         o    large screen high definition television, or HDTV;

         o    voice over Internet Protocol, or VoIP;

         o    file sharing;

         o    enhanced messaging applications;

         o    interactive gaming;

         o    streaming audio and video; and

         o    videoconferencing.

         In addition, consumers increasingly are producing their own digital media content as a result of the growing popularity of digital still and video photography, and sharing this content with others over the Internet through applications such as online photo albums. The continued growth of digital media traffic has placed new demands on communications networks, including the need for higher bandwidth capacity, increased quality of service and the need to transport digital media traffic across a common network.

         A variety of service providers, including telephone, cable and, increasingly, wireless operators, now seek to offer a broadband connection that permits end users to receive diverse digital media applications simultaneously within their homes, including voice, video and high-speed Internet access. This bundle of services is commonly referred to as "triple-play" services, and the ability of service providers to offer triple-play services to customers has become an increasingly important competitive factor. Service providers can achieve competitive and financial benefits by offering triple-play services, including retaining existing customers, acquiring new customers and maximizing revenue per customer.

         While increased competition among service providers is a global industry trend, specific regional and country dynamics vary. In Japan, the first country to begin widespread deployment of triple-play services, competition primarily is between NTT and various alternative service providers. In the United States, competition is between regional bell operating companies, or RBOCs, and cable TV service providers, which represent a significant threat to RBOCs and already have deployed low bandwidth triple-play services.

         In order to deliver triple-play services to the end user, service providers are required to make investments in their communications infrastructure and must weigh the cost of these investments against the potential loss of customers if they are unable to offer triple-play services, as well as the potential new service revenues they may gain from their existing and new customers by offering triple-play services. In addition, service providers must consider carefully whether any new infrastructure they implement is scalable, or capable of meeting future bandwidth requirements for emerging applications, cost-effectively. As the deployment costs of new and advanced broadband technologies decline, service providers can invest in new infrastructure cost-effectively to offer triple-play services to a broader customer base today and to provide more advanced digital media applications to end users in the future.

         Traditional telephone service providers, in particular, have faced significant challenges in delivering triple-play services, because the copper-based networks that these service providers currently rely upon are inherently bandwidth constrained and thus not capable of supporting next-generation digital media applications. In addition, telephone service providers have lost revenue from their traditional voice business as consumers are increasingly relying on mobile phone and VoIP services instead of fixed line services. According to Gartner, worldwide fixed telecom consumer voice service revenues are expected to decline from $124.7 billion in 2004 to $97.1 billion in 2009. Moreover, recent regulatory changes have allowed cable TV service providers to offer voice and data services, and these operators have already made inroads in capturing subscribers from telephone service providers. The continued loss of fixed line voice revenue is driving telephone service providers to focus on making investments necessary to provide triple-play services.

BANDWIDTH BOTTLENECK

         The current communications infrastructure consists of a variety of networks, including principally:

         o core networks that include international, inter-city and intra-city links among the telephone service providers' sites; and

         o    access networks, also known as the "first mile."

         The "first mile" is the neighborhood communications infrastructure that connects an end user to a telephone service provider's central office. The central office is where communications equipment is located. End users are located at the other end of the first mile, where they use devices, including VoIP phones, personal computers with Internet access, residential gateways and HDTVs, that connect to the access network.

         The first mile continues to be the key bandwidth bottleneck in today's communications infrastructure. Currently, there is a disparity between the bandwidth available to end users in the first mile and the bandwidth available in the core networks. Core networks are capable of supporting gigabits-per-second, or Gbps, of bandwidth. However, in the first mile, existing broadband access technologies deliver speeds ranging from 128 kilobits-per-second, or Kbps, to a few megabits-per-second, or Mbps, for typical ADSL, or asymmetric DSL, to a maximum of 100 Mbps over short distances for VDSL, very high bit-rate DSL. These speeds are insufficient for next-generation digital media applications. Several end users in a single home accessing a variety of applications, including web surfing, video on demand, video conferencing, interactive gaming and HDTV, will in the aggregate require several hundred Mbps of bandwidth.

         An increasingly common appplication that requires significant bandwidth capacity is remote application hosting. Remote application hosting is the running of software from a remote site as opposed to from a local hard disk. Remote application hosting typically does not require high bandwidth over an extended time period, but rather requires ultra-high levels of bandwidth over short time periods, or bandwidth bursts. For example, today's online photo albums allow users to browse pictures over the Internet. An online photo album that features true high-resolution photos, which are five to eight megabytes each, requires bandwidth bursts of approximately 100 Mbps in order to allow for rapid page-flipping. Similarly, remote game hosting requires bandwidth burst capability. In order to enjoy advanced video games with complex features, a user currently must purchase and install a CD on a local hard drive. Loading this data from the hard disk for these games typically requires 15 to 30 seconds. These complex interactive games require significant storage capacity, or memory, which must be accessed periodically while a user is playing. Current broadband technologies are incapable of remotely loading and accessing the data these games require in a reasonable time. For example, VDSL technology requires over five minutes to remotely load a new level of the popular Doom 3(R) game. In contrast, when using Fiber To The Home for a remote game hosting connection, an end user would have a similar experience as if the user were accessing the game from his local hard drive. In addition, networked storage applications require low latency access and bandwidth burst capability to access remotely stored information.

         The ability of a remote hosting site to deliver a performance comparable to the local hard disk requires 200-500 Mbps of bandwidth, likely increasing to 1 Gbps in the future. The table below shows the bandwidth requirements for remotely hosted applications:

                                                                                     ABILITY TO DELIVER REQUIRED
                                                                                             BANDWIDTH
                                                                                  -------------------------------

     SAMPLE REMOTELY HOSTED APPLICATIONS         TYPICAL BANDWIDTH BURST           ADSL        VDSL        FTTH
     ---------------------------------      -------------------------------       -------    ---------    ------
     On-line photo albums                            50-100 Mbps downstream         No       Marginal       Yes
     Interactive online games                       200-500 Mbps downstream         No          No          Yes
     Networked storage                           200-500 Mbps down/upstream         No          No          Yes

         Service providers seeking to offer the simultaneous delivery of various remotely hosted applications and other advanced digital media applications must have the capability to bandwidth of several hundred Mbps, or even, multi-Gbps, to end users.

         A variety of broadband access technologies using copper wires exist in the first mile today, all of which use the traditional telephone infrastructure. Bandwidth levels achievable using the most advanced DSL technologies have approached the physical limits of the underlying electrical properties of copper. In addition, the bandwidth provided by DSL technologies degrades depending on the end user's distance from the central office. As a result, networks using DSL will not be able to consistently deliver the bandwidth required to solve the bandwidth bottleneck, as they face limitations on bandwidth, distance and achievable latency.

PASSIVE OPTICAL NETWORK TECHNOLOGY

         To overcome the inherent limitations of copper-based networks within the first mile, service providers are increasingly turning to optical fiber to deliver triple-play services and enhanced performance. Passive optical network technology is becoming the standard technological enabler for the delivery of high bandwidths over optical fiber. Passive optical network technology is a network architecture that enables the delivery of up to 2 Gbps of bandwidth over optical fiber deployed within the first mile.

         Passive optical network technology uses optical fiber to carry packets of information, represented as optical signals, between a service provider's central office and the end user's home. The following diagram depicts a simple passive optical network Fiber To The Home architecture. It illustrates the transmission of packets downstream from the optical line terminal, or OLT, located within the central office, to the optical network unit, or ONU, located at the end user, as well as the transmission of packets of information in the reverse direction, or upstream, from the end user to the central office.

                               [GRAPHIC OMITTED]


         The optical distribution network, which is the area between the end-points in a passive optical network, consists of components that are considered "passive," because they do not contain active electronics, such as switches, routers, aggregators or multiplexers, that process information. These passive components include single-mode optical fiber, optical splitters/couplers, connectors and splices. Passive components are inherently less expensive to maintain and more reliable than active components. Within a passive optical network, the OLT and ONU are the only active elements located at the network end-points.

         Packets of information are transmitted downstream from the OLT through the splitter to ONUs located at each end user. When packets of information reach an ONU, the unit accepts the packets of information intended for it and discards the packets of information intended for other ONUs. For upstream traffic flow, packets of information sent from multiple ONUs are combined into a single fiber line by the splitter, which then forwards all the packets of information to the OLT in the central office. The combination typically is performed by time division multiple access techniques, in which transmission slots are allocated to ONUs by the OLTs.

         There are several passive optical network industry standards. These standards specify basic systems requirements, such as architecture, bit rates, reach and security. In June 2004, the Institute of Electrical Electronics Engineers, or the IEEE, adopted the 802.3ah industry standard for passive optical networks based on Ethernet protocol, or EPON. The mass deployment of Fiber To The Home in Japan is based on the EPON standard and this standard is being used for deployments in other parts of Asia as well. In January 2003, the International Telecommunications Union, or ITU, specified a protocol for passive optical networks that also operates at multi-Gbps data rates, the ITU G.983/4 standard, or GPON standard. Early indications are that in the United States the RBOCs may adopt the GPON standard for future Fiber To The Home deployments. Adoption of these industry standards for Fiber To The Home is expected to facilitate market growth and encourage market participants to focus their development efforts on standards-compliant products. Telephone service providers also are expected to be more willing to invest in optical fiber infrastructure for the first mile if they are able to choose among standards-compliant equipment providers.

TREND TOWARDS FIBER TO THE HOME USING PASSIVE OPTICAL NETWORK TECHNOLOGY

         Fiber To The Home enables service providers to eliminate the bandwidth bottleneck in the first mile. By deploying Fiber To The Home within the first mile, telephone service providers are able to cost effectively offer triple-play services to end users and thereby more effectively compete for existing and new customers and increase their revenue streams. The following factors have led to increased use of passive optical network technology for deployment of Fiber To The Home:

         o HIGH PERFORMANCE FOR BANDWIDTH INTENSIVE APPLICATIONS. Passive optical networks deliver multi-Gbps of bandwidth to support bandwidth intensive applications and delivery of triple-play services through a single broadband connection. As a result, these networks generally require less frequent upgrading by service providers. In addition, since passive optical networks simultaneously transmit all packets of information to all ONUs in a network, passive optical networks are suited for broadcast applications. These applications involve delivery of the same content to multiple homes, such as broadcast TV.

         o CONSISTENT PERFORMANCE. Passive optical networks deliver high speeds both upstream and downstream, referred to as symmetrical bandwidth. Symmetrical bandwidth is critical for many next-generation applications such as interactive gaming and long distance learning. Passive optical networks consistently deliver multi-Gbps of bandwidth over distances of up to 20 kilometers. In contrast, DSL networks technologies are limited to 100 Mbps of bandwidth over distances of 1 kilometer and experience significant variability due to a number of factors, such as electrical interference, that are compounded by distance.

         o HIGH RELIABILITY AND LOW OPERATING COSTS. Passive optical networks reduce operating costs for service providers because they do not contain active components in the optical distribution network, leading to fewer failures and requiring less equipment. In addition, the passive components deployed in the optical distribution network require less ongoing maintenance and repair, for example, in the powering and cooling of these components. Further, multiple users can share the same fiber strand extending from the OLT and by using a single fiber strand for multiple users, less fiber is required to support a network. This is referred to as point-to-multipoint topology and can be deployed incrementally, as demand requires.

         The combination of these factors is driving service providers to deploy Fiber To The Home using passive optical network technology. An early adopter of telecommunications and Internet technologies, Japan has embraced passive optical network technology to support deployment of Fiber To The Home. We believe that the combined benefits of Fiber To The Home will drive other markets to adopt it as a broadband access solution. In addition to Japan, South Korea and China also have begun deployments of Fiber To The Home. In particular, Japan and South Korea have been at the forefront of widespread adoption of earlier broadband access technologies. In the United States, RBOCs have announced large fiber roll-outs involving multi-billions of dollars as part of a commitment to deploy fiber networks in the first mile in order to deliver triple-play services to end users. By delivering triple-play services, the RBOCs can generate higher revenue from next-generation applications that can offset the revenue declines in their core voice services.

         In deciding to deploy Fiber To The Home, it is critical to service providers that their networking OEM vendors can supply a high performance, cost-effective and reliable technology platform. Networking OEMs, in turn, seek to work with semiconductor suppliers that can provide a complete end-to-end solution for their semiconductor needs, ranging from the OLT to the ONU, as well as advanced technological capabilities to support high levels of security, differentiated service levels to end users, and advanced applications.

THE PASSAVE SOLUTION

         We design, develop and supply system-on-a-chip solutions for Fiber To The Home applications. Our GigaPASS architecture-based products provide multi-Gbps per second of bandwidth and features required for triple-play capable OLTs and ONUs in a passive optical network. We believe that the following are our principal competitive strengths:

         HIGHLY INTEGRATED SYSTEM-ON-A-CHIP SOLUTIONS. We use our analog mixed-signal, data networking and advanced technologies to offer our customers highly-integrated, cost-effective single chip solutions. Our GigaPASS Fiber To The Home architecture integrates three high-performance functional platforms in a single system-on-a-chip solution. The architecture is field-proven in our solutions already deployed in Asia and can be flexibly adapted to support both current and future Fiber To The Home standards. All of our products are designed to use low-cost, standard CMOS, or complementary metal-oxide semiconductor, process technologies. By using CMOS process technology, which is the dominant semiconductor process technology in use today, we are able to introduce products quickly, reducing our time to market. We combine into a system-on-a-chip much of the processing functionality of an entire passive optical network. Through higher levels of integration, we are able to lower overall systems costs and enable higher performance for our customers by eliminating costly external components, reducing required printed circuit board space, and simplifying our customers' development and manufacturing processes.

         ADVANCED PROPRIETARY COMMUNICATIONS ALGORITHMS. We have developed advanced proprietary communications algorithms to provide our networking OEM customers and service providers with comprehensive networking and management capabilities. Communications algorithms are special techniques used to transform a digital data stream into a specially-conditioned analog signal suitable for transmission over communications networks. For example, our Dynamic Bandwidth Allocation algorithm is an advanced communications algorithm that serves as a key component in our central office Fiber To The Home products. This algorithm is critical to using bandwidth efficiently and delivering high quality of service to end users for delay-sensitive applications. In addition, our Dynamic Bandwidth Allocation algorithm can be programmed in the field by service providers, providing them the flexibility to configure our algorithms to meet their specific needs.

         COMPREHENSIVE END-TO-END AND PLATFORM SOLUTIONS. We provide comprehensive end-to-end solutions encompassing both central office and customer premise solutions. At the outset of our relationship with a networking OEM customer, we provide complete reference designs that reduce the development time for the networking OEM customer and enables the customer to incorporate additional features that are not directly supported by our system-on-a-chip solutions. Our end-to-end solutions include configurable and flexible software in addition to turn-key software solutions. Together, our end-to-end and platform solutions reduce the development time for our customers and allow them to achieve rapid time-to-market, while enabling them to differentiate their systems to meet their specific requirements.

         SYSTEMS-LEVEL EXPERTISE. Many of our engineers and managers have extensive experience in the design and development of systems-level networking equipment. In addition, we have gained significant experience from having several generations of our products incorporated in Fiber To The Home deployments, which provides us with an advantage in designing solutions for customers in the future. Our understanding of the systems-level implementation and design of Fiber To The Home central office and customer premise networks enables us to assist our customers in implementing their system designs, shortening their design cycles using our products and optimizing their systems level performance. Our understanding enables us to consistently improve the level of performance and integration of our products, providing additional benefits to our customers and enhancing the competitiveness of our solutions.

         STRONG, COLLABORATIVE RELATIONSHIPS WITH CUSTOMERS AND TELEPHONE SERVICE PROVIDERS. We have built strong relationships with our OEM customers and key service providers, including Fiber To The Home market leader NTT and Softbank Broadband (Japan). Our service network consists of application engineers who evaluate specific customer design issues and work with our customers to provide the best solution for integrating our products into their systems. Our close collaboration with our customers enables us to manage our product roadmap to meet their needs. In addition, our dedication to assisting service providers in using passive optical networks to offer triple-play services helps drive the adoption of our solution by networking OEMs.

OUR STRATEGY

         Our objective is to be a leading provider of highly-integrated system-on-a-chip solutions to the worldwide access communications markets. Key elements of our strategy for achieving this objective include:

         FOCUS ON KEY INTERNATIONAL MARKETS. We concentrated our initial sales and marketing efforts on service providers in Japan, the first country to deploy passive optical networks for triple-play services on a wide scale. We intend to open offices in South Korea and China, which we believe will be the next countries to deploy Fiber To The Home in Asia. We believe significant growth opportunities exist in other areas, including in the United States and Europe. We already have infrastructure in place in the United States to focus on this market. We intend to continue expanding our sales team and our technical and marketing support network to broaden our reach.

         EXTEND TECHNOLOGY LEADERSHIP AND ENABLE RAPID TIME-TO-MARKET. We plan to continue to leverage our proprietary GigaPASS architecture and intellectual property to integrate additional components and features into our solutions and expand our product portfolio to address next generation growth opportunities. We believe that incorporating additional components into our system-on-a-chip solutions will strengthen our competitive position, increase barriers to entry for our competitors, and enable our customers to achieve faster and broader penetration within their existing markets. We have increased our investment in research and development as we continue developing new products that incorporate other emerging passive optical network technologies, such as GPON-compliant products.

         CONTINUE TO DRIVE INDUSTRY STANDARDS AND MARKET ADOPTION. We plan to continue to participate actively in the formation and evolution of critical industry standards for broadband communications markets. Participating in the development of industry standards provides us with valuable insights, and supports our efforts to be first-to-market with industry-compliant products. We also seek to accelerate and expand the development of markets for our products by understanding the needs of our networking OEM customers and service providers by targeting opportunities to strengthen relationships with these customers. We intend to continue to offer comprehensive solutions of standards-based equipment to drive rapid market acceptance and deployment of Fiber To The Home.

         EXPAND INTO HIGH-GROWTH COMMUNICATIONS MARKETS. We plan to identify rapidly growing broadband access markets similar to Fiber To The Home and to develop highly-integrated solutions for applications in these markets. We plan to leverage our collaborative relationships with our networking OEM customers and service providers to identify attractive opportunities. We believe that many of our core technologies, such as communications algorithms, encryption and forward error correction, can be used in new applications. We intend to use our comprehensive design expertise to develop and introduce solutions rapidly and efficiently to address opportunities that we may identify.

         PURSUE STRATEGIC PARTNERSHIPS, JOINT VENTURES AND ACQUISITIONS. We intend to selectively pursue partnerships, joint ventures and strategic acquisition opportunities that we believe may allow us to increase our existing market share, expand into new markets, broaden our portfolio of products or intellectual property, or strengthen our relationships with telephone service providers and networking OEMs.

OUR PRODUCTS

         We design and sell high performance, highly integrated system-on-a-chip solutions for the Fiber To The Home market. Our GigaPASS architecture-based system-on-a-chip solutions provide the higher bandwidth and robust feature sets required for triple-play capable OLTs in central office equipment and ONUs in customer premise equipment, deployed within a passive optical network. We offer complete solutionsand enable our OEM customers to reliably and rapidly introduce systems that incorporate our products. We believe our products currently are differentiated from those of our competitors with respect to their high degree of integration and cost competitiveness.

CENTRAL OFFICE FIBER TO THE HOME SOLUTIONS

         Our central office Fiber To The Home solutions provide the core functionality required for passive optical network equipment, including OLTs, line-cards, remote-terminal interfaces and other equipment. Our solutions are composed of a Media Access Controller system-on-a-chip, which incorporates our embedded networking algorithms, our Dynamic-Bandwidth Allocation algorithms, and software protocols. Our proprietary Dynamic Bandwidth Allocation algorithms allocate available bandwidth within a network among multiple network users based on the respective service level agreements between the end users and the service provider. The algorithm can allocate bandwidth based on multiple priority levels, as well as bandwidth availability guarantees made by the service provider, to ensure the highest quality of service. If end users with service level agreements with a service provider are not fully utilizing their guaranteed bandwidth, the algorithm fairly allocates all of the unused bandwidth to other users. Our current products are based on the IEEE 802.3ah EPON industry standard.

         In addition to standard Dynamic Bandwidth Allocation algorithms, our solutions support custom, service provider-specific algorithms and support in-the-field upgrade and reconfiguration of Dynamic Bandwidth Allocation algorithms. This provides flexibility for service providers who may not be able to accurately predict the traffic characteristics of new services they may wish to provide in the future. By enabling custom in-the-field reprogramming of Dynamic Bandwidth Allocation algorithms, our products allow service providers to initiate new services without new Fiber To The Home infrastructure investments.

         We introduced our first generation Fiber To The Home solution for the central office, our PAS5001 Gigabit Ethernet PON OLT system-on-a-chip, in the third quarter of 2003. We currently are shipping our second generation Fiber To The Home solution, the PAS5001-N, a Gigabit Ethernet PON OLT system-on-a-chip, that we introduced in the first quarter of 2004.

         The PAS5001-N includes support for our IEEE 802.3ah Gigabit Ethernet PON Media Access Controller. It also includes management functions using the IEEE 802.3ah Operation, Administration, and Maintenance protocol and quality of service functionality using the IEEE 802.1p standard to prioritize switch traffic. The PAS5001-N has a programmable Dynamic Bandwidth Allocation engine, as well as integrated encryption for enhanced security and privacy.

CUSTOMER PREMISE FIBER TO THE HOME SOLUTIONS

         Our Customer Premise Fiber To The Home solutions provide the core functionality for ONU systems. Our products support the IEEE 802.3ah EPON industry standard.

         We introduced our first generation Fiber To The Home solutions for the customer premise, our PAS6001-A Gigabit Ethernet PON ONU and the PAS6001-B Gigabit Ethernet PON ONU integrated circuits, in the second quarter of 2003. We introduced our second generation Fiber To The Home solutions for the customer premise, the PAS6001-NA Gigabit Ethernet PON ONU and the currently shipping PAS6001-NB Gigabit Ethernet PON ONU integrated circuits in the first quarter of 2004.

         The PAS6001-NB includes support for our IEEE 802.3ah Gigabit Ethernet PON Media Access Controller, a 10/100/1000 Mbps user network interface towards the customer's premise, management functions in accordance with the IEEE 802.3ah Operation, Administration, and Maintenance protocol using an external controller, quality-of-service functionality using IEEE 802.1p traffic prioritization, integrated frame buffers, multiple Dynamic Bandwidth Allocation algorithms, and integrated encryption for enhanced security and privacy.

         We also are shipping our third generation Fiber To The Home solution for the customer premise, the PAS6201 Gigabit Ethernet PON ONU system-on-a-chip, which we introduced in the first quarter of 2005. The PAS6201 improves on prior generation devices by including support for forward error correction, improved quality-of-service using service aware traffic classification engines, frame buffers of increased size, and port-based traffic engineering capabilities. To improve total system cost, the PAS6201 integrates a SERDES and an ARM9 central processing unit to form a system-on-a-chip, and also supports a 10/100/1000 Mbps user network interface towards the customer's premise.

PRODUCTS UNDER DEVELOPMENT

         We are developing products for the central office and customer premise Fiber To The Home market that improve the performance of our existing products by adding additional features and enhancing the capabilities of existing features. We also intend to expand our geographic reach and develop products that support additional standards based technologies. For example, we are developing a Fiber To The Home OLT system-on-a-chip for the central office and an ONU system-on-a-chip for the customer premise, which support the GPON standard. Key products and functionalities under development include solutions based on next generation Dynamic Bandwidth Allocation algorithms.

CUSTOMERS

ORIGINAL EQUIPMENT MANUFACTURERS

         We market and sell our products to leading networking OEMs that incorporate our products into their systems. Our OEM customers include Fujitsu, Mitsubishi Electric & Electronics, Sumitomo Electric Industries and UTStarcom.

         A small number of our customers historically have accounted for substantially all of our total revenue. The following table sets forth customers that accounted for 10% or more of our revenues for the periods indicated:

                                                                     YEAR ENDED        SIX MONTHS
                                                                    DECEMBER 31,     ENDED JUNE 30,
     CUSTOMER                                                           2004              2005
     -------------------------------------------------------        ------------      -------------
     Mitsubishi Electric & Electronics USA, Inc. ...........             14%              55%
     Sumitomo Electric Industries ..........................             10%              25%
     UTStarcom Inc. ........................................             71%              15%

         The loss of any key customer could have a material adverse effect on our business, financial condition and results of operations. We have no long term agreements in place with any of these customers. See "Risk Factors--A small number of OEM customers currently account for substantially all of our revenues, and the loss of one or more of these customers, or a significant decrease or delay in sales to any of these customers, could reduce our revenues significantly."

         Sales to customers in Japan accounted for substantially all of our total revenue for the years ended December 31, 2004 and for the six months ended June 30, 2005. We anticipate that a substantial majority of our revenue will continue to be from sales to customers in Japan.

SERVICE PROVIDERS

         Together with our networking OEM customers, we have optimized our products for mass deployments and trials according to the needs of the service providers with whom we have worked, including NTT and Softbank Broadband (Japan).

SALES AND MARKETING

         Our sales and marketing strategy is to achieve design wins with leading networking OEMs and to raise awareness of our products with service providers that seek to deploy Fiber To The Home products. We market and sell our products to networking OEMs that incorporate our solutions into their equipment. In addition, we have built strong relationships with key service providers that we believe are market leaders in the Fiber To The Home market. In doing so, we expect these service providers to encourage their OEM suppliers to adopt our solutions in their own product offerings. Our sales force and marketing team are located in Israel, Japan, South Korea and the United States and as of June 30, 2005 consisted of 17 people.

         Our direct sales involve close collaborative contact between our direct sales force and our key OEM customers and service provider relationships.

         In addition to direct sales, we currently market our products through local manufacturers' representatives in Japan, South Korea, China and Taiwan.

         Our marketing team focuses on product strategy, product development roadmaps, new product introduction processes, demand assessment and competitive analysis. The group works closely with our sales and research and development groups to align our product development roadmap to meet the key technology requirements of our customers. The group also ensures that product development activities, product launches, and ongoing demand and supply planning occur in a well-managed, timely basis in coordination with our development and sales groups, as well as with our OEM customers.

         We market our products to service providers through our marketing team. Our dedication to solving service providers' problems when deploying Fiber To The Home is part of the overall value we provide. By working directly with service providers, we are able to manage our product roadmap to meet their deployment needs. In addition, we are able to customize our products to fit particular needs and help accelerate deployments of Fiber To The Home.

         Our technical and marketing support network consists of qualified engineers who evaluate specific customer design issues and work with our customers to provide the best solution for integrating our products into their systems.

TECHNOLOGY

         We possess a broad base of core technologies that we use in the design of our system-on-a-chip solutions. Our GigaPASS architecture integrates three high-performance functional platforms in a single system-on-a-chip:

         o bi-directional Gbps passive optical network to Gigabit Ethernet channel;

         o a multi-stage packet protocol processing engine that processes the data flowing in the channel at wire speeds; and

         o a programmable embedded 32-bit processor with an operating system, middleware and application specific firmware that provides robust Fiber To The Home terminal feature sets and is field programmable by the service provider.

         We have developed, and continue to build on, six primary technical competencies that contribute to our GigaPASS architecture-based system-on-a-chip solutions:

         o    proprietary communications systems algorithms and protocols;

         o    advanced digital packet processing hardware architectures;

         o    proprietary software design methodologies;

         o high performance analog and mixed-signal circuit design using industry standard CMOS process technologies;

         o    high speed optical communications expertise; and

         o    a systems-level expertise.

         COMMUNICATIONS SYSTEMS ALGORITHMS AND PROTOCOLS. We have significant expertise in networking protocols, queuing systems and switching and routing algorithms that apply the development of media access controller systems for Fiber To The Home applications.

         DIGITAL PACKET PROCESSING HARDWARE ARCHITECTURES. We have developed cost-effective, single system-on-a-chip Fiber To The Home devices by mapping complex communications algorithms into low-complexity hardware architectures using our GigaPASS architecture. Our technology in the area of low-complexity, high-performance packet-processing permits us to individually implement the communications algorithms in hardware rather than the conventional approach of running all of the algorithms in firmware on a single general purpose programmable CPU architecture. Our technology results in integrated circuits that are less complex and less expensive to manufacture than conventional implementations when operating at gigabit speeds. In addition, we focus our technology on frame-based encryption, which is a key component in all of our GigaPASS architecture-based Fiber To The Home products.

         SOFTWARE DESIGN METHODOLOGIES. We have the ability to add significant flexibility and value to the design of our products by utilizing our software design expertise. This results in flexible firmware solutions for our system-on-a-chip solutions, scalable driver designs allowing high density central office design, feature rich devices with simple to program interfaces, robust development tools, and high-performance Dynamic Bandwidth Allocation algorithms.

         HIGH-PERFORMANCE ANALOG AND MIXED-SIGNAL CIRCUIT DESIGN. We have achieved a level of circuit performance in standard CMOS process technologies that is normally associated with more expensive special purpose silicon fabrication technologies. All of our high-performance analog components are implemented in the same low-cost CMOS process technologies as our digital integrated circuits. In addition, our passive optical network-based Fiber To The Home products use high performance analog burst mode technology.

         HIGH-SPEED OPTICAL COMMUNICATIONS EXPERTISE. Our optical communications know-how allows us to design systems that are able to operate under extreme noise conditions characteristic of environments where very weak optical signals are used in communications networks delivering multi-Gbps of bandwidth. We believe we have the ability to use this know-how to develop and implement features that continue to differentiate our products.

         COMPREHENSIVE SYSTEMS-LEVEL EXPERTISE. We believe our systems-level understanding allows us to establish a viable long-term product roadmap. We have achieved a high level of integration in our products and intend to continue using our comprehensive systems-level expertise to provide more integrated systems-level solutions in our products. This permits our customers to achieve rapid time-to-market over multiple generations of equipment.

RESEARCH AND DEVELOPMENT

         We have assembled a core team of experienced engineers, many of whom are leaders in their particular field or discipline. These engineers are involved in advancing our core technologies, as well as in applying these core technologies to our product development activities in the areas of central office and customer premise Fiber To The Home solutions. Our products for each of these markets benefit from a common base of core technologies and systems expertise, which enables us to focus our investment on research and development efficiently.

         Our research and development activities take place in Israel. As of June 30, 2005, 66 of our employees were engaged primarily in research and development. For the six months ended June 30, 2005, our research and development expense was $5.2 million. For the year ended December 31, 2004 it was $4.3 million and for the year ended December 31, 2003 it was $1.5 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

         As of the date of this prospectus, we owned three active Patent Cooperation Treaty patent applications, 13 active U.S. provisional patent applications, six pending U.S. non-provisional patent applications, four pending Japanese patent applications, four pending South Korean patent applications, and one pending Chinese patent application, all relating to our Ethernet passive optical network technology. We currently have no approved, granted or issued patents. None of these pending applications may result in the issuance of any patents nor may the granted or approved patents or the pending applications, if issued, be held valid or enforceable if challenged. We intend to continue to pursue patent protection for our inventions in the United States and other selected countries.

         We believe that our U.S. patent applications relating to our Ethernet passive optical network technology may cover technology described in the IEEE 802.3ah industry standard. Because of our involvement in the standard-setting process, we may be required to license certain of our core technology, including technology covered by these patent applications, on a reasonable and non-discriminatory basis to a current or future competitor, to the extent required by the IEEE.

         While we rely on patent and other intellectual property laws to protect our technology, we also believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are essential to establishing and maintaining our market position. We enter into confidentiality agreements, as appropriate, with our employees, consultants and customers, and otherwise seek to control access to, and distribution of, our proprietary information. These measures, however afford only limited protection. There is no guarantee that these safeguards will protect our technology and other valuable competitive information from being used by competitors.

MANUFACTURING

         MANUFACTURING LOGISTICS. We use third parties to manufacture our products. We currently work with Data JCE Electronics Ltd. and Kawasaki Microelectronics for our manufacturing needs, including:

         o    production test hardware and test program development;

         o    characterization and qualification testing;

         o    production scheduling;

         o    capacity planning;

         o    work-in-progress tracking;

         o    yield management;

         o    shipping logistics;

         o    supplier management; and

         o    quality support functions, such as failure analysis.

         Our logistics and engineering personnel work with these manufacturers to manage manufacturing logistics, including product planning, work-in-progress control, shipping and receiving and our relationships with contractors. We currently do not have any contracts with our suppliers.

         We design and develop our system-on-a-chip solutions and electronically transfer our proprietary designs to our suppliers. We do not have direct relationships with foundries. Some of our suppliers, with whom we work on application specific system-on-a-chips, contract with outside foundries for the production of our products. Three foundries, Samsung Electronics Corporation Ltd. in South Korea, Semiconductor Manufacturing International Corporation in China and United Mircro Electronics Corporation in Taiwan, currently manufacture all of our products. These foundries currently fabricate our devices using standard 0.18 micron CMOS process technologies. We regularly evaluate the benefits and feasibility, on a product by product basis, of migrating to smaller process geometries to reduce cost and improve performance, and we intend to move to smaller process geometries for our products in the future.

         By contracting our manufacturing, we are able to focus our resources on product design and eliminate the large capital investment and high cost of owning and operating a semiconductor fabrication facility. This fabless business model also allows us to take advantage of the research and development efforts of leading manufacturers and to maintain flexibility in choosing suppliers that meet our technology and cost requirements.

         QUALITY ASSURANCE. We have designed and implemented a quality management system that provides the framework for continual improvement of products, processes and customer service. We apply established design rules and practices for CMOS devices through standard design, layout and test processes. We also rely on in-depth simulation studies, testing and practical application testing to validate and verify our products. We emphasize a strong supplier quality management practice in which our suppliers and the foundries used by them are pre-qualified by our operations and quality teams. We require that our suppliers and the foundries used by them have a quality management system, be certified to ISO9001 and 14001 standard and have an environmental management system certified to ISO14000 standard. To ensure consistent product quality, reliability and yield, we closely monitor, together with our suppliers, the production cycle by reviewing manufacturing process data from each foundry and assembly subcontractor.

COMPETITION

         The markets in which we compete are highly competitive and are characterized by rapid technological change, evolving industry standards, short product life cycles and price erosion. In addition to facing competition from other suppliers of Fiber To The Home products, we face competition from alternative broadband access technologies, including DSL and cable modem technologies. We believe that the principal bases of competition in these markets are:

         o    performance and reliability;

         o    system cost;

         o    time-to-market;

         o    product capabilities;

         o    level of integration;

         o    installed base with OEMs;

         o    intellectual property;

         o    customer support; and

         o    reputation.

         We believe we compete favorably with respect to each of these factors.

         We compete with domestic and international suppliers of products for the Fiber To The Home markets, which has resulted and may continue to result in declining average selling prices for our products. We compete with Broadlight, Inc., Centillium Communications, Inc., Freescale Semiconductor, Inc., and Teknovus, Inc., in the Fiber To The Home market. We also compete with the in-house capabilities of our networking OEM customers.

         Some of our competitors operate their own fabrication facilities, have longer operating histories and presence in key markets, greater name recognition, larger installed customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we have. They may be able to introduce new technologies, respond more quickly to changing customer requirements or devote greater resources to the development, promotion and sale of their products than we can. Furthermore, in the event of a manufacturing capacity shortage, these competitors may be able to manufacture products when we are unable to do so. Current and potential competitors have established or may establish financial or strategic relationships among themselves or with existing or potential customers, resellers or other third parties. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. In addition, our competitors may in the future develop technologies that more effectively address the transmission of digital media content at a lower cost. We may not be able to compete successfully against current or potential competitors. Competition may have a material adverse effect on our business, financial condition and results of operations.

EMPLOYEES

         As of June 30, 2005, we had 101 employees, including 66 in research and development, 17 in sales and marketing and 18 in general and administration. Competition for personnel in the semiconductor industry is intense. We believe that our future prospects will depend, in part, on our ability to continue to attract and retain highly-skilled technical, marketing and management personnel.

         None of our employees or the employees of our subsidiaries is a member of any union, nor have we ever experienced any work stoppage. We believe that our employee relations are good.

         Most of our employees are located in Israel. Certain provisions of Israeli law and of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (the Israeli federation of employers' organizations) apply to our Israeli employees by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern the maximum length of the work day and the work week for employees. Furthermore, under these provisions, the wages of most of our employees are automatically adjusted in accordance with cost of living adjustments, as determined on a nationwide basis and under agreements with the Histadrut based on changes in the Israeli consumer price index. The amounts and frequency of such adjustments are modified from time to time. In addition, Israeli law determines minimum wages, procedures for dismissing employees, minimum severance pay, and requires paid statutory annual vacation, sick leave and specifies other conditions of employment.

         Israeli law generally requires the payment by Israeli employers of severance pay upon the retirement or death of an employee, or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund a portion of our ongoing severance obligations by making monthly payments for severance insurance policies. In addition, according to the National Insurance Law, Israeli employees and employers are required to pay specified amounts to the National Insurance Institute, which is similar to the United States Social Security Administration. These contributions entitle the employees to benefits during periods of unemployment, work injury, maternity leave, disability, and military reserve duty, and in the event of the bankruptcy or winding-up of their employer. These amounts also include payments for national health insurance payable by employees. The payments to the National Insurance Institute are determined progressively in accordance with wages. They currently range from 9% to 15% of wages, of which the employee contributes approximately 66% and the employer contributes approximately 34%. A majority of our full-time employees are covered by general and/or individual life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits.

FACILITIES

         As of June 30, 2005, we lease our main office, located in Santa Clara, California, pursuant to a lease that expires in January 2007. We occupy approximately 4,126 square feet. Our Israeli subsidiary leases a 19,487 square foot facility in Herzliya, pursuant to a lease that expires in January 2007. Our Japanese subsidiary leases a 1,336 square foot facility in Tokyo, pursuant to a lease that expires in September 2005.

         In addition to these facilities, we are seeking to lease approximately 2,000 square feet in Tokyo, Japan after expiration of our existing lease; 1,000 square feet in Seoul, South Korea; and 1,000 square feet in Shanghai, China.

         We believe that our current leases together with our planned expansion are adequate to meet our needs.

LEGAL PROCEEDINGS

         We are not involved in any material legal proceedings.

                                   MANAGEMENT


EXECUTIVE OFFICERS AND DIRECTORS

         The following table sets forth the name, age, position(s) and a brief account of the business experience of each of our executive officers and directors as of August 23, 2005:

NAME                                                    AGE                  TITLE
----------------------------------------------------   ----  ----------------------------------------------------
Menashe Ezra(1)(2)(3) ..............................    53   Chairman of the Board
Victor Vaisleib ....................................    39   Chief Executive Officer and Director
Ariel Maislos ......................................    32   President and Director
Onn Haran ..........................................    34   Chief Technology Officer
Yaron Garmazi ......................................    40   Chief Financial Officer and Secretary
Ofer Bar-Or ........................................    39   Chief Operating Officer
Ron Hiram(1)(2)(3) .................................    52   Director
Mordechay "Moty" Ben-Arie(1)(2)(3) .................    49   Director

--------------
(1)  Member of the Audit Committee
(2)  Member of the Compensation Committee
(3)  Member of the Nominating Committee

         MENASHE EZRA, the Chairman of our Board of Directors was appointed in June 2002, and is a Managing Director of BRM Capital Fund, L.P., a venture capital fund which is one of our principal stockholders. Before joining BRM Capital in 2001, he served as Vice President of communications networks at Lucent Technologies (NYSE:LU). In 1993, he founded and served as Chief Executive Officer of WaveAccess, a company that was acquired by Lucent in 1998. For several years, prior to founding WaveAccess, Mr. Ezra was head of the Electronic Research Department ("ERD"), a top research and development unit of the Israel Defense Forces. Mr. Ezra currently is the Chairman of the Board of Schema Ltd., Schema Inc., Oplus Technologies Inc. and Oplus Technologies Ltd. and is a director of Wavion Inc. Mr. Ezra holds a B.Sc. in Engineering from Tel Aviv University.

         VICTOR VAISLEIB, our Chief Executive Officer since December 2001, and one of our directors, also is one of our two co-founders. He joined us after completing a 15-year career at the ERD, where he held various research and development and management positions. Mr. Vaisleib holds a B.Sc. in Physics and Mathematics from The Hebrew University, Jerusalem, and is a TALPIOT graduate and laureate of the Israel Defense Award (1999).

         ARIEL MAISLOS, our President, and one of our directors since January 2001, also is one of our two co-founders. Mr. Maislos was our Chief Executive Officer from January 2001 to December 2001, our Chief Financial Officer from January 2001 to June 2005, and our Secretary from January 2001 to August 2005. He co-founded Passave, Inc. after seven years at the ERD, where he served in a variety of research and development and project management positions. Mr. Maislos is a TALPIOT graduate, holding a B.Sc. (cum laude) in Physics, Mathematics, and Computer Science from The Hebrew University, Jerusalem, and an MBA from Tel-Aviv University. Mr. Maislos served as the editor of the EPON clause of the IEEE 802.3ah standard, and was, until March 2005, a board member for the Ethernet in the First Mile Alliance.

         ONN HARAN, our Chief Technology Officer, joined us in January 2001 from Texas Instruments Inc., Short Distance Wireless Group, where he achieved recognition for his contributions to the Bluetooth standard. Previously, Mr. Haran managed the ASIC group at the ERD. Mr. Haran holds a B.Sc. in Electrical Engineering (cum laude) from the Technion, Israel Institute of Technology in Haifa, and an M.Sc. in Electrical Engineering from Tel-Aviv University.

         YARON GARMAZI, our Chief Financial Officer, joined us in June 2005 and has served as our Secretary since August 2005. Mr. Garmazi previously served as Chief Financial Officer of Ness Technologies Inc. (NASDAQ:NSTC). Prior to that, Mr. Garmazi was Chief Financial Officer of Envara Inc., a fabless semiconductor startup company, and was involved in Envara's sale to Intel (NASDAQ:INTC). Prior to that, Mr. Garmazi established and managed the Israeli investment banking franchise of ABN AMRO Inc., a Dutch bank. Prior to ABN AMRO, Mr. Garmazi was Chief Financial Officer of NogaTech Inc., a fabless semiconductor company, and was actively involved in its initial public offering, as well as its acquisition by Zoran (NASDAQ:ZRAN) in 2000. Before NogaTech, Mr. Garmazi served as Controller of DSP Communication, Inc. (NASDAQ:DSPC), a fabless semiconductor company, through its initial public offering and two follow-on offerings. Mr. Garmazi is a certified public accountant and holds a B.A. in Business Administration from Tel-Aviv Management College.

         OFER BAR-OR, our Chief Operating Officer, joined us in January 2005. He was co-founder and Chief Executive Officer of UCnGO, a company acquired by Emblaze Systems Ltd. (LSE:BLZ), and later spun off as Adamind (LSE: ADA). After the acquisition, Mr. Bar-Or served as Vice President Research & Development and later as Chief Operating Officer of Emblaze. Prior to that, he was co-founder and Vice President Research & Development of Aptel (acquired by Nexus) (NASDAQ:
NXUS), which was the first company to introduce wireless fixed-base Automatic Meter Reading Systems. Following the acquisition, Mr. Bar-Or served as Nexus Vice President Research & Development, and General Manager of its subsidiary NexusData. Mr. Bar-Or spent the first seven years of his career in research and development and technical management positions in the Israeli space program, at IAI. He currently serves on the board of directors of UCnGO, Aiseek Ltd. and DSPV Ltd. Mr. Bar-Or is a TALPIOT graduate, holding a B.Sc. in Physics and Mathematics from the Hebrew University, Jerusalem, and an M.Sc. in Physics from Tel-Aviv University in the field of fiber optics.

         RON HIRAM, a member of our board of directors since August 2005, is a Managing Partner of Eurofund 2000 L.P., one of our principal shareholders. Prior to joining Eurofund 2000 L.P., Mr. Hiram co-headed TeleSoft Partners' investment activities in Israel between 2001 and 2002. TeleSoft Partners is a Silicon Valley venture capital fund focusing on companies developing telecommunication-related technologies. From 1994 to 2000, Mr. Hiram served as a Managing Director and Partner of Soros Fund Management LLC ("Soros"), an international hedge fund, devoting the bulk of his time to private equity investments. Prior to joining Soros, Mr. Hiram worked at Lehman Brothers Inc. for thirteen years, most recently serving as Managing Director of the workout and restructuring group. Since June 2001, and previously in 1986 and 1987, Mr. Hiram has served as a director of Comverse Technology, Inc. (NASDAQ: CMVT). Since April 2000, Mr. Hiram has served as a director of Ulticom, Inc. (NASDAQ:
ULCM). Mr. Hiram received a B. Comm. from the University of Natal, South Africa, in 1978 and an M.B.A. from Columbia University in 1981.

         MORDECHAY "MOTY" BEN-ARIE, a member of our board of directors was appointed in June 2002, is a General Partner of Walden Israel Venture Capital, which is one of our principal shareholders. Before joining Walden Israel Venture Capital, Mr. Ben-Arie was the Chief Executive Officer of Radcom Ltd. (NASDAQ:
RDCM). Before joining Radcom, Mr. Ben-Arie managed a series of interdisciplinary research and development projects for Elisra, an Israeli manufacturer of communications equipment and military electronics. Prior to that, he served in a technical position in the Israeli Navy from 1978 to 1982. Mr. Ben-Arie sits on the boards of Camero Inc., Color-Chip, Inc., Dansha Ltd, Amimon Inc. and Lynx Photonic Networks. Mr. Ben-Arie holds a B.Sc. degree in Electronic Engineering from the Technion and an MBA degree from Tel Aviv University.

EXECUTIVE OFFICERS AND DIRECTORS

         Currently, all of our directors hold office until the next annual meeting of our stockholders and until their successors have been duly elected and qualified. Our officers are elected and serve at the discretion of our board of directors.

         Our Board of Directors currently is comprised of five directors. Prior to completion of this offering, we intend to have a board comprised of seven directors and divided into three classes of directors, each of whose members will serve for staggered three-year terms. Upon expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders. Any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly-created directorships resulting from an increase in the number of directors, unless otherwise resolved by the Board of Directors, will be filled by the affirmative vote of a majority of directors then in office and not by the stockholders.

COMMITTEES OF THE BOARD OF DIRECTORS

         Our board of directors has established three standing committees: an audit committee; a compensation committee; and a nominating committee.

         AUDIT COMMITTEE. The audit committee oversees, reviews and evaluates our financial statements, accounting and financial reporting processes, internal control functions and the audits of our financial statements. The audit committee is responsible for the appointment, compensation, retention and oversight of our independent auditors. Our audit committee will make recommendations to the board of directors regarding the selection of our independent auditors and will review the professional services provided by our independent auditors, the independence of our auditors, the professional fees payable to our auditors, our annual financial statements, our internal controls and procedures and our internal control over financial reporting. Currently, the members of our audit committee are Menashe Ezra, Moty Ben-Arie and Ron Hiram. Menashe Ezra is the chairman of the committee. Prior to completion of this offering, our audit committee will be comprised of one of our existing non-management directors and two independent directors, one of whom will be the "financial expert" within the meaning of Item 401(h) of Regulation S-K of the Securities Act of 1933, as amended. Within 90 days following the completion of this offering, we will elect a third independent director to our board of directors. This independent director will replace one of the existing directors and will replace the non-independent director on the audit committee. At that time the composition of our audit committee will satisfy the requirements of The Nasdaq National Market and the SEC. Each member of the audit committee will be financially literate at the time such director is appointed.

         COMPENSATION COMMITTEE. The compensation committee reviews and makes recommendations to our board of directors concerning the compensation and benefits of our executive officers and directors, monitors the administration of our incentive compensation plans and equity-based plans, and reviews our general policy relating to compensation and benefits. Currently, the members of our compensation committee are Menashe Ezra, Moty Ben-Arie and Ron Hiram, each of whom is a non-management member of our board of directors. Moty Ben-Arie is the chairman of the compensation committee. Prior to completion of this offering, our compensation committee will be comprised of one of our existing non-management directors and two independent directors. Within 90 days following the completion of this offering, we will elect a third independent director to our board of directors. This director will replace one of the existing directors and will replace the non-independent director on the compensation committee.

         NOMINATING COMMITTEE. The nominating committee identifies prospective board candidates, recommends nominees for election to our board of directors, develops and recommends board member selection criteria, considers committee member qualification, supervises the selection and composition of committees of our board of directors and provides oversight in the evaluation of our board of directors and each committee. Currently, the members of our nominating committee are Menashe Ezra, Moty Ben-Arie and Ron Hiram. Ron Hiram is the chairman of the nominating committee. Prior to completion of this offering, our nominating committee will be comprised of one of our existing directors and two independent directors. Within 90 days following the completion of this offering, we will elect a third independent director to our board of directors. This director will replace one the existing directors and will replace the non-independent director on the nominating committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         Currently, none of the members of the compensation committee is or has ever been one of our officers or employees. At the completion of this offering, no interlocking relationship will exist between our board of directors or compensation committee and the board of directors or compensation committee of any other entity.

DIRECTOR COMPENSATION

         Currently, our directors do not receive any compensation. Upon completion of this offering, each of our non-employee directors will be paid $6,000 annually and will be reimbursed for reasonable expenses incurred in connection with performance of their duties as directors. Upon their election to our board of directors, each of our non-employee directors will be granted an initial option to purchase up to 25,000 shares of our common stock at the then fair market value pursuant to the terms of our 2003 Israeli Share Option Plan or our 2005 U.S. Stock Incentive Plan, as applicable. Each non-employee director also will receive cash compensation of $500 for attendance at each board meeting.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

         Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

         As permitted by the Delaware General Corporation Law, our certificate of incorporation, which will be effective upon the closing of this offering, includes a provision that permits the elimination of personal liability of our directors for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the Delaware General Corporation Law as it now exists or as it may be amended. The Delaware General Corporation Law permits limitations of liability for a director's breach of fiduciary duty other than liability:

         o for any breach of the director's duty of loyalty to us or our stockholders;

         o for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

         o for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the Delaware General Corporation Law; or

         o for any transaction from which the director derived an improper personal benefit.

         Such limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. In addition and in accordance with the Delaware General Corporation Law, our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether indemnification would be permitted under the Delaware General Corporation Law. We also intend to obtain liability insurance for our directors and officers.

         Our bylaws authorize us to indemnify our officers, directors, employees and agents to the fullest extent permitted by the Delaware General Corporation Law. Section 145 of the Delaware General Corporation Law empowers us to enter into indemnification agreements with our officers, directors, employees and agents. We have entered into separate indemnification agreements with our directors and executive officers to give such directors and executive officers additional contractual assurances regarding the scope of indemnification set forth in our certificate of incorporation and our bylaws and to provide additional procedural protections which may, in some cases, be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify such directors and executive officers against liabilities that may arise by reason of status or service as directors or executive officers and to advance expenses they spend as a result of any proceeding against them as to which they could be indemnified.

         At present, there is no pending litigation or proceeding involving any of our directors, executive officers, other employees or agents for which indemnification is sought, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

EXECUTIVE COMPENSATION

         Ofer Bar-Or was hired in January 2005 and Yaron Garmazi was hired in June 2005. The following table summarizes the compensation paid to or earned by our Chief Executive Officer and our other two most highly compensated executive officers whose total annual salary and bonus during the fiscal year ended December 31, 2004 exceeded $100,000:

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG-TERM
                                                               FISCAL YEAR 2004        COMPENSATION
                                                              ANNUAL COMPENSATION         AWARDS
                                                           -------------------------   ------------
                                                                                         NUMBER OF
                                                                                        SECURITIES
                                                                                        UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION                                  SALARY          BONUS        OPTIONS      COMPENSATION
------------------------------------------------------     ----------     ----------     ----------    ------------
Victor Vaisleib ......................................      $100,000       $83,000(1)     268,658       $29,000(2)
    Chief Executive Officer
Ariel Maislos ........................................      $150,000       $87,643        268,658       $ 5,000(3)
    President
Onn Haran ............................................      $120,000       $10,000        251,400       $ 5,000(3)
    Chief Technology Officer

----------------
(1) We paid $75,000 of this amount in January 2005, which was based on 2004 performance.
(2) Includes $21,000 of pension and related benefits, $8,000 for a lease for a car and other de minimis expenses.
(3) This amount was a relocation bonus paid in advance in 2003 that has been partially expensed each month since then. The amount shown represents the portion expensed in 2004.

STOCK OPTIONS

         The following table sets forth certain information with respect to stock options granted to the individuals named in the Summary Compensation Table during the fiscal year ended December 31, 2004, including the potential realizable value over the ten-year term of the options, based on assumed rates of stock appreciation of 5% and 10%, compounded annually, minus the applicable per share exercise price. These assumed rates of appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of our future common stock price. There can be no assurance that any of the values in the table will be achieved. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock and overall stock market conditions. The assumed 5% and 10% rates of stock appreciation are based on an assumed initial public offering price of $________ per share, which is the midpoint of the range set forth on the cover page of this prospectus.

         In the fiscal year ended December 31, 2004, we granted options to purchase up to an aggregate of 1,248,192 shares of our common stock to employees, directors and consultants. All options are fully vested within four years. The percentage of total options granted is based upon an aggregate of 1,248,192 options granted during 2004.

                        OPTION GRANTS IN FISCAL YEAR 2004

                                                INDIVIDUAL GRANTS                         POTENTIAL REALIZABLE
                             -------------------------------------------------------     VALUE AT ASSUMED ANNUAL
                                            %OF TOTAL                                     RATES OF STOCK PRICE
                              NUMBER OF      OPTIONS                                        APPRECIATION FOR
                             SECURITIES     GRANTED TO                                         OPTION TERM
                             UNDERLYING    EMPLOYEES IN    EXERCISE                      -----------------------
                               OPTIONS        FISCAL       PRICE PER     EXPIRATION
NAME AND PRINCIPAL POSITION    GRANTED         YEAR         SHARE           DATE            5%            10%
---------------------------  -----------   ------------    --------      -----------     --------      --------
Victor Vaisleib ...........     134,596        10.8%        $ 0.07         05/5/14        $              $
    Chief Executive
    Officer
Ariel Maislos .............     134,596        10.8%        $ 0.07         10/5/14        $              $
    President
Onn Haran .................        --           --             --            --              --            --
    Chief Technology
    Officer

         On August 23, 2005, we issued an aggregate of 1,698,410 options under our 2003 Israeli Share Option Plan and our 2005 U.S. Stock Incentive Plan.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

         The following table sets forth for the individuals named in the Summary Compensation Table their option exercises for the fiscal year ended December 31, 2004, and exercisable and unexercisable options held by them as of December 31, 2004.

         The "Value of Unexercised In-the-Money Options at December 31, 2004" is calculated based on the difference between the assumed initial public offering price of $_______ per share, which is the midpoint of the range set forth on the cover page of this prospectus, and the exercise price for the shares underlying the option, multiplied by the number of shares issuable upon exercise of the option. All options were granted under our 2003 Stock Option Plan.

                       OPTION VALUES AT DECEMBER 31, 2004

                                                            NUMBER OF SHARES
                              NUMBER OF                   UNDERLYING UNEXERCISED        VALUE OF UNEXERCISED
                               SHARES                           OPTIONS AT             IN-THE-MONEY OPTIONS AT
                              ACQUIRED                      DECEMBER 31, 2004             DECEMBER 31, 2004
                                 ON          VALUE      ---------------------------   --------------------------
NAME AND PRINCIPAL POSITION   EXERCISE     REALIZED     EXERCISABLE  UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
---------------------------  -----------   --------     -----------  -------------   -----------   -------------
Victor Vaisleib .........        --           $--          110,038      158,620         $              $
    Chief Executive
    Officer
Ariel Maislos ...........        --            --          110,038      158,620
    President
Onn Haran
    Chief Technology             --            --          206,570       44,650
    Officer

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL AGREEMENTS

         We have employment agreements with all of our employees. We will enter into new employment agreements, effective upon completion of this offering, with our co-founder and Chief Executive Officer, Victor Vaisleib, our co-founder and President, Ariel Maislos, our Chief Technology Officer, Onn Haran and our Chief Financial Officer, Yaron Garmazi and our Chief Operating Officer, Ofer Bar-Or.

EMPLOYEE BENEFIT AND STOCK PLANS

ISRAELI SHARE OPTION PLAN

         GENERAL. In June 2003, our board of directors adopted the 2003 Israeli Share Option Plan. The maximum number of shares of common stock that may be issued pursuant to options granted under the 2003 Israeli Share Option Plan is 5,800,000 shares. Commencing on the first business day of each calendar year beginning in 2006, the number of shares of common stock reserved for issuance under the 2003 Israeli Share Option Plan will be increased annually by a number equal to the lesser of (a) 4% of the total number of shares of common stock outstanding as of that date, (b) 750,000 shares of common stock, or (c) a lesser number of shares of common stock determined by the board or the compensation committee. Any shares of common stock issued subject to options granted under the 2005 U.S. Stock Incentive Plan shall also count against (and reduce) the number of shares of common stock reserved for issuance under the 2003 Israeli Share Option Plan.

         As of August 23, 2005, options to purchase an aggregate of 3,483,650 shares of common stock had been granted under the 2003 Israeli Share Option Plan, of which options to purchase an aggregate of 1,327,672 were exercisable.

         Under the 2003 Israeli Share Option Plan, our employees, directors, consultants and advisors in Israel are eligible to receive options. Unless earlier terminated by our board of directors, the 2003 Israeli Share Option Plan terminates in June 2013.

         ADMINISTRATION. Our compensation committee/board of directors determines the persons eligible to receive options, the number of options to be granted to each optionee, the number of shares of common stock that may be purchased under the options, their designation for purposes of tax treatment under the Israeli Income Tax Ordinance, or the Ordinance, and their vesting, exercise period and exercise prices.

         STOCK OPTIONS. Payment for shares purchased upon exercise of options may be made in cash, check or another instrument which is acceptable to the committee. If any option granted under the 2003 Israeli Share Option Plan expires or terminates for any reason without having been exercised in full, the unpurchased shares subject to that expired or terminated option will become available for future grant.

         The 2003 Israeli Share Option Plan provides that upon the occurrence of certain events involving a change in the number of outstanding shares of common stock, including a payment of stock dividend, share split, combination or exchange of shares, the class and aggregate number of shares of common stock underlying options granted or that may be granted under the 2003 Israeli Share Option Plan and the exercise price per share of each outstanding option will be proportionately adjusted.

         LIMITATIONS. Options granted under the 2003 Israeli Share Option Plan are not transferable. All rights to exercise options terminate upon termination of employment. However, if termination is not for cause, any vested options still in force may be exercised until 90 days after the date of termination or one year in the case of death or disability, unless otherwise determined in the optionee's personal option agreement.

         ISRAELI INCOME TAX CONSEQUENCES. Under the 2003 Israeli Share Option Plan, employees may only be granted options subject to the terms of Section 102 of the Ordinance, and non-employees may only be granted options subject to the terms of Section 3(i) of the Ordinance. In accordance with the terms and conditions imposed by Section 102 of the Ordinance, optionees who receive options under the 2003 Israeli Share Option Plan are afforded certain tax benefits.

         The options granted to employees under the plan may be designated by us as approved options under the capital gains alternative, or as approved options under the ordinary income tax alternative. We have elected to designate all of the options granted to date as approved options under the capital gains alternative.

         To qualify for these benefits, certain requirements must be met, including registration of the options in the name of a trustee. Each option, and any common stock acquired upon the exercise of the option, must be held by the trustee for a period commencing on the date of grant and deposit in trust with the trustee and ending the earlier of (1) 24 months after the end of the tax year in which the option was granted and deposited in trust with the trustee; or
(2) 30 months beginning on the date of grant and deposit in trust with the trustee. Under the Ordinance, following January 1, 2006 any grant of options under the capital gains alternative shall be subject to a 24 months holding period by the trustee.

         Under the terms of the capital gains alternative, we may not deduct expenses pertaining to the options for tax purposes. We may also grant our employees options pursuant to Section 102(c) of the Ordinance that are not required to be held in trust by a trustee. This alternative, while facilitating immediate exercise of vested options and sale of the underlying shares, will subject the optionee to the marginal income tax rate of up to 50% as well as payments to the National Insurance Institute and health tax on the date of the sale of the shares or options. Non-employees are granted options subject to
Section 3(i) of the Ordinance. Under that section, the income tax on the benefit arising to the optionee upon the exercise of options and the issuance of common stock is generally due at the time of exercise of the options.

2005 U.S. STOCK INCENTIVE PLAN

         Our board of directors and our stockholders approved our 2005 U.S. Stock Incentive Plan in August 2005. We have reserved 5,800,000 shares of our common stock for issuance under our 2005 U.S. Stock Incentive Plan, subject to adjustment for a stock split, or any future stock dividend or other similar change in our common stock or our capital structure. Commencing on the first business day of each calendar year beginning in 2006, the number of shares of stock reserved for issuance under the 2005 U.S. Stock Incentive Plan (including issuance as incentive stock options) will be increased annually by a number equal to the lesser of (a) 4% of the total number of shares outstanding as of that date, (b) 750,000 shares, or (c) a lesser number of shares determined by plan administrator. As of August 23, 2005, options to purchase an aggregate of 726,513 shares of common stock had been granted under the 2005 U.S. Stock Incentive Plan, of which options to purchase an aggregate of 114,720 were exercisable.

         Our 2005 U.S. Stock Incentive Plan provides for the grant of stock options, restricted stock, restricted stock units, stock appreciation rights and dividend equivalent rights, collectively referred to as "awards." Stock options granted under the 2005 U.S. Stock Incentive Plan may be either incentive stock options under the provisions of Section 422 of the Internal Revenue Code, or non-qualified stock options. Incentive stock options may be granted only to employees. Awards other than incentive stock options may be granted to employees, directors and consultants.

         The board or the compensation committee, referred to as the "plan administrator," will administer our 2005 U.S. Stock Incentive Plan, including selecting the optionees, determining the number of shares to be subject to each award, determining the exercise or purchase price of each award and determining the vesting and exercise periods of each award.

         The exercise price of incentive stock options granted under our 2005 U.S. Stock Incentive Plan must be at least equal to 100% of the fair market value of the common stock on the date of grant. If, however, incentive stock options are granted to an employee who owns stock possessing more than 10% of the voting power of all classes of our stock or the stock of any parent or subsidiary of us, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of these incentive stock options must not exceed five years. The maximum term of all other awards must not exceed ten years. The plan administrator will determine the exercise or purchase price (if any) of all other awards granted under our 2005 U.S. Stock Incentive Plan.

         Under the 2005 U.S. Stock Incentive Plan, incentive stock options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the participant only by the participant. Other awards shall be transferable by will or by the laws of descent or distribution and to the extent and in the manner authorized by the plan administrator by gift or pursuant to a domestic relations order to members of the participant's immediate family. The 2005 U.S. Stock Incentive Plan permits the designation of beneficiaries by holders of awards, including incentive stock options.

         In the event a participant in our 2005 U.S. Stock Incentive Plan terminates service or is terminated by us without cause, any options which have become exercisable prior to the time of termination will remain exercisable for a period determined by the plan administrator of not less than thirty days from the date of termination. In the event a participant in our 2005 U.S. Stock Incentive Plan is terminated by us for cause, any options which have become exercisable prior to the time of termination will immediately terminate. If termination was caused by death or disability, any options which have become exercisable prior to the time of termination, will remain exercisable for 12 months from the date of termination (unless a shorter or longer period of time is determined by the plan administrator). In no event may a participant exercise the option after the expiration date of the option.

         In the event of a corporate transaction where the acquiror does not assume awards granted under the 2005 U.S. Stock Incentive Plan, the awards shall terminate upon the consummation of the corporate transaction. Under our 2005 U.S. Stock Incentive Plan, a corporate transaction is generally defined as:

         o the acquisition of more than 50% of the total combined voting power of our outstanding securities by any individual or entity;

         o a reverse merger in which (1) the shares of our common stock outstanding immediately prior to the merger are converted or exchange into other property, whether in the form of securities, cash or otherwise, or (2) more than 40% of the total combined voting power of our outstanding securities is transferred to a person or persons different from those who held our stock immediately prior to such merger;

         o the sale, transfer or other disposition of all or substantially all of the assets of our company;

         o a merger or consolidation in which our company is not the surviving entity, except for the principal purpose of changing our company's state of incorporation; or

         o    the complete liquidation or dissolution of our company.

         Unless terminated sooner, our 2005 U.S. Stock Incentive Plan will automatically terminate in 2015. Our board of directors will have authority to amend, suspend or terminate our 2005 U.S. Stock Incentive Plan. No amendment, suspension or termination of the 2005 U.S. Stock Incentive Plan shall adversely affect any rights under awards already granted to a participant. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Internal Revenue Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to awards granted to residents therein, we shall obtain stockholder approval of any such amendment to the 2005 U.S. Stock Incentive Plan in such a manner and to such a degree as required.

RULE 10b5-1 SALES PLANS

         Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information. The sale of any shares under such plan would be subject to the lock-up agreement that the director or officer has entered into with the underwriters.

                             PRINCIPAL STOCKHOLDERS


         The following table sets forth information concerning the beneficial ownership of the shares of our common stock as of June 30, 2005, and as adjusted to give effect to the sale of _____________ shares of common stock in this offering for:

          o each person we know to be the beneficial owner of 5% or more of the outstanding shares of our common stock;

          o    each executive officer listed in the Summary Compensation Table;

          o    each of our directors; and

          o    all of our executive officers and directors as a group.

         The column entitled "Shares Beneficially Owned Prior to Offering--Percent" is based on 15,208,547 shares of common stock outstanding as of August 23, 2005, assuming conversion of all outstanding shares of preferred stock. The column entitled "Shares Beneficially owned After Offering--Percent" is based on _________ shares of common stock to be outstanding after this offering, including the _________ shares that we are selling in this offering.

         For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of August 23, 2005, to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons or entities in this table have sole voting and investing power with respect to all of the shares of common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the street address of the beneficial owners is c/o Passave, Inc., 2900 Lakeside Drive, Suite 229, Santa Clara, California 95054.

         Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by such stockholder.

                                                              SHARES BENEFICIALLY           SHARES BENEFICIALLY
                                                            OWNED PRIOR TO OFFERING        OWNED AFTER OFFERING
                                                            -----------------------       -----------------------
         NAME OR GROUP OF BENEFICIAL OWNERS                 NUMBER         PERCENT         NUMBER        PERCENT
         --------------------------------                  --------       --------        --------      ---------
NAMED EXECUTIVE OFFICERS:
Victor Vaisleib (1) .....................................   1,213,631         7.9%                          %
Ariel Maislos (2) .......................................   1,213,631         7.9
Onn Haran (3) ...........................................     225,972         1.5
DIRECTORS:
Menashe Ezra (4) ........................................   2,825,925        18.6%
Moty Ben-Arie (5) .......................................   2,825,925        18.6
Ron Hiram (6) ...........................................   2,825,925        18.6
All current executive officers and directors as a
  group (6 persons) (7) .................................  11,131,009        73.1
PRINCIPAL STOCKHOLDERS:
Pshoo, LLC (1) ..........................................   1,213,631         7.9
Blue Orange Ventures, LLC (2) ...........................   1,213,631         7.9
RSIS Business Trust (8)
  c/o North Star Advisors LLC
  1000 Winter Street, Box 203
  Waltham, MA 02451 .....................................   1,875,205        12.3
Entities affiliated with Walden Israel
Ventures III, L.P. (5)
  85 Medinat HaYehudim Street
  P.O. Box 4078
  Herzliya Pituach, Israel ..............................   2,825,925        18.6%

                                                                                  (TABLE CONTINUED ON NEXT PAGE)

(TABLE CONTINUED FROM PREVIOUS PAGE)

                                                              SHARES BENEFICIALLY           SHARES BENEFICIALLY
                                                            OWNED PRIOR TO OFFERING        OWNED AFTER OFFERING
                                                            -----------------------       -----------------------
         NAME OR GROUP OF BENEFICIAL OWNERS                 NUMBER         PERCENT         NUMBER        PERCENT
         --------------------------------                  --------       --------        --------      ---------
ENTITIES AFFILIATED WITH EUROFUND 2000
(NON-ISRAELI) L.P. (6)
  Ha Yarkon Street, 99
  Tel-Aviv, Israel 63432 ................................   2,825,925        18.6%
BRM Capital Fund, L.P. (4)
  c/o BRM Capital Management, Inc.
  825 Third Avenue, 32nd Floor
  New York, NY 10022 ....................................   2,825,925        18.6
Intel Atlantic, Inc. (9)
  2200 Mission Boulevard,
  SC4-203
  Santa Clara, CA 95032 .................................   1,130,370         7.4%

----------------

(1) Consists of 1,051,000 shares of our common stock held by Pshoo, LLC, a limited liability company of which Mr. Vaisleib is the sole member, and 162,635 shares of our common stock issuable upon exercise of outstanding options within 60 days after August 23, 2005 held by Mr. Vaisleib.

(2) Consists of 1,051,000 shares of our common stock held by Blue Orange Ventures, LLC, a limited liability company of which Mr. Maislos is the sole member, and 162,635 shares of our common stock issuable upon exercise of outstanding options within 60 days after August 23, 2005 held by Mr. Maislos.

(3) Consists of 225,972 shares of our common stock issuable upon exercise of outstanding options within 60 days after August 23, 2005.

(4) Consists of 2,825,925 shares of our common stock issuable upon conversion of Series B Preferred Stock held by BRM Capital Fund, L.P., a limited partnership of which Mr. Ezra is the managing director. Mr. Ezra disclaims beneficial ownership of these shares.

(5) Consists of 2,483,745 shares of our common stock issuable upon conversion of shares of our Series B Preferred Stock held by Walden Israel Ventures III, L.P. ("Walden"); consists of 31,772 shares of our common stock issuable upon conversion of shares of our Series B Preferred Stock held by Walden Israel Ventures III (NQP), L.P., a limited partnership which is an affiliate of Walden; consists of 119,143 shares of our common stock issuable upon conversion of shares of our Series B Preferred Stock held by WIV Israel Side Fund III, a limited partnership which is an affiliate of Walden; consists of 158,858 shares of our common stock issuable upon conversion of shares of our Series B Preferred Stock held by WIV Israel Side Fund III (G.M.L.T), a limited partnership which is an affiliate of Walden; and consists of 32,407 shares of our common stock issuable upon conversion of shares of our Series B Preferred Stock held by Walden Israel Ventures III (CEO and Industry Executives Side Fund), L.P., a limited partnership which is an affiliate of Walden. Mr. Ben-Arie is a general partner of Walden. Mr. Ben-Arie disclaims beneficial ownership of these shares.

(6) Consists of 1,820,461 shares of our common stock issuable upon conversion of shares of our Series B Preferred Stock held by Eurofund 2000 (non-Israeli) L.P.; and consists of 1,005,464 shares of our common stock issuable upon conversion of shares of our Series B Preferred Stock held by Eurofund 2000 (Israeli) L.P. Mr. Hiram is a director of Eurofund 2000 (non-Israeli) L.P. and Eurofund 2000 (Israeli) L.P., appointed as a director on our board of directors to vote for the funds. Mr. Hiram disclaims beneficial ownership of these shares.

(7) Consists of an aggregate of 10,579,775 shares of our common stock and options to purchase an aggregate of 551,234 shares of our common stock issuable upon exercise of outstanding options within 60 days after August 23, 2005.

(8) Consists of 605,538 shares of our common stock issuable upon conversion of shares of our Series A Preferred Stock and 1,271,667 shares of our common stock issuable upon conversion of shares of our Series B Preferred Stock.

(9) Consists of 1,130,370 shares of our common stock issuable upon conversion of shares of our Series B Preferred Stock.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS


          Future transactions between us and any of our directors, executive officers or related parties will be subject to the review and approval of our audit committee.

PRIVATE PLACEMENTS

          Since inception, we have sold shares of common stock and shares of preferred stock in various private placement transactions described below. The share numbers below do not give effect to the conversion of our shares of preferred stock into shares of common stock, which will occur upon the consummation of this offering, but do give effect to a 1-to-100 stock split of our outstanding share capital that was effected in 2002. Immediately prior to the closing of this offering, all of our outstanding shares of Series A Preferred Stock will automatically convert into shares of common stock on a one-for-one basis, subject to adjustment of 1,008,848 shares of common stock pursuant to the anti-dilution provision and all of our outstanding shares of Series B Preferred Stock will automatically convert into shares of common stock on a one-for-one basis.

          o In 2001, shortly following our formation, we issued 2,396,000 shares of our common stock at a purchase price of $0.000001 per share to some persons, including Pshoo, LLC, which is controlled by Victor Vaisleib, one of our co-founders, a director and our Chief Executive Officer, and Blue Orange Ventures, LLC, which is controlled by Ariel Maislos, one of our co-founders, a director and our President.

          o During 2001, we issued and sold 500,000 shares of our Series A Preferred Stock at a purchase price of $2.50 per share to certain investors, including RSIS Business Trust. RSIS Business Trust is a related party by virtue of its existing investment in our shares.

          o In February 2001, we entered into a convertible bridge loan agreement with Spring Technologies Ltd. and Meadowlane Ltd. for a total amount of $200,000. In May 2001, the loan was converted into 800 shares of our Series A Preferred Stock.

          o During 2002, we issued and sold 8,053,887 shares of our Series B Preferred Stock at a purchase price of $0.7077326 per share to a number of investors, including (a) Walden Israel Ventures III, L.P., Walden Israel Ventures III (NQP), L.P., WIV Israel Side Fund III, WIV Israel Side Fund III (G.M.L.T) and Walden Israel Ventures III (CEO and Industry Executives Side Fund), L.P., also known together as the Walden Fund; (b) Eurofund 2000 (Non-Israeli) L.P. and Eurofund 2000 (Israeli) L.P., also known together as Eurofund; (c) BRM Capital Fund L.P.; (d) RSIS Business Trust; and (e) Intel Atlantic Inc. Each of the Walden Fund, Eurofund, BRM Capital Fund L.P., RSIS Business Trust and Intel Atlantic, Inc. is a related party by virtue of its existing investment in our shares. As part of that investment we were granted an option entitling us to require the Walden Fund, Eurofund, BRM Capital Fund L.P. and RSIS Business Trust to purchase additional shares of our Series B Preferred Stock if a certain milestone was met.

          o In January 2002, we entered into a convertible bridge loan agreement with Eilon Tirosh for a total amount of $300,000. In May 2002, the loan was converted into 423,889 shares of our Series B Preferred Stock.

          o In March 2004, we exercised the option relating to the Series B Preferred Stock described in the previous paragraph and issued and sold an aggregate of 3,249,814 additional shares of our Series B preferred stock to Walden Fund, Eurofund, BRM Capital Fund L.P. and RSIS Business Trust, at a purchase price of $0.7077326 per share.

          The registration rights for the holders of our Series A and Series B Preferred Stock are described in "Description of Capital Stock--Registration Rights" included elsewhere in this Prospectus.

          These private placements resulted in aggregate net proceeds to us of approximately $9.25 million.

TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS AND 5% STOCKHOLDERS

          On June 4, 2002, our co-founders, Victor Vaisleib and Ariel Maislos, entered into separate stock repurchase agreements with us regarding shares of our common stock beneficially held by them. The agreements call for the repurchase by us of unvested shares held by the co-founders. The shares vest as follows: upon the closing of our Series B Preferred Stock offering, 25% of the shares vested automatically, and the remaining 75% vest in equal portions on a quarterly basis over the four year period beginning June 4, 2002. If we terminate the founders' employment for cause or the founders resign without good reason (a significant reduction in duties, position and responsibilities or a material reduction in compensation), we have the right for a period of 30 days following the triggering event to repurchase the unvested shares for a price equal to their par value. If we terminate the founders' employment for any reason other than for cause, we have the right for a period of 30 days following the triggering event to repurchase 50% of the unvested shares for a price equal to their par value with the remaining balance automatically vesting. The aggregate amount that we would have to pay for such unvested shares to each founder would be $105.10. However, the founders' unvested shares automatically vest in the event of their termination without cause, resignation for good reason, or death or disability. In the event of a change in control in which the consideration received by our stockholders is other than cash or stock of an actively traded public company, any unvested shares will remain subject to the terms of the agreements, unless we terminate the founders' employment without cause within nine months of the change in control, in which case all the unvested shares will automatically vest. If the consideration received by our stockholders is cash or stock of an actively traded public company, all unvested shares will automatically vest. The founders cannot transfer unvested shares, unless the transfer is by will or under the laws of descent and distribution or the transfer is to a family member.

STOCK OPTION GRANTS

          Certain stock option grants to our directors and executive officers are described in "Management--Director Compensation" and "Management--Stock Options" included elsewhere in this prospectus.

EMPLOYMENT AGREEMENTS

          We will enter into new employment agreements with our executive officers. See "Management--Employment Agreements and Change in Control Agreements."

INDEMNIFICATION AND INSURANCE

          We have entered into an indemnification agreement with each of our directors and executive officers and will have purchased directors' and officers' liability insurance. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See
"Management--Limitations on Liability and Indemnification of Matters."

                          DESCRIPTION OF CAPITAL STOCK


          Upon the closing of this offering, our authorized capital stock will consist of ________ shares of common stock, par value $0.0001 per share, and ____________ shares of undesignated preferred stock, $0.0001 par value per share.

          The following summary of provisions of our common stock is not complete and a full understanding requires a review of our amended and restated certificate of incorporation and bylaws that are included as exhibits to the registration statement of which this prospectus forms a part, and the provisions of applicable law.

COMMON STOCK

          As of August 23, 2005, there were 2,396,000 shares of our common stock outstanding.

          Upon completion of the offering, there will be ____________ shares of common stock outstanding, assuming the conversion of all outstanding shares of preferred stock into 12,812,547 shares of common stock and no exercise of the underwriters' over-allotment option.

          The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor.

          In the event of our liquidation, dissolution or winding up, after payment of all of our debts and liabilities, the holders of our common stock are entitled to share ratably in all assets. Our common stock to be outstanding upon completion of this offering will have no preemptive or conversion rights or other subscription rights, and there will be no redemptive or sinking funds provisions applicable to our common stock.

PREFERRED STOCK


          After the consummation of this offering we will have no shares of preferred stock outstanding and our board of directors will have the authority, without further action by our stockholders, to issue up to ____________ shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and number of shares constituting any series of the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change in control. The ability to issue preferred stock could delay or impede a change in control. We currently have no plan to issue any shares of preferred stock.

REGISTRATION RIGHTS


          Following the completion of this offering, stockholders holding approximately 15,208,547 shares of our common stock, which includes shares issued upon conversion of our preferred stock, which we refer to as the entitled stockholders, will have the right, subject to various conditions and limitations, to include their shares in registration statements relating to our securities.

          DEMAND REGISTRATION RIGHTS. At any time beginning no earlier than three months after the closing respect to this offering, the entitled stockholders have the right, on up to two occasions, to demand that we register shares of common stock under the Securities Act, subject to certain limitations, including that the aggregate offering price to the public equals at least $5,000,000. We may defer the filing of any registration statement for up to 90 days once in any 12-month period if we determine that the filing would be detrimental to our stockholders and us.

          FORM S-3 REGISTRATION RIGHTS. At any time after we become eligible to file a registration statement on Form S-3, the entitled stockholders may require us to file a registration statement on Form S-3, provided the aggregate offering price to the public, less underwriters' discounts and commissions, equals at least $1,000,000.

However, we shall not be required to effect more than one registration on Form S-3 in any six-month period, and we may, in certain circumstances, defer the registration. The underwriters have the right, subject to certain limitations, to limit the number of shares included in the registration.

         "PIGGYBACK" REGISTRATION RIGHTS. In addition, the entitled stockholders received piggyback registration rights with respect to the registration under the Securities Act of shares of common stock. In the event we propose to register any shares of common stock under the Securities Act either for our account, or for the account of other security holders, the holders of shares having piggyback registration rights are entitled to receive notice of the registration and to include shares in any such registration, subject to limitations. Piggyback registration rights are also subject to the right of the underwriters of an offering to limit the number of shares included in the registration.

          EXPENSES OF REGISTRATION. All expenses in effecting these registrations, including the reasonable fees and expenses of one counsel for the selling stockholders, with the exception of underwriting discounts and selling commissions, will be borne by us. However, we will not pay for the expenses of any demand registration or S-3 registration if the request is subsequently withdrawn by the entitled stockholders, subject to specified exceptions.

          EXPIRATION OF REGISTRATION RIGHTS. The registration rights described above will expire, with respect to each holder, on the date that the holder is eligible to sell all of its shares subject to these registration rights under Rule 144 of the Securities Act within any 90-day period.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

          Upon the closing of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date that the stockholder became an interested stockholder unless:

          o prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

          o upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

          o on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

          A "business combination" includes a merger, asset or stock sale or other transaction resulting in financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of a corporation's outstanding voting stock. This provision may have the effect of delaying, deterring or preventing a change in control of us without further actions by our stockholders.

          Our amended and restated certificate of incorporation and bylaws, both of which will become effective upon the closing of this offering, include a number of provisions that may have the effect of deterring or impeding hostile takeovers or changes in control or management. These provisions include:

          o the authority of our board of directors to issue up to ___________ shares of undesignated preferred stock and to determine the rights, preferences and privileges of these shares, without stockholder approval;

          o all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent; and

          o    the elimination of cumulative voting.

          Such provisions may have the effect of delaying or preventing a change in control.

TRANSFER AGENT AND REGISTRAR

          The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, New York, New York.

NASDAQ NATIONAL MARKET LISTING

          We have applied to list our common stock for quotation on the Nasdaq National Market under the trading symbol "PSVE."

                         SHARES ELIGIBLE FOR FUTURE SALE


          Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

          SALE OF RESTRICTED SHARES. Upon the closing of this offering, we will have outstanding an aggregate of approximately _________ shares of common stock. Of these shares, the ____________ shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 of the Securities Act. All shares held by our stockholders were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if any such stockholders qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

          As a result of the lock-up agreements described below and the provisions of Rule 144, Rule 144(k) and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares sold in this offering) will be available for sale in the public market as follows:

          o no shares will be eligible for sale on the date of this prospectus;

          o ___ shares will be eligible for sale upon the expiration of the lock-up agreements, as more particularly and except as described below, beginning 180 days after the date of this prospectus; and

          o ___ shares will be eligible for sale, upon the exercise of vested options, upon the expiration of the lock-up agreements, as more particularly and except as described below, beginning 180 days after the date of this prospectus.

          LOCK-UP AGREEMENTS. All of our directors, officers, and substantially all of our stockholders, option holders and warrant holders are subject to lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for 180 days after the date of this prospectus. Merrill Lynch & Co. may, in its sole discretion, at any time and without prior notice or announcement, release all or any portion of shares subject to the lock-up agreements.

          RULE 144. In general, under Rule 144 of the Securities Act, beginning 90 days after the date of this prospectus a person deemed to be our "affiliate," or a person holding restricted shares who beneficially owns shares that were not acquired from us or any of our "affiliates" within the previous year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of either 1% of the then outstanding shares of our common stock, or approximately _______ shares of common stock immediately after this offering assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options, or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing with the Securities and Exchange Commission of a notice on Form 144 with respect to such sale. Sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us.

          RULE 144(K). Under Rule 144(k), if a person, or persons whose shares are aggregated, is not deemed to be our affiliate at any time during the 90 days immediately preceding the sale, he or she may sell his or her restricted shares under Rule 144(k) without regard to the limitations described above, if at least two years have elapsed since the later of the date the shares were acquired from us or any of our "affiliates." Based on the number of shares outstanding as of August 23, 2005, an aggregate of approximately _______ shares of common stock will be eligible to be sold pursuant to Rule 144(k) after the date of the prospectus. However, all of our directors, officers, and substantially all of our stockholders, option holders and warrant holders are subject to the lock-up agreements described above and will only become eligible to sell their shares of common stock upon expiration or termination of such agreements.

          RULE 701. In general, under Rule 701 of the Securities Act as currently in effect, any of our directors, employees, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or written employment agreement is eligible to resell such shares 90 days after the effective date of the offering in reliance on Rule 144 of the Securities Act, by complying with the applicable requirements of Rule 144 of the Securities Act other than the holding period conditions. On the date 90 days after the effective date of this offering, options to purchase approximately _____________ shares of our common stock will be vested and exercisable and upon exercise and after expiration of the lock-up restrictions described above, may be sold pursuant to Rule 701 of the Securities Act.

          STOCK PLANS. We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our 2003 Israeli Share Option Plan and our 2005 U.S. Stock Incentive Plan. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

          REGISTRATION RIGHTS. Following the completion of this offering, stockholders holding approximately 15,208,547 shares of common stock are entitled to have their shares registered by us under the Securities Act. Please see "Description of Capital Stock--Registration Rights." After any registration of these shares, these shares, except for shares purchased by affiliates, will become freely tradable without restriction under the Securities Act.

                           ISRAELI GOVERNMENT PROGRAMS


          THE FOLLOWING IS A SUMMARY OF THE CURRENT PRINCIPAL ISRAELI TAX LAWS APPLICABLE TO US, AND OF THE ISRAELI GOVERNMENT PROGRAMS FROM WHICH WE BENEFIT. SOME PARTS OF THIS DISCUSSION ARE BASED ON NEW TAX LEGISLATION WHICH HAS NOT BEEN SUBJECT TO JUDICIAL OR ADMINISTRATIVE INTERPRETATION. THEREFORE, THE VIEWS EXPRESSED IN THE DISCUSSION MAY NOT BE ACCEPTED BY THE TAX AUTHORITIES IN QUESTION. THE DISCUSSION SHOULD NOT BE CONSTRUED AS LEGAL OR PROFESSIONAL TAX ADVICE AND DOES NOT COVER ALL POSSIBLE TAX CONSIDERATIONS.

GENERAL CORPORATE TAX STRUCTURE IN ISRAEL

          Israeli companies are generally subject to corporate tax at the rate of 34% of their taxable income in 2005. The rate was 35% for 2004, and is scheduled to decline to 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. Pursuant to a new tax reform plan, the corporate tax rate would be further reduced to 25% by the year 2010. As discussed below, the corporate tax rate is effectively reduced for income derived from an Approved Enterprise.

LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

          The Law for the Encouragement of Capital Investments, 1959, known as the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an "Approved Enterprise," is entitled to benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee.

          The Investment Law was significantly amended effective April 2005. Our Israeli subsidiary will continue to enjoy its current tax benefits in accordance with the provisions of the Investment Law prior to its revision, but if our Israeli subsidiary is granted any new benefits in the future they will be subject to the provisions of the amended Investment Law. Therefore, the following discussion is a summary of the Investment Law prior to its amendment as well as the relevant changes contained in the new legislation.

          Under the Investment Law prior to its amendment, a company that wished to receive benefits had to receive an approval from the Investment Center of the Israeli Ministry of Industry, Trade and Labor. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

          An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program under which the undistributed income from the Approved Enterprise is fully exempt from corporate tax for a defined period of time. Under the alternative package of benefits, a company's undistributed income derived from an approved enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending upon the geographic location within Israel of the Approved Enterprise. Upon expiration of the exemption period, the Approved Enterprise is eligible for the reduced tax rates otherwise applicable under the Investment Law for any remainder of the otherwise applicable benefits period. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise must be allocated among the different Approved Enterprises and therefore does not enjoy tax benefits.

          A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investor's company. A foreign investor's company eligible for benefits is essentially a company that is more than 25% owned (measured by both share capital, and combined share and loan capital) by non-Israeli residents. A company which qualifies as a foreign investor's company and has an approved enterprise program is eligible for tax benefits for a ten year benefit period. Income derived from the approved enterprise program will be exempt from tax for a period of two years and will be subject to a reduced tax rate for an additional eight years, provided that the company qualifies as a foreign investor's company.

          If the company that has an approved enterprise program is a wholly owned subsidiary of another company, then the percentage of foreign investments is determined based on the percentage of foreign investment in the parent company. The tax rates and related levels of foreign investments are set forth in the following table:

      PERCENT OF                                      REDUCED         RATE OF
   FOREIGN OWNERSHIP       TAX EXEMPTION PERIOD      TAX PERIOD     REDUCED TAX
   -----------------       -------------------        ---------     -----------
            0-25%               2 years                 5 years         25
           25-49%               2 years                 8 years         25
           49-74%               2 years                 8 years         20
           75-90%               2 years                 8 years         15
           90-100%              2 years                 8 years         10

          In addition, if a company that has an approved enterprise distributes a dividend during the tax benefit period or within 12 years thereafter, the dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises (15%). The company must withhold this tax at source, regardless of whether the dividend is converted into foreign currency.

          Our facility in Israel has been granted "Approved Enterprise" status, and we have elected to participate in the alternative benefits program. Under the terms of our Approved Enterprise program, our income from that Approved Enterprise will be tax exempt for a period of two years, commencing with the year in which we first generate taxable income from the relevant Approved Enterprise, and will then be subject to a reduced tax rate for an additional period of up to a total of eight years from when the tax exemption begins. The current benefits program may not continue to be available and we may not continue to qualify for its benefits.

          A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed at the rate that would have been applicable had the company not elected the alternative benefits program (generally 10% to 25%). If the dividend is distributed within 12 years after the commencement of the benefits period, the dividend recipient is taxed at the reduced withholding tax rate of 15%, or at the lower rate under an applicable tax treaty. After this period, the withholding tax rate is 25%, or at the lower rate under an applicable tax treaty. In the case of a company with a foreign investment level (as defined by the Investment Law) of 25% or more, the 12-year limitation on reduced withholding tax on dividends does not apply.

          The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. This benefit is an incentive granted by the Israeli government regardless of whether the alternative benefits program is elected.

          The benefits available to an Approved Enterprise are conditioned upon terms stipulated in the Investment Law and regulations and the criteria set forth in the applicable certificate of approval. If we do not fulfill these conditions in whole or in part, the benefits can be canceled and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index and with the addition of interest. We believe that our Approved Enterprises currently operate in compliance with all applicable conditions and criteria, but there can be no assurance that they will continue to do so.

          Pursuant to a recent amendment to the Investment Law, the approval of the Investment Center is required only for Approved Enterprises that receive cash grants. Approved Enterprises that do not receive benefits in the form of governmental cash grants, but only tax benefits, are no longer required to obtain this approval. Instead, these Approved Enterprises are required to make certain investments as specified in the law. These Approved Enterprises may, at their discretion, elect to apply for a pre-ruling from the Israeli tax authorities confirming that they are in compliance with the provisions of the law.

          The amended Investment Law specifies certain conditions for an Approved Enterprise to be entitled to benefits. These conditions include:

          o the Approved Enterprise's revenues from any single country or a separate customs territory may not exceed 75% of the Approved Enterprise's total revenues; or

          o at least 25% of the Approved Enterprise's revenues during the benefits period must be derived from sales into a single country or a separate customs territory with a population of at least 12 million.

          There can be no assurance that we will comply with the above conditions in the future or that we will be entitled to any additional benefits under the Investment Law. In addition, it is possible that we may not be able to operate in a way that maximizes utilization of the benefits under the Investment Law.

ENCOURAGEMENT OF INDUSTRIAL RESEARCH AND DEVELOPMENT LAW, 1984

          In the past we received grants from the Government of Israel through the Office of the Chief Scientist of Israel's Ministry of Industry, Trade and Labor, or the OCS, for the financing of a portion of our research and development expenditures in Israel. Since our inception we received or accrued grants from the OCS in respect of our continuing operations totaling approximately $1.6 million. We are required to repay these grants to the OCS through payments of royalties amounting to 3.0% of revenues until the entire amount is repaid, plus interest. As of June 30, 2005, total royalties paid or accrued were $1.3 million. We record these costs in our cost of revenues. As of June 30, 2005, our contingent liability to the Office of the Chief Scientist with respect to grants received was approximately $0.3 million.

          The State of Israel does not own proprietary rights in technology developed with OCS funding and there is no restriction on the export of products manufactured using technology developed with OCS funding. The technology is, however, subject to transfer of technology and manufacturing rights restrictions. For a description of such restrictions, please see "Risk Factors--Risks Relating to Our Operations in Israel."

SPECIAL PROVISIONS RELATING TO TAXATION UNDER INFLATIONARY CONDITIONS

          Our Israeli subsidiary is taxed under the Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law. The Inflationary Adjustments Law is highly complex, and represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The provisions that are material to us are summarized below:

          o Where a company's equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to this excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the Israeli consumer price index.

          o Where a company's depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

          o Subject to specified limitations, depreciation deductions carryforwards on fixed assets and losses are adjusted for inflation based on the change in the consumer price index.

          Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with changes in the Israeli consumer price index. The difference between the change in the Israeli consumer price index and the exchange rate of Israeli currency in relation to the dollar may in future periods cause significant differences between taxable income and the income measured in dollars as reflected in our consolidated financial statements.

LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

          We believe that our Israeli subsidiary, which is part of our consolidated operations, currently qualifies as an "Industrial Company" within the meaning of the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law. The Industry Encouragement Law defines "Industrial Company" as a company resident in Israel that derives 90% or more of its income in any tax year (other than specified kinds of passive income such as capital gains, interest and dividends) from an "Industrial Enterprise" that it owns. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production.

          The following corporate tax benefits, among others, are available to Industrial Companies:

          o amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes;

          o    accelerated depreciation rates on equipment and buildings;

          o under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies; and

          o expenses related to a public offering are deductible in equal amounts over three years.

          Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. It is possible that we may fail to qualify or may not continue to qualify as an "Industrial Company" or that the benefits described above will be available in the future.

CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS


          The following is a general description of the material United States federal income tax consequences that may be relevant to the acquisition, ownership and disposition of our common stock. This description addresses only the United States federal income tax considerations of "non-United States holders" that are initial purchasers of our common stock pursuant to the offering and that will hold our common stock as capital assets (generally, property held for investment). For the purpose of this description, a "non-United States holder" is a beneficial owner of our common stock that, for United States federal income tax purposes, is not:

          o    an individual citizen or resident of the United States;

          o a corporation or other entity taxable as a corporation or a partnership or entity taxable as a partnership created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia;

          o an estate whose income is subject to United States federal income tax regardless of its source; or

          o a trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (y) if such trust validly elects to be treated as a United States person for United States federal income tax purposes.

          If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and upon the activities of the partnership. Such a partner should consult its tax advisor as to its tax consequences.

          This description does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder's special tax status or special tax situations. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including:

          o certain United States expatriates or former residents of the United States;

          o    financial institutions or insurance companies;

          o    tax-exempt organizations;

          o    dealers or traders in securities or currencies;

          o persons that received our stock as compensation for the performance of services rendered;

          o "controlled foreign corporations," and "passive foreign investment companies," for United States federal income tax purposes; or

          o persons that will hold our common stock as part of a "hedging", or "conversion" transaction or as a position in a "straddle" for United States federal income tax purposes.

          Moreover, except as set forth below, this description does not address the United States federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of our common stock. Furthermore, this description does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction.

          This description is based on current provisions of the Internal Revenue Code, 1986, as amended (the "Code"), United States Treasury Regulations and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

          YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK.

DISTRIBUTIONS

          We have not paid any dividends on our common stock and we do not plan to pay any dividends for the foreseeable future. The gross amount of any distribution of cash or property that we may make to you with respect to our common stock generally will constitute dividends for United States tax purposes to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution that we make to you exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated as first as a tax-free return of your adjusted tax basis in our common stock, but not below zero, and thereafter as capital gain.

          Subject to the discussions below under "Status as United States Real Property Holding Corporation" and "Backup Withholding Tax and Information Reporting," if you are a non-United States holder, distributions of cash or property paid to you generally will be subject to United States withholding tax either at a rate of 30% or such lower rate as may be specified by an applicable United States income tax treaty. In order to obtain the benefit of any applicable United States income tax treaty, you will have to file certain forms (e.g., Form W-8BEN). Such forms generally would contain your name and address and a certification that you are eligible for the benefits of such treaty. If you are a non-United States holder of our common stock that is eligible for a reduced rate of withholding tax pursuant to a United States income tax treaty, you may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed with the United States Internal Revenue Service, or IRS.

          Except as may be otherwise provided in an applicable United States income tax treaty, if you are a non-United States holder and conduct a trade or business within the United States, you generally will be taxed at ordinary United States federal income tax rates (on a net income basis) on dividends that are effectively connected with the conduct of such trade or business and such dividends will not be subject to the withholding described above. If you are a foreign corporation, you may also be subject to a 30% "branch profits tax" unless you qualify for a lower rate under an applicable United States income tax treaty. To claim an exemption from withholding because the income is effectively connected with a United States trade or business, you must provide a properly executed Form W-8ECI (or such successor form as the Internal Revenue Service designates) prior to the payment of dividends.

SALE OR EXCHANGE OF OUR COMMON STOCK

          If you are a non-United States holder, you generally will not be subject to United States federal income or withholding tax on any gain realized upon the sale or exchange of our common stock unless:

          o such gain effectively is connected with your conduct of a trade or business in the United States; or

          o if you are an individual, you are present in the United States for a period or periods aggregating 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

STATUS AS UNITED STATES REAL PROPERTY HOLDING CORPORATION

          If you are a non-United States holder, under certain circumstances gain recognized on the sale or exchange of, and certain distributions in excess of basis with respect to, our common stock would be subject to United States federal income tax notwithstanding your lack of other connections with the United States, if we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time during the shorter of your holding period in the common stock and the five-year period ending on the date of such sale or exchange. We have determined that we are not currently and we do not believe that we will become a "United States real property holding corporation" for United States federal income tax purposes.

U.S. FEDERAL ESTATE TAX

          Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death generally will be subject to United States federal estate tax.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

          United States backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, common stock made to a holder of common stock, other than an exempt recipient, including a corporation, a payee that is not a United States person for United States federal income tax purposes that provides an appropriate certification and certain other persons. A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, common stock to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28% for years through 2010.

          Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

          If you are a non-United States holder, under current Treasury regulations, backup withholding will not apply to distributions on our common stock to you, provided that we have received valid certifications meeting the requirements of the Code and neither we nor the payor has actual knowledge, or reason to know, that you are a United States person for purposes of such backup withholding tax requirements.

          Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

          THE FOREGOING DESCRIPTION IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. ACCORDINGLY, EACH PROSPECTIVE NON-UNITED STATES HOLDER OF SHARES OF OUR COMMON STOCK SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISER WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

                                  UNDERWRITING


          Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., CIBC World Markets Corp. and Jefferies & Company, Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us the number of shares of common stock set forth opposite its name below.

                                                                       NUMBER
                     UNDERWRITER                                       OF SHARES
                     -----------                                       ---------
         Merrill Lynch, Pierce, Fenner & Smith .................
                      Incorporated .............................
         J.P. Morgan Securities Inc. ...........................
         CIBC World Markets Corp. ..............................
         Jefferies & Company, Inc. .............................





                                                                       ---------

                      Total ....................................
                                                                       =========

          Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

          We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

          The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

          The representatives have advised us that they propose initially to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $__ per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $___ per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

          The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

                                                                       PER SHARE  WITHOUT OPTION  WITH OPTION
                                                                       ---------   -------------  -----------
         Public offering price ................................            $          $              $
         Underwriting discount ................................            $          $              $
         Proceeds, before expenses, to Passave, Inc. ..........            $          $              $

          The total expenses of the offering, not including the underwriting discount, are estimated at $_______ and are payable by us.

OVER-ALLOTMENT OPTION

          We have granted an option to the underwriters to purchase up to ______ additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

NO SALES OF SIMILAR SECURITIES

          We, our executive officers and directors and substantially all of our existing stockholders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other persons have agreed not to directly or indirectly:

          o    offer, pledge, sell or contract to sell any common stock;

          o    sell any option or contract to purchase any common stock;

          o    purchase any option or contract to sell any common stock;

          o grant any option, right or warrant for the sale of any common stock;

          o    lend or otherwise dispose of or transfer any common stock; or

          o enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

          This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

QUOTATION ON THE NASDAQ NATIONAL MARKET

          We have applied to list our common stock for quotation on the Nasdaq National Market under the symbol "PSVE."

          Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

          o the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

          o    our financial information;

          o the history of, and the prospects for, our past and present operations, and the prospects for, and timing of, our future revenues;

          o an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

          o    the present state of our development; and

          o the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

          An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price. The underwriters do not expect to sell more than five percent of the shares being offered in this offering to accounts over which they exercise discretionary authority.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

          Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit the underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

          The underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

          Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the representatives make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

ELECTRONIC OFFER, SALE AND DISTRIBUTION OF SHARES

          Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Web site is not part of this prospectus.

                                  LEGAL MATTERS


          The validity of the common stock offered by this prospectus will be passed upon for us by Morrison & Foerster LLP, New York, New York. Naschitz, Brandes & Co., Israeli counsel to the company, will pass upon certain matters relating to Israeli law. Certain legal matters in connection with this offering will be passed upon for the underwriters by White & Case LLP, New York, New York. Certain matters relating to Israeli law will be passed upon for the underwriters by Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., Tel Aviv, Israel.

          Naschitz, Brandes & Co. holds options to purchase 60,000 shares of our common stock, at an exercise price of $0.7077 per share. On December 28, 2004 a partner of Naschitz, Brandes & Co. entered into an agreement with a stockholder of Passave who holds 120,000 shares of preferred stock. Under the agreement, the partner paid $100,000 to the stockholder, in exchange for the right to receive the first $100,000 that may be received by the stockholder with respect to the stock (whether received by way of sale, dividend or otherwise) and the right to receive 25% of any amount in excess of $100,000 that may be received by the stockholder with respect to the stock (whether received by way of sale, dividend or otherwise). In addition, there are certain derivative rights. For instance, if we complete our initial public offering, the partner has the right to require the stockholder to sell sufficient shares in order to pay $100,000 to the partner, and following repayment of the $100,000, to require the stockholder to transfer to him 25% of any remaining shares held by the stockholder.


                                     EXPERTS


          The consolidated financial statements of Passave, Inc. at December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 appearing in this prospectus and registration statement have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, as set forth in their report appearing herein, and are included in reliance upon such report given upon their authority as experts in accounting and auditing.


                    WHERE YOU CAN FIND ADDITIONAL INFORMATION


          We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. When used in this prospectus, the term "registration statement" includes amendments to the registration statement as well as the exhibits, schedules, financial statements and notes filed as part of the registration statement. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement. This prospectus omits information contained in the registration statement as permitted by the rules and regulations of the Securities and Exchange Commission. For further information with respect to us and the common stock offered by this prospectus, reference is made to the registration statement. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed with the Securities and Exchange Commission as an exhibit to the registration statement, each such statement being qualified by and subject to such reference in all respects. With respect to each such document filed with the Securities and Exchange Commission as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

          As a result of the offering hereunder, we will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance with such laws, will file reports and other information with the Securities and Exchange Commission. Reports, registration statements, proxy statements, and other information filed by us with the Securities and Exchange Commission can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549. Information regarding the operation of the public reference facilities may be obtained by calling 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

          We intend to furnish holders of our common stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. We intend to furnish other reports as we may determine or as may be required by law.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm .................... F-2
Consolidated Balance Sheets as of December 31, 2003 and 2004
  and June 30, 2005 ........................................................ F-3
Consolidated Statements of Operations for the years ended
  December 31, 2002, 2003 and 2004 and for the three months ended
  June 30, 2004 and 2005 and the six months ended June 30, 2004 and 2005 ................................................................. F-5
Consolidated Statements of Changes in Stockholders' Equity for
  the years ended December 31, 2002, 2003 and 2004 and for
  the six months ended June 30, 2005 ....................................... F-6
Consolidated Statements of Cash Flows for the years ended
  December 31, 2002, 2003 and 2004 and for the six months
  ended June 30, 2004 and 2005 ............................................. F-7
Notes to Consolidated Financial Statements ................................. F-8

                                   ----------

[ERNST & YOUNG LOGO]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS OF

PASSAVE, INC. AND ITS SUBSIDIARIES

         We have audited the accompanying consolidated balance sheets of Passave, Inc. (the "Company") and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel                          KOST FORER GABBAY & KASIERER
August 22, 2005                         A Member of Ernst & Young Global

                       PASSAVE, INC. AND ITS SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
          U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)


                                                                       JUNE 30,
                                                        DECEMBER 31,     2005
                                                      ---------------- ---------
                                                        2003     2004  UNAUDITED
                                                      -------  ------- ---------
                      ASSETS

CURRENT ASSETS:
  Cash and cash equivalents ........................  $ 1,383  $ 9,991  $14,478
  Trade receivables ................................      152    3,452    2,971
  Grants receivable ................................      670      375       45
  Deferred income taxes ............................       --      298      252
  Other accounts receivable and prepaid expenses ...       94      335    1,037
  Inventories ......................................       14      684      548
                                                      -------  -------  -------

Total current assets ...............................    2,313   15,135   19,331
                                                      -------  -------  -------

LONG-TERM ASSETS:
  Long-term lease deposits .........................       30      113      160
  Severance pay fund ...............................      145      302      437
                                                      -------  -------  -------

Total long-term assets .............................      175      415      597
                                                      -------  -------  -------

PROPERTY AND EQUIPMENT, NET ........................      284      723    1,817
                                                      -------  -------  -------

Total assets .......................................  $ 2,772  $16,273  $21,745
                                                      =======  =======  =======

                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                    OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                       PASSAVE, INC. AND ITS SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
           U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                                                  PRO FORMA
                                                                                                                STOCKHOLDERS'
                                                                                                                  EQUITY AT
                                                                                                JUNE 30,          JUNE 30,
                                                                    DECEMBER 31,                  2005              2005
                                                          --------------------------------------------------   ---------------
                                                               2003             2004            UNAUDITED         UNAUDITED
                                                          ---------------  ---------------   ---------------   ---------------
LIABILITIES AND
STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Trade payables                                                 $118           $1,799            $2,706
 Other accounts payable and accrued
  liabilities                                                     54              834               855
 Accrued compensation and benefits                               237              599             1,564
                                                              ------          -------           -------
Total current liabilities                                        409            3,232             5,125
                                                              ------          -------           -------
ACCRUED SEVERANCE PAY                                            160              334               471
                                                              ------          -------           -------
COMMITMENTS AND
CONTINGENT LIABILITIES
STOCKHOLDERS' EQUITY:
 Capital stock:
  Common stock, $0.0001 par value;
   18,000,000 shares authorized at December 31, 2003,
    December 31, 2004 and June 30, 2005; (unaudited)
    Issued and outstanding: 2,396,000 shares at
    December 31, 2003, December 31, 2004 and
    June 30, 2005; (unaudited) 15,208,547
    shares pro forma at June 30, 2005 (unaudited)                  *                *                 *                2
  Preferred stock, $0.0001 par value; 10,673,332
    shares 11,803,702 and 11,803,702 shares authorized
    at December 31, 2003, December 31, 2004 and
    June 30, 2005 (unaudited), respectively, Issued
    and outstanding: 8,553,887, 11,803,701 and 11,803,701
    shares at December 31, 2003, December 31, 2004 and
    June 30, 2005 (unaudited), respectively; no shares
    authorized or issued and outstanding pro forma at
    June 30, 2005 (unaudited). Aggregate liquidation
    preference of $16,708 and $0 at December 31, 2004
    and at June 30, 2005 (unaudited), respectively                 1                1                 1               --
  Additional paid-in capital                                   7,324           10,293            10,293           10,292
  Deferred stock-based compensation                              (64)            (604)             (422)            (422)
  Retained earnings (accumulated deficit)                     (5,058)           3,017             6,277            6,277
                                                              ------          -------           -------          -------
Total stockholders' equity                                     2,203           12,707            16,149           16,149
                                                              ------          -------           -------          -------
Total liabilities and stockholders' equity                    $2,772          $16,273           $21,745          $21,745
                                                              ======          =======           =======          =======

----------
* Represents an amount less than $1.


                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                    OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                       PASSAVE, INC. AND ITS SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
           U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                           YEAR ENDED                   THREE MONTHS ENDED       SIX MONTHS ENDED
                                                          DECEMBER 31,                        JUNE 30,               JUNE 30,
                                               ----------------------------------      --------------------     --------------------
                                                 2002         2003         2004          2004         2005        2004         2005
                                               -------      -------      --------      -------      -------     -------      -------
                                                                                                         UNAUDITED
                                                                                       ---------------------------------------------
Revenues ...................................   $   159      $   897      $ 21,117      $   444      $12,279     $ 1,006      $19,023
Cost of revenues ...........................        39          212         6,120           42        4,910         112        7,249
                                               -------      -------      --------      -------      -------     -------      -------

Gross profit ...............................       120          685        14,997          402        7,369         894       11,774
                                               -------      -------      --------      -------      -------     -------      -------

Operating expenses:
  Research and development, net ............     1,047        1,458         4,318          842        2,919       1,631        5,202
  Sales and marketing ......................       273          546         1,391          278        1,070         520        2,060
  General and administrative ...............       605          535         1,341          169          553         298        1,123
  Amortization of deferred stock-based
    compensation ...........................        60           68           145           12           87          26          182
                                               -------      -------      --------      -------      -------     -------      -------

Total operating expenses ...................     1,985        2,607         7,195        1,301        4,629       2,475        8,567
                                               -------      -------      --------      -------      -------     -------      -------

Operating income (loss) ....................    (1,865)      (1,922)        7,802         (899)       2,740      (1,581)       3,207
Financial income (expenses), net ...........      (283)           2           (25)          --           54         (15)          99
                                               -------      -------      --------      -------      -------     -------      -------
INCOME (LOSS) BEFORE TAXES ON INCOME .......    (2,148)      (1,920)        7,777         (899)       2,794      (1,596)       3,306
Taxes on income (tax benefit) ..............        --           --          (298)          --           23          --           46
                                               -------      -------      --------      -------      -------     -------      -------

Net income (loss) ..........................   $(2,148)     $(1,920)     $  8,075      $  (899)     $ 2,771     $(1,596)     $ 3,260
                                               =======      =======      ========      =======      =======     =======      =======

Net income (loss) attributable to
  preferred stockholders ...................   $    --      $    --      $  6,771      $    --      $ 2,332     $    --      $ 2,766
                                               =======      =======      ========      =======      =======     =======      =======

Net income (loss) attributable to
  common stockholders ......................   $(2,148)     $(1,920)     $  1,304      $  (899)     $   439     $(1,596)     $   494
                                               =======      =======      ========      =======      =======     =======      =======

Basic net earnings (loss) per share
  of common stock ..........................   $ (0.90)     $ (0.80)     $   0.54      $ (0.38)     $  0.18     $ (0.67)     $  0.21
                                               =======      =======      ========      =======      =======     =======      =======

Diluted net earnings (loss) per share
  of common stock ..........................   $ (0.90)     $ (0.80)     $   0.40      $ (0.38)     $  0.09     $ (0.67)     $  0.10
                                               =======      =======      ========      =======      =======     =======      =======

Pro forma basic net earnings
  per share of common stock ................                             $   0.55                   $  0.18                  $  0.21
                                                                         ========                   =======                  =======
Pro forma diluted net earning
  per share of common stock ................                             $   0.52                   $  0.16                  $  0.18
                                                                         ========                   =======                  =======


                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                    OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                       PASSAVE, INC. AND ITS SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                                               RETAINED     TOTAL
                                          PREFERRED STOCK          COMMON STOCK     ADDITIONAL   DEFERRED      EARNINGS     STOCK-
                                        --------------------   -------------------   PAID-IN      STOCK      (ACCUMULATED  HOLDERS'
                                          STOCK       AMOUNT     STOCK      AMOUNT   CAPITAL   COMPENSATION    DEFICIT)     EQUITY
                                        ----------   -------   ---------   -------   -------   ------------  ------------  --------
Balance as of January 1, 2002 ........     500,000         *   2,396,000         *     1,293         (81)          (990)        222

  Beneficial conversion feature
    related to a convertible
    bridge loan ......................          --        --          --        --       300          --             --         300
  Deferred stock-based compensation
    related to stock repurchase
    agreement with the co-founders ...          --        --          --        --       111        (111)            --          --
  Issuance of Series B
    Preferred Stock, net .............   8,053,887         1          --        --     5,620          --             --       5,621
  Amortization of deferred
    stock-based compensation .........          --        --          --        --        --          60             --          60
  Net loss and comprehensive loss ....          --        --          --        --        --          --         (2,148)     (2,148)

                                        ----------   -------   ---------   -------   -------     -------        -------    --------

Balance as of December 31, 2002 ......   8,553,887         1   2,396,000         *     7,324        (132)        (3,138)      4,055

  Amortization of deferred
    stock-based compensation .........          --        --          --        --        --          68             --          68
  Net loss and comprehensive loss ....          --        --          --        --        --          --         (1,920)     (1,920)
                                        ----------   -------   ---------   -------   -------     -------        -------    --------

Balance as of December 31, 2003 ......   8,553,887         1   2,396,000         *     7,324         (64)        (5,058)      2,203

  Issuance of Series B
    Preferred Stock, net .............   3,249,814         *          --        --     2,284          --             --       2,284
  Deferred stock compensation
    related to options granted
    to employees .....................          --        --          --        --       685        (685)            --          --
  Amortization of deferred
    stock-based compensation .........          --        --          --        --        --         145             --         145
  Net income and comprehensive
    income ...........................          --        --          --        --        --          --          8,075       8,075
                                        ----------   -------   ---------   -------   -------     -------        -------    --------

Balance as of December 31, 2004 ......  11,803,701         1   2,396,000         *    10,293        (604)         3,017      12,707

  Amortization of deferred
    stock-based compensation .........          --        --          --        --        --         182             --         182
  Net income and comprehensive
    income ...........................          --        --          --        --        --          --          3,260       3,260
                                        ----------   -------   ---------   -------   -------     -------        -------    --------
Balance as of June 30, 2005
  (unaudited) ........................  11,803,701   $     1   2,396,000        $*   $10,293     $  (422)       $ 6,277    $ 16,149
                                        ==========   =======   =========   =======   =======     =======        =======    ========

----------
* Represents an amount less than $1.


                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                    OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                       PASSAVE, INC. AND ITS SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
           U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                 YEAR ENDED                    SIX MONTHS ENDED
                                                                DECEMBER 31,                       JUNE 30,
                                                     ---------------------------------      ---------------------
                                                       2002         2003         2004         2004         2005
                                                     -------      -------      -------      -------      --------
                                                                                                  UNAUDITED
                                                                                            ---------------------
Cash flows from operating activities:
  Net income (loss) ............................     $(2,148)     $(1,920)     $ 8,075      $(1,596)     $  3,260
  Adjustments to reconcile net income
    (loss) to net cash provided by
    (used in) operating activities:
    Depreciation ...............................          51           85          157           61           209
    Amortization of deferred stock-based
      compensation .............................          60           68          145           26           182
    Amortization of convertible
      bridge loan discount .....................         300           --           --           --            --
    Decrease (increase) in trade
      receivables ..............................          --         (152)      (3,300)        (113)          481
    Decrease (increase) in deferred
      income taxes .............................          --           --         (298)          --            46
    Decrease (increase) in grants receivable ...        (304)        (366)         295          452           330
    Decrease (increase) in inventories .........          --          (14)        (670)        (126)          136
    Decrease (increase) in other accounts
      receivable and prepaid expenses ..........         (89)           4         (241)         (96)         (702)
    Increase in advances to suppliers ..........          --           --           --         (453)           --
    Increase (decrease) in trade payables ......          59          (46)       1,681           --           907
    Increase in other accounts payable and
      accrued liabilities ......................          --           54          663          136             6
    Increase in advances from customer .........          --           --           --        2,025            --
    Increase in accrued compensation and
      benefits .................................          58           88          362          105           965
    Other ......................................          (5)          30           17            7             2
                                                     -------      -------      -------      -------      --------
Net cash provided by (used in) operating
  activities ...................................      (2,018)      (2,169)       6,886          428         5,822
                                                     -------      -------      -------      -------      --------
Cash flows from investing activities:
  Purchase of property and equipment ...........        (202)        (131)        (479)        (144)       (1,288)
  Investments in long-term lease deposits ......          (7)          (9)         (83)          (7)          (47)
                                                     -------      -------      -------      -------      --------
Net cash used in investing activities ..........        (209)        (140)        (562)        (151)       (1,335)
                                                     -------      -------      -------      -------      --------
Cash flows from financing activities:
  Proceeds from issuance of preferred
    stock, net .................................       5,321           --        2,284        2,284            --
  Proceeds from convertible bridge loan ........         300           --           --           --            --
  Principal payment of short-term loans
    from related parties .......................         (20)          --           --           --            --
                                                     -------      -------      -------      -------      --------
Net cash provided by financing activities ......       5,601           --        2,284        2,284            --
                                                     -------      -------      -------      -------      --------
Increase (decrease) in cash and cash
  equivalents ..................................       3,374       (2,309)       8,608        2,561         4,487
Cash and cash equivalents at the beginning
  of the period ................................         318        3,692        1,383        1,383         9,991
                                                     -------      -------      -------      -------      --------
Cash and cash equivalents at the end of
  the period ...................................     $ 3,692      $ 1,383      $ 9,991      $ 3,944      $ 14,478
                                                     =======      =======      =======      =======      ========
Supplemental disclosure of non-cash
  investing and financing activities:
  Conversion of convertible bridge loan ........     $   300      $    --      $    --      $    --      $     --
                                                     =======      =======      =======      =======      ========
  Acquisition of property and equipment
    with payables ..............................          $7      $    --         $117          $44          $132
                                                     =======      =======      =======      =======      ========


                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                    OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                       PASSAVE, INC. AND ITS SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)


NOTE 1:  GENERAL

         Passave, Inc. (the "Company"), a Delaware corporation, was incorporated in the United States on January 31, 2001.

         In February 2001, the Company established a wholly-owned subsidiary in Israel, Passave, Ltd. In October 2004, the Company established a wholly-owned subsidiary in Japan, Passave Japan Co. Ltd.

         The Company is a fabless semiconductor company that is a leading designer, developer and supplier of system-on-a-chip solutions for Fiber To The Home applications. The Company's solutions provide the key functionality for networking original equipment manufacturing systems that enable service providers to provide triple-play services over passive optical networks. The Company provides its customers with high performance, highly-integrated system-on-a-chip solutions for networking equipment at both the service provider's central office and end user's home.

CONCENTRATION OF OTHER RISKS:

         The Company has derived substantially all of its revenues from a small number of customers. Dependence on a small number of customers and the loss of one or more of the Company's principal customers or the cancellation or deferral of even a small number of purchases of the Company's products by one of these customers could cause the Company's revenues to decline materially if the Company is unable to increase its revenues from alternative customers.

         The Company relies on a single source supplier for each of its products. Although alternative suppliers exist, the Company estimates that it would take at least nine months to find alternative suppliers for any of its products, to redesign its products to conform to their manufacturing processes and to qualify their process. If the Company is unable to continue to have each products manufactured by its current suppliers, the Company may not have sufficient inventory to continue shipping its products to its customers during the time required to find a new supplier, qualify their process and modify its products. Similarly, the Company's single source suppliers have limited supply capacity that may be inadequate if the Company's customers place unexpectedly large orders for the Company's products, or if other customers of these suppliers place significant demands on their supply capacity. All of these factors may delay shipments, increase expenses and limit the Company's ability to deliver products to its customers. Any inability to deliver products or any late deliveries could decrease the Company's revenues and harm its results of operations.

         Information regarding geographic markets and major customers, see
Note 9.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

         The consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States ("U.S. GAAP").

         a. USE OF ESTIMATES:

         The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

         b. FINANCIAL STATEMENTS IN U.S. DOLLARS:

         All of the revenues of the Company and its subsidiaries are generated in U.S. dollars ("dollar"). A portion of the Company's subsidiaries' costs is currently paid in their local currency; however, a substantial portion of the expenses are denominated in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

                       PASSAVE, INC. AND ITS SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" ("SFAS No 52"). All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

         c. PRINCIPLES OF CONSOLIDATION:

         The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

         d. CASH EQUIVALENTS:

         The Company and its subsidiaries consider all highly liquid investments which are readily convertible to cash with a maturity of three months or less, at the date of acquisition, to be cash equivalents.

         e. INVENTORIES:

         Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence.

         The Company and its subsidiaries periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume. Based on this evaluation, provisions are made when required to write-down inventory to its market value.

         Inventories include only finished products. Cost of finished products is recorded on the basis of direct raw material and manufacturing costs. Cost is determined using the "first-in, first-out" method.

         f. PROPERTY AND EQUIPMENT:

         Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                               %
                                                 -------------------------------
Computers, accessories and
   peripheral equipment .......................               33
Office furniture and equipment ................              7-15
Leasehold improvements ........................   By the shorter of term of the
                                                 lease and the life of the asset


         g. IMPAIRMENT OF LONG-LIVED ASSETS:

         The long-lived assets of the Company and its subsidiaries are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2002, 2003 and 2004, no impairment losses have been identified.

                       PASSAVE, INC. AND ITS SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         h. REVENUE RECOGNITION:

         The Company generates revenues from selling its products to original equipment manufacturer ("OEM") customers that are considered to be end-users, and indirectly through distributors.

         Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB No. 104"), when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred and title has passed to the customer, the seller's price to the buyer is fixed or determinable, no further obligation exists and collectibility is reasonably assured. Product revenues on shipment to distributors are deferred until the distributors resell the Company's products to their customers ("sell through") based upon receipt of point of sale reports from the distributors provided that all other revenue recognition criteria are met. The Company does not grant any right of return to its customers.

         i. RESEARCH AND DEVELOPMENT COSTS:

         Research and development costs net of grants received are charged to the consolidated statements of operations as incurred.

         j. SEVERANCE PAY:

         The Israeli subsidiary's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of its employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The subsidiary's liability for all of its employees is fully provided by monthly deposits with the severance pay fund, insurance policies and by an accrual. The value of those policies is recorded as an asset in the Company's balance sheet.

         The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes immaterial profits.

         Severance expenses for the years ended December 31, 2002, 2003 and 2004, amounted to approximately $52, $73 and $174, respectively.

         k. GOVERNMENT GRANTS:

         Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Israeli subsidiary is entitled to such grants, on the basis of the costs incurred, and are included as a reduction in research and development costs. Research and development grants amounted to $427, $698 and $520 in 2002, 2003 and 2004, respectively.

         l. ACCOUNTING FOR STOCK-BASED COMPENSATION:

         The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

         The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure" ("SFAS No. 148"), which amended certain provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") to provide alternative methods of transition for an entity that voluntarily

                       PASSAVE, INC. AND ITS SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

changes to the fair value based method of accounting for stock-based employee compensation. The Company continues to apply the provisions of APB No. 25 in accounting for stock-based compensation.

         Pro forma information regarding the Company's net income (loss) and net earnings (loss) per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

         The fair value for options granted in 2002, 2003 and 2004 and in the three month and six month periods ended June 30, 2004 and 2005 is amortized over their vesting period in accordance with FASB interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans" ("FIN No. 28") and estimated at the date of grant using the Minimum Value Valuation Model in 2002 and 2003 and the Black-Scholes option pricing model in 2004 and 2005 with the following weighted average assumptions:

                                                                                    THREE MONTHS ENDED      SIX MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,             JUNE 30,               JUNE 30,
                                                ---------------------------------    ------------------    --------------------
                                                  2002        2003         2004       2004        2005       2004        2005
                                                -------     -------     ---------    ------      ------    -------     --------
                                                                                                    (UNAUDITED)
Dividend yield .............................        0%          0%            0%        0%         0%         0%           0%
Expected volatility ........................       --          --            70%       70%        50%        70%          50%
Risk-free interest .........................        3%        3.5%          3.5%      3.6%       3.7%       3.6%         3.7%
Expected life of up to (in years) ..........        4           4             4         4          4          4            4

         Pro forma information under SFAS No. 123, is as follows:

                                                                                    THREE MONTHS ENDED      SIX MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,             JUNE 30,               JUNE 30,
                                                ---------------------------------    ------------------    --------------------
                                                  2002        2003         2004       2004        2005       2004        2005
                                                -------     -------     ---------    ------      ------    -------     --------
                                                                                                    (UNAUDITED)
Net income (loss) attributable to
  common stockholders -- as reported .......    $(2,148)    $(1,920)    $   1,304    $ (899)     $  439    $(1,596)    $    494
Add -- stock-based employee
  compensation -- intrinsic value ..........         60          68           145        12          87         26          182
Deduct -- stock-based employee
  compensation -- fair value ...............        (61)        (69)         (152)      (13)        (90)       (27)        (188)
                                                -------     -------     ---------    ------      ------    -------     --------

Pro forma -- net income (loss) .............    $(2,149)    $(1,921)    $   1,297    $ (900)     $  436    $(1,597)    $    488
                                                =======     =======     =========    ======      ======    =======     ========

Basic net earnings (loss) per share of
  common stock -- as reported ..............    $ (0.90)    $ (0.80)    $    0.54    $(0.38)     $ 0.18    $ (0.67)    $   0.21
                                                =======     =======     =========    ======      ======    =======     ========

Diluted net earnings (loss) per share of
  common stock -- as reported ..............    $ (0.90)    $ (0.80)    $    0.40    $(0.38)     $ 0.09    $ (0.67)    $   0.10
                                                =======     =======     =========    ======      ======    =======     ========

Pro forma basic net earnings (loss)
  per share of common stock ................    $ (0.90)    $ (0.80)    $    0.54    $(0.38)     $ 0.18    $ (0.67)    $   0.20
                                                =======     =======     =========    ======      ======    =======     ========

Pro forma diluted net earnings (loss)
  per share of common stock ................    $ (0.90)    $ (0.80)    $    0.39    $(0.38)     $ 0.09    $ (0.67)    $   0.10
                                                =======     =======     =========    ======      ======    =======     ========

         The Company applies SFAS No. 123 and Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF No. 96-18"), with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date as defined in EITF No. 96-18.

                       PASSAVE, INC. AND ITS SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         m. CONCENTRATION OF CREDIT RISKS:

         Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

         The majority of cash and cash equivalents of the Company and its subsidiaries is invested in U.S. dollars deposits in major U.S. and Israeli banks. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's and its subsidiaries' investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

         The Company's trade receivables are derived from sales to large and solid organizations located mainly in Asia. The Company and its subsidiaries perform ongoing credit evaluations of its customers and to date has not experienced any material losses. The Company generally does not require collateral from its customers.

         The Company and its subsidiaries have no off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

         n. INCOME TAXES:

         The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

         o. BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE:

         The Company applies the two class method as required by EITF No. 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128," ("EITF No. 03-6"). EITF No. 03-6 requires the income per share for each class of shares (common stock and preferred stock) to be calculated assuming 100% of the Company's earnings are distributed as dividends to each class of shares based on their contractual rights. In compliance with EITF No. 03-6, the series of preferred stock are not participating in losses, and therefore are not included in the computation of net loss per share.

         Net income attributable to common stockholders is computed based on dividend distribution assumption at a rate of $0.0566 per annum for each share of preferred stock and distribution of the remaining net income on a pro rata basis in proportion to the contractual rights of each class of shares.

         Basic net earnings (loss) per share are computed based on the weighted average number of shares of common stock outstanding during each period. Diluted net earnings (loss) per share are computed based on the weighted average number of shares of common stock outstanding during each year, plus dilutive potential shares of common stock considered outstanding during the period, in accordance with Statement of Financial Standard No. 128, "Earnings Per Share."

         The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net earnings (losses) per share due to their anti-dilutive effect was 2,413,500, 4,176,722 and 633,706 for the years ended December 31, 2002, 2003 and 2004, respectively.

                       PASSAVE, INC. AND ITS SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Basic and diluted pro forma net earnings (loss) per share (unaudited), as presented in the statements of operations, has been calculated as described above and also gives effect to the automatic conversion of the Series A and Series B Preferred Stock on a one-for-one basis and the adjustment of 1,008,846 shares of common stock pursuant to the anti-dilution provisions of the Series A Preferred Stock, that will occur upon closing of the Company's initial public offering.

         The following table presents the calculation of pro forma basic and diluted net earnings per share:

         1.       Numerator:

                                                                           THREE MONTHS   SIX MONTHS
                                                              YEAR ENDED       ENDED         ENDED
                                                             DECEMBER 31,    JUNE 30,      JUNE 30,
                                                                 2004          2005          2005
                                                             ------------  ------------  ------------
                                                                            NET INCOME
                                                             ----------------------------------------
                                                                                  (UNAUDITED)
         Net income as reported ..........................    $    8,075    $    2,771    $    3,260
                                                              ----------    ----------    ----------

         2.       Denominator:

                                                                           THREE MONTHS   SIX MONTHS
                                                              YEAR ENDED       ENDED         ENDED
                                                             DECEMBER 31,    JUNE 30,      JUNE 30,
                                                                 2004          2005          2005
                                                             ------------  ------------  ------------
                                                                         NUMBER OF SHARES
                                                             ----------------------------------------
                                                                                  (UNAUDITED)
         Weighted average number of shares of
           common stock ..................................    14,674,331    15,208,547    15,208,547
                                                              ----------    ----------    ----------
         Denominator for basic net earnings
           per share of common stock .....................    14,674,331    15,208,547    15,208,547
                                                              ----------    ----------    ----------
         Effect of dilutive securities:
         Employee stock options and warrants .............       897,562     2,572,716     2,553,770
                                                              ----------    ----------    ----------
         Dilutive potential of shares of common stock ....       897,562     2,572,716     2,553,770
                                                              ----------    ----------    ----------
         Denominator for diluted net earnings
           per share of common stock - adjusted
           weighted average shares, assumed conversion
           and exercise of options and warrants ..........    15,571,893    17,781,263    17,762,317
                                                              ==========    ==========    ==========

         p. UNAUDITED PRO FORMA STOCKHOLDERS' EQUITY:

         The Company's Board of Directors has authorized the filing of a registration statement with the U.S. Securities and Exchange Commission to register shares of its common stock in an initial public offering. If the initial public offering is consummated, all of the Series A and Series B Preferred Stock will automatically be converted into common stock as well as the additional shares issued as a result of the anti-dilution provisions of the Series A Preferred Stock, upon completion of the offering contemplated by this prospectus. Unaudited pro forma stockholders' equity at June 30, 2005, as adjusted for the assumed conversion of such shares and the anti-dilution protection, is disclosed in the balance sheet.

         q. FAIR VALUE OF FINANCIAL INSTRUMENTS:

         The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

                       PASSAVE, INC. AND ITS SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         The carrying amounts of cash and cash equivalents, trade receivables and trade payables, approximate their fair value due to the short-term maturity of such instruments.

         r. UNAUDITED INFORMATION:

         The consolidated balance sheet as of June 30, 2005 and the related consolidated statements of operations for the three and six months periods ended June 30, 2004 and 2005, the consolidated statements of cash flows for the six month periods ended June 30, 2004 and 2005, and the statement of changes in stockholders' equity for the six month period ended June 30, 2005 are unaudited. This unaudited information has been prepared by the Company on the same basis as the audited annual consolidated financial statements and, in management's opinion, reflects all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles, for interim financial reporting for the periods presented. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.

         s. IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

         In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4." ("SFAS No. 151"). SFAS No. 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SAFS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. As of December 31, 2004, the Company does not expect that the adoption of SFAS No. 151 will have a material effect on its financial position or results of operations.

         On December 16, 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment," which revises the previously effective SFAS No. 123 and supersedes APB No. 25, and on March 29, 2005 the SEC issued SAB 107, "Share-Based Payment" ("SAB 107"). These pronouncements address the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprises equity instruments or that may be settled by the issuance of such equity instruments. The statement eliminates the ability to account for share-based compensation transactions using APB No. 25 and generally requires that such transactions be accounted for using a fair value-based method and recognized as expenses in the Company's consolidated statements of operations.

         The new standard will be effective for the Company in the first interim period beginning after December 15, 2005.

         As of December 31, 2004, the Company cannot predict the impact of the adoption of Statement 123(R) because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that Statement would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income (loss) and earnings (loss) per share of common stock in Note 2l to the consolidated financial statements.

                       PASSAVE, INC. AND ITS SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)


NOTE 3:  PROPERTY AND EQUIPMENT, NET

                                                                 DECEMBER 31,
                                                              ------------------
                                                               2003        2004
                                                              ------      ------
Cost:
  Computers, accessories and peripheral equipment ........    $  393      $  902
  Office furniture and equipment .........................        34          60
  Leasehold improvements .................................         8          69
                                                              ------      ------
                                                                 435       1,031
Less -- accumulated depreciation .........................       151         308

                                                              ------      ------
Depreciated cost .........................................    $  284      $  723
                                                              ======      ======

         Depreciation expenses for the years ended December 31, 2002, 2003 and 2004, were $51, $85 and $157, respectively.

NOTE 4:  OTHER ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                 DECEMBER 31,
                                                              ------------------
                                                               2003        2004
                                                              ------      ------
Royalties to the Office of the Chief Scientist ...........    $   18      $  604
Accrued expenses .........................................        36         113
                                                              ------      ------
                                                              $   54      $  717
                                                              ======      ======

NOTE 5:  COMMITMENTS AND CONTINGENT LIABILITIES

         a. LEASE COMMITMENTS:

         The Company and its subsidiaries lease their facilities and certain motor vehicles under various non-cancelable operating lease agreements, which expire on various dates, the latest of which is in 2007. Aggregate minimum rental commitments under non-cancelable operating leases as of December 31, 2004, are as follows:

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                    ------------
2005 ...............................................................       $ 341
2006 ...............................................................         288
2007 ...............................................................          10
                                                                           -----
Total ..............................................................       $ 639
                                                                           =====

         Total rent expenses for the years ended December 31, 2002, 2003 and 2004 totaled $113, $110 and $141, respectively.

         b. ROYALTIES TO THE ISRAELI GOVERNMENT:

         The Company's Israeli subsidiary participated in programs sponsored by the Israeli Government for the support of research and development activities. Through December 31, 2004, the Company's subsidiary had recorded grants from the Office of the Chief Scientist of Israeli Ministry of Industry, Trade and Labor (the "OCS") aggregating to $1,645 for certain research and development projects of the Company's subsidiary. The Company's subsidiary is obligated to pay royalties to the OCS, amounting to 3% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar and bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales no payment is required. Total royalties accrued or paid amounted to $5, $18 and $635 in 2002, 2003 and 2004, and were recorded as part of the cost of revenues.

                       PASSAVE, INC. AND ITS SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 5:  COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

         As of December 31, 2004, the aggregate contingent liability to the OCS amounted to $597.

         According to the Encouragement of Industrial Research and Development Law, 1984, the Company's technology is subject to transfer of technology and manufacturing rights restrictions. The discretionary approval of an OCS committee is required for any transfer of technology developed with OCS funding. There is no assurance that the Company will receive approval for any proposed transfer. Such approval, if granted, may be subject to the following additional restrictions:

         o the Company will be required to pay the OCS a portion of the consideration received upon any sale of such technology or upon an acquisition of the Israeli subsidiary by an entity that is not Israeli; or

         o the transfer of manufacturing rights could be conditioned upon an increase in the royalty rate and payment of increased aggregate royalties (up to 300% of the amount of the grant plus interest, depending on the percentage of foreign manufacture) or a transfer of manufacturing rights into Israel of another product of similar or more advanced technology.

         c. COMMISSIONS TO THIRD PARTIES:

         The Company contracted with third parties to promote business development activities. In consideration for services rendered, the Company is obligated to pay monthly fees and commissions amounting to 1%-5% of future revenues.

         The obligation to pay commissions is contingent on actual sales of products, and in the absence of such sales no payment is required.

         Commission expenses for the years ended December 31, 2002, 2003 and 2004 amounted to $0, $0 and $175, respectively.

NOTE 6:  STOCKHOLDERS' EQUITY

         a. COMPOSITION OF CAPITAL STOCK:

                                         AUTHORIZED       ISSUED AND OUTSTANDING
                                        DECEMBER 31,           DECEMBER 31,
                                  ----------------------  ----------------------
                                     2003        2004        2003        2004
                                  ----------  ----------  ----------  ----------
                                                 NUMBER OF SHARES
                                  ----------------------------------------------
Shares of $ 0.0001 par value:
  Common stock .................  18,000,000  18,000,000   2,396,000   2,396,000
  Series A Preferred Stock .....     500,000     500,000     500,000     500,000
  Series B Preferred Stock .....  10,173,332  11,303,702   8,053,887  11,303,701
                                  ----------  ----------  ----------  ----------
                                  28,673,332  29,803,702  10,949,887  14,199,701
                                  ==========  ==========  ==========  ==========

         b. GENERAL:

         1. The common stock confers upon its holders rights to receive notice to participate and vote in the general meetings of the Company, to receive dividends, if and when declared, and to receive the remaining assets of the Company upon liquidation, after the distribution to the holders of the preferred stock.

         2. All of the preferred stock confers upon its holders all the rights conferred by the common stock. In addition, the preferred stock is convertible at the option of the holder, or upon an initial public offering, into common stock on a one-for-one basis after anti-dilution adjustments for a subsequent issuance of shares of common stock. All of the preferred stock has a preference over

                       PASSAVE, INC. AND ITS SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 6:  STOCKHOLDERS' EQUITY (CONTINUED)

              the common stock, in the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary. Upon the occurrence of such event, the holders of preferred stock shall be entitled to receive, prior to and in preference to holders of common stock, an amount per share equal to $1.4154652 for each outstanding share of preferred stock together with the accrued but unpaid dividend on each share.

              In addition, each share of preferred stock shall have preference in dividend distributions at a rate of $0.0566 per annum and any accrued but unpaid dividend prior to any distributions being made to the other holders. Thereafter, each share of preferred stock shall be entitled to participate in any further distributions on a pro rata basis. Dividends shall be paid only when and if declared by the Board of Directors.

         c. PRIVATE PLACEMENTS:

         1. In January 2002, the Company entered into a convertible bridge loan agreement in a total amount of $300. The interest rate on the loan is LIBOR plus 3% per annum. Any unconverted principal amount plus any accrued and unpaid interest was due and payable on April 30, 2003. In May 2002, the principal amount of the loan was converted into 423,889 shares of Series B Preferred Stock, $0.0001 par value per share with a beneficial conversion feature of $300.

              The transaction was accounted for under EITF No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" ("EITF 98-5") and EITF No. 00-27, "Application of issue No. 98-5 to Certain Convertible Instruments" ("EITF 00-27").

              During the year ended December 31, 2002, the Company recorded financial expenses in the amount of $300, attributed to the amortization of the aforementioned loan discount.

         2. In 2002, the Company signed a stock purchase agreement, under which 6,499,628 shares of Series B Preferred Stock, $0.0001 par value per share, were issued in consideration for $4,600.

              In November 2002, the Company issued 1,130,370 shares of Series B Preferred Stock, $0.0001 par value per share, in consideration of $800.

              Issuance expenses in the amount of $79 were deducted from the total amount.

         3. In June 2002, the Company entered into stock repurchase agreements with its co-founders regarding shares of common stock beneficially held by them since inception. The agreements call for the repurchase of unvested shares, which vest as follows: upon the closing of the Series B Preferred Stock offering, 25% of the shares vested automatically and the remaining 75% vest in equal portions on a monthly basis over the four year period beginning June 2002.

              The transaction was accounted for under APB No. 25. The Company recorded deferred stock-based compensation within stockholders' equity in the amount of $111. Compensation expenses in the amount of $34, $42 and $22 were recorded in 2002, 2003 and 2004, respectively.

         4. In March 2004, the Company exercised its option and issued additional shares of Series B Preferred Stock to certain stockholders, for consideration of $2,284, net of issuance expenses pursuant to the Series B Preferred Stock purchase agreement, dated June 6, 2002.

         d. STOCK OPTION PLAN:

         1. Under the Company's 2003 Stock Option Plan (the "Plan"), options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries.

                       PASSAVE, INC. AND ITS SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 6:  STOCKHOLDERS' EQUITY (CONTINUED)

         2. Pursuant to the Plan, the Company reserved for issuance 2,577,829 shares of common stock. As of December 31, 2004, there are 972 shares of common stock of the Company that are available for future grant under the plan.

         3. Each option granted under the Plan expires no later than 10 years from the date of grant. The vesting period of the options generally is four years. Any option that is forfeited or canceled before expiration becomes available for future grants.

              A summary of the Company's employee stock option activity and related information is as follows:


                                                      YEAR ENDED DECEMBER 31,                               THREE AND SIX MONTHS
                                 -----------------------------------------------------------------------       ENDED JUNE 30,
                                           2002                    2003                    2004                     2005
                                 ---------------------    ----------------------   ---------------------   ----------------------
                                              WEIGHTED                  WEIGHTED                WEIGHTED                WEIGHTED
                                               AVERAGE                   AVERAGE                 AVERAGE                 AVERAGE
                                   NUMBER     EXERCISE      NUMBER      EXERCISE     NUMBER     EXERCISE     NUMBER     EXERCISE
                                 OF OPTIONS*    PRICE     OF OPTIONS*     PRICE    OF OPTIONS*    PRICE    OF OPTIONS*    PRICE
                                 ----------   --------    ----------    --------   ----------   --------   ----------   ---------
Outstanding -- at the
  beginning of the period ...      506,900      $0.05        461,400      $0.03     1,204,524     $0.05     2,452,716     $0.06
Granted .....................       14,500      $0.06        746,874      $0.07     1,248,192     $0.07            --     $  --
Forfeited ...................      (60,000)     $0.25         (3,750)     $0.07            --     $  --            --     $  --
                                   -------      -----      ---------      -----     ---------     -----     ---------     -----
Outstanding -- at the end
  of the period .............      461,400      $0.03      1,204,524      $0.05     2,452,716     $0.06     2,452,716     $0.06
                                   =======      =====      =========      =====     =========     =====     =========     =====
Exercisable options at
  the end of the period .....      204,051      $0.01        509,276      $0.02       866,071     $0.03       926,384     $0.03
                                   =======      =====      =========      =====     =========     =====     =========     =====

----------
* Does not include co-founders unvested shares in connection with the stock repurchase agreements (see Note 6(c)(3)).


         The options outstanding as of December 31, 2004 have been classified by exercise price, as follows:

                                            OPTIONS       WEIGHTED                          OPTIONS       WEIGHTED
                                          OUTSTANDING      AVERAGE                        EXERCISABLE      AVERAGE
                                             AS OF        REMAINING        WEIGHTED          AS OF     EXERCISE PRICE
                                         DECEMBER 31,    CONTRACTUAL        AVERAGE      DECEMBER 31,    OF OPTIONS
           EXERCISE PRICE                    2004           LIFE        EXERCISE PRICE       2004        EXERCISABLE
------------------------------------     ------------    -----------    --------------   ------------  --------------
                                                            YEARS
                                                         -----------
$0.00 .............................           401,400        6.18           $0.00             385,105       $0.00
$0.07 - 0.08 ......................         2,001,316        9.35           $0.07             437,799       $0.07
$0.25 .............................            50,000        6.55           $0.25              43,167       $0.25
                                            ---------                                         --------      -----
                                            2,452,716                                         866,071
                                            =========                                         =======

              Where the Company has recorded deferred stock-based compensation for options issued with an exercise price below the fair market value of the common stock at the date of grant, the deferred stock-based compensation has been amortized and recorded as compensation expense over the vesting period of the options, in accordance with FIN No. 28.

              Compensation expenses related to stock based employee compensation awards amounted to $60, $68 and $145 for the years ended December 31, 2002, 2003 and 2004, respectively.

                       PASSAVE, INC. AND ITS SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 6:  STOCKHOLDERS' EQUITY (CONTINUED)

         The weighted average fair values of options granted during the years ended December 31, 2002, 2003 and 2004 were:

                                                                      YEAR ENDED DECEMBER 31,
                                               ---------------------------------------------------------------------
                                                         2002                    2003                   2004
                                               ---------------------   ---------------------   ---------------------
                                                            WEIGHTED                WEIGHTED                WEIGHTED
                                                WEIGHTED     AVERAGE    WEIGHTED     AVERAGE    WEIGHTED     AVERAGE
                                                 AVERAGE    EXERCISE     AVERAGE    EXERCISE     AVERAGE    EXERCISE
                                               FAIR VALUE     PRICE    FAIR VALUE     PRICE    FAIR VALUE     PRICE
                                               ----------   --------   ----------   --------   ----------   --------
Lower than market price at date of grant ...     $  0.18     $  0.06     $    --     $    --     $  0.69     $  0.07
                                                 =======     =======     =======     =======     =======     =======

Equals market price at date of grant .......     $    --     $    --     $    --     $    --     $  0.04     $  0.07
                                                 =======     =======     =======     =======     =======     =======

Exceeds market price at date of grant ......     $    --     $    --     $  0.00     $  0.07     $    --     $    --
                                                 =======     =======     =======     =======     =======     =======

         e. WARRANTS ISSUED TO SERVICE PROVIDERS:

         In May 2001, the Company granted to a service provider a warrant to purchase 60,000 shares of its common stock at a purchase price of $0.7077 per share. In July 2003, the Company granted to two additional service providers warrants to purchase 27,800 and 36,341 shares of its common stock at a purchase price of $0.0848 and $0.7077 per share, respectively. All outstanding warrants were fully vested on December 31, 2004.

         The Company had accounted for its warrants to service providers under the fair value method of SFAS No. 123 and EITF No. 96-18. The fair value for these warrants was estimated using a Black-Scholes option pricing model with the following weighted-average assumptions for 2003 and 2004: risk-free interest rates of 2.5% and 3%, respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company's common stock of
0.7 for each year, and a contractual life for the warrants of approximately 10 years for each warrant.

         No compensation expenses were recorded due to insignificance.

NOTE 7:  TAXES ON INCOME

         a. PRE-TAX INCOME (LOSS) IS COMPRISED AS FOLLOWS:

                                                     YEAR ENDED DECEMBER 31,
                                                --------------------------------
                                                  2002         2003        2004
                                                -------      -------      ------
Domestic ..................................     $  (648)     $  (462)     $  281
Foreign ...................................      (1,500)      (1,458)      7,496

                                                -------      -------      ------
                                                $(2,148)     $(1,920)     $7,777
                                                =======      =======      ======

                       PASSAVE, INC. AND ITS SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 7:  TAXES ON INCOME (CONTINUED)

         b. A RECONCILIATION OF THE THEORETICAL TAX EXPENSES, ASSUMING ALL INCOME IS TAXED AT THE STATUTORY TAX RATE APPLICABLE TO THE INCOME OF THE COMPANY AND THE ACTUAL TAX EXPENSES, IS AS FOLLOWS:

                                                                      YEAR ENDED DECEMBER 31,
                                                                  -------------------------------
                                                                    2002        2003        2004
                                                                  -------     -------     -------
Income (loss) before taxes on income .........................    $(2,148)    $(1,920)    $ 7,777
                                                                  =======     =======     =======
Theoretical tax at U.S. statutory tax rate (35%) .............    $  (752)    $  (672)    $ 2,722
Deferred taxes on losses reserves and allowances for which
  valuation allowance was provided ...........................         36         240          --
Utilization of operating carryforward tax losses .............         --          --         (55)
Tax exemption due to Approved Enterprise Status in Israel ....        477         342      (2,856)
Other ........................................................        239          90        (109)
                                                                  -------     -------     -------
Actual tax benefit ...........................................    $    --     $    --     $  (298)
                                                                  =======     =======     =======
Net earnings per share of common stock amounts
  of the tax benefit
Basic ........................................................    $    --     $    --     $ (0.12)
                                                                  =======     =======     =======
Diluted ......................................................    $    --     $    --     $ (0.09)
                                                                  =======     =======     =======

         c. NET OPERATING LOSSES CARRYFORWARDS:

         As of December 31, 2004, the Company had a U.S. net operating loss carryforward for income tax purposes of approximately $500. The net operating loss carryforward expires within 20 years.

         Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

         The Israeli subsidiary had no net operating loss carryforward as of December 31, 2004.

         d. DEFERRED INCOME TAXES:

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income taxes are as follows:

                                                                   DECEMBER 31,
                                                                  --------------
                                                                   2003     2004
                                                                  -----     ----
Deferred tax assets:
Reserves and allowances ......................................    $  30     $ 73
Net operating loss carryforward ..............................      277      225
                                                                  -----     ----
Net deferred tax asset before valuation allowance ............      307      298
Valuation allowance ..........................................     (307)      --
                                                                  -----     ----
                                                                  $  --     $298
                                                                  =====     ====

         The Company has estimated total available carryforward tax losses of approximately $500 in the United States to realize against future taxable profits. Management believes that deferred tax assets will be realized based on current levels of future taxable income. Accordingly, a valuation allowance was not provided in 2004.

         The Company expects that during 2004 in which Israeli tax losses are utilized, its income would be substantially tax-exempt. Accordingly, there will be no tax benefit available from such losses and no deferred income taxes have been provided in these financial statements.

                       PASSAVE, INC. AND ITS SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 7:  TAXES ON INCOME (CONTINUED)

         U.S. income taxes and foreign withholding taxes were not provided for on a cumulative total of $3,500 of the undistributed earnings of the Israeli subsidiary. The Company has resolved not to distribute these earnings and to invest these earnings indefinitely in operations outside the United States.

         e. TAX BENEFITS UNDER ISRAEL'S LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959 (THE "LAW"):

         The production facilities of the Company's Israeli subsidiary have been granted status as an "Approved Enterprise" under the Law in November 2002.

         According to the provisions of the law, the Company's subsidiary has elected the "alternative benefits track" -- the waiver of grants in return for tax exemption and, accordingly, the Company's subsidiary income is tax-exempt for a period of two years commencing with the year it first earns taxable income, and subject to corporate taxes at the reduced rate of 10% to 25%, depending upon the level of foreign ownership of the Company, for an additional period of up to a total of eight years from when the tax exemption ends.

         The period of tax benefits, detailed above, is limited to the earlier of 12 years from the commencement of production, or 14 years from the approval date.

         The entitlement to the above benefits is conditional upon the Company's subsidiary fulfilling the conditions stipulated by the above law, regulations published thereunder and the letters of approval for the specific investments in "approved enterprises." In the event of failure to comply with these conditions, the benefits may be canceled and the Company's subsidiary may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2004, management believes that the Company's Israeli subsidiary is meeting all of the aforementioned conditions.

         The tax-exempt income attributable to the "Approved Enterprise" can be distributed to stockholders, without subjecting the Company's subsidiary to taxes, only upon the complete liquidation of the Company's subsidiary. If this retained tax-exempt income is distributed in a manner other than on the complete liquidation of the Company's subsidiary, it would be taxed at the corporate tax rate applicable to such profits as if the Company's subsidiary had not elected the alternative tax benefits track (currently between 10% to 25% for an "Approved Enterprise"). As of December 31, 2004, the Israeli subsidiary had tax exempt income attributable to the "Approved Enterprise" in the amount of $7,300. The Company's Board of Directors has determined that such tax-exempt income will not be distributed as dividends and will be indefinitely reinvested in operations outside the United States.

         Income from sources other than the "Approved Enterprise" during the benefit period, will be subject to tax at the regular corporate tax rate.

         On April 1, 2005, an amendment to the Investment Law came into effect (the "Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

         However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore the Israeli subsidiary's existing Approved Enterprise will generally not be subject to the provisions of the Amendment.

                       PASSAVE, INC. AND ITS SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 7:  TAXES ON INCOME (CONTINUED)


         f. MEASUREMENT OF TAXABLE INCOME UNDER THE ISRAELI INCOME TAX (INFLATIONARY ADJUSTMENT) LAW, 1985:

         Results of the Company's subsidiary for tax purposes are measured and reflected in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company's subsidiary has not provided deferred income taxes on the difference between the reporting currency and the tax bases of assets and liabilities.

         g. TAX BENEFITS UNDER ISRAEL'S LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXATION) 1969:

         The Company's Israeli subsidiary is an "industrial company" as defined by the Law for the Encouragement of Industry (Taxation), 1969, and as such, are entitled to certain tax benefits, mainly the right to claim public issuance expenses and accelerated depreciation.

         h. REDUCTION IN ISRAELI TAX RATES:

         Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to "Approved Enterprise", as described above) was 36%. In June 2004 and in July 2005, the "Knesset" (Israeli parliament) passed amendments to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005 respectively, which determine, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 -
26% and 2010 and thereafter - 25%.

NOTE 8:  NET INCOME (LOSS) PER SHARE

         The following table sets forth the computation of the basic and diluted earnings (loss) per share:

         1.   Numerator:

                                                        YEAR ENDED                 THREE MONTHS ENDED        SIX MONTHS ENDED
                                                       DECEMBER 31,                     JUNE 30,                 JUNE 30,
                                           ----------------------------------      ------------------      --------------------
                                             2002          2003         2004        2004        2005        2004          2005
                                           -------       -------       ------      -----       ------      -------       ------
                                                                   NET EARNINGS (LOSSES) IN THOUSANDS
                                           ------------------------------------------------------------------------------------
Net income (loss) as reported .........    $(2,148)      $(1,920)      $8,075      $(899)      $2,771      $(1,596)      $3,260
Net income (loss) attributable to
  Preferred Stockholders ..............         --            --        6,771         --        2,332           --        2,766
                                           -------       -------       ------      -----       ------      -------       ------
Net income (loss) available to
  common stockholders .................    $(2,148)      $(1,920)      $1,304      $(899)      $  439      $(1,596)      $  494
                                           =======       =======       ======      =====       ======      =======       ======

                       PASSAVE, INC. AND ITS SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 8:  NET INCOME (LOSS) PER SHARE (CONTINUED)


         2. Denominator:

                                                          YEAR ENDED                  THREE MONTHS ENDED         SIX MONTHS ENDED
                                                         DECEMBER 31,                      JUNE 30,                  JUNE 30,
                                             -----------------------------------    ----------------------    ----------------------
                                                2002         2003         2004         2004         2005         2004         2005
                                             ---------    ---------    ---------    ---------    ---------    ---------    ---------
                                                                          NUMBER OF SHARES IN THOUSANDS
                                             ---------------------------------------------------------------------------------------
Weighted average number of shares
  of common stock .......................    2,396,000    2,396,000    2,396,000    2,396,000    2,396,000    2,396,000    2,396,000
Denominator for basic net earnings
  (loss) per share of common stock ......    2,396,000    2,396,000    2,396,000    2,396,000    2,396,000    2,396,000    2,396,000
                                             ---------    ---------    ---------    ---------    ---------    ---------    ---------

Effect of dilutive securities:
  Employee stock options and warrants ...           --(*)        --(*)   897,562           --(*) 2,572,716           --(*) 2,553,770
                                             ---------    ---------    ---------    ---------    ---------    ---------    ---------
Denominator for diluted net earnings
  (loss) per share of common stock ......    2,396,000    2,396,000    3,293,562    2,396,000    4,968,716    2,396,000    4,949,770
                                             =========    =========    =========    =========    =========    =========    =========

(*)  Anti-dilutive

NOTE 9:  GEOGRAPHIC INFORMATION

         The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information ("SFAS No. 131"). The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are derived from customers located in Asia.

         The following presents total long-lived assets as of December 31, 2002, 2003 and 2004 and June 30, 2004 and 2005:

                                      DECEMBER 31,                 JUNE 30,
                                ------------------------      ------------------
                                2002      2003      2004        2004        2005
                                ----      ----      ----      ------      ------
                                                                   UNAUDITED
                                                              ------------------
Long-lived assets:
  Israel .................       260       274       620         366       1,643
  United States ..........        --        10        75          45         142
  Other ..................        --        --        28          --          32
                                ----      ----      ----      ------      ------
                                $260      $284      $723      $  411      $1,817
                                ====      ====      ====      ======      ======

         The following is a summary of revenues from the Company's major customers expressed as a percent of revenues:

                                          THREE MONTHS ENDED  SIX MONTHS ENDED
                 YEAR ENDED DECEMBER 31,       JUNE 30,           JUNE 30,
                 -----------------------  ------------------  ----------------
                  2002     2003    2004     2004     2005       2004    2005
                  ----     ----    ----     ----     ----       ----    ----
                                                        UNAUDITED
                                            --------------------------------
Customer A ......   32%      --      10%      12%      15%        --      25%
Customer B ......   19       40      --       --       --         --      --
Customer C ......   17       --      --       --       --         --      --
Customer D ......   32       --      --       --       --         --      --
Customer E ......   --       10      --       --       --         --      --
Customer F ......   --       10      --       --       --         --      --
Customer G ......   --       --      71       36       18         16      15
Customer H ......   --       --      14       --       64         --      55
Customer I ......   --       --      --       --       --         15      --
Customer J ......   --       --      --       20       --         23      --
Customer K ......   --       --      --       15%      --         --      --

                       PASSAVE, INC. AND ITS SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 10: SELECTED STATEMENT OF OPERATIONS DATA


         a. RESEARCH AND DEVELOPMENT COSTS, NET:

                                                        YEAR ENDED DECEMBER 31,
                                                       ------------------------
                                                        2002     2003     2004
                                                       ------   ------   ------
Total expenses ......................................  $1,474   $2,156   $4,838
Less -- grants and participations ...................     427      698      520
                                                       ------   ------   ------
                                                       $1,047   $1,458   $4,318
                                                       ======   ======   ======

         b. FINANCIAL INCOME (EXPENSES), NET

                                                        YEAR ENDED DECEMBER 31,
                                                       ------------------------
                                                        2002     2003     2004
                                                       ------   ------   ------
Financial income:
  Interest and other income .........................      16       16       21
  Foreign currency translation differences, net .....       4       --       --

                                                       ------   ------   ------
                                                           20       16       21
                                                       ------   ------   ------
Financial expenses:
  Interest ..........................................       3        7        6
  Foreign currency translation differences, net .....      --        7       40
  Amortization of bridge loan discount ..............     300       --       --
                                                       ------   ------   ------
                                                         (303)     (14)     (46)
                                                       ------   ------   ------
                                                       $ (283)  $    2   $  (25)
                                                       ======   ======   ======

NOTE 11: SUBSEQUENT EVENT (UNAUDITED)

         On August 23, 2005, the Company increased its stock option pool, adopted the 2005 U.S. Stock Incentive Plan and reserved 5,800,000 shares of common stock for issuance under the Company's stock option plans. The Company also resolved to grant 1,698,410 options to officers and employees of the Company and its subsidiaries.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the registration fee and the NASD filing fee.

                                                              AMOUNT TO BE
                                                                  PAID
                                                              ------------
      SEC registration fee ............................         $  10,593
      NASD filing fee .................................             9,500
      Nasdaq National Market fee ......................           100,000
      Blue sky qualification fees and expenses ........             8,000
      Printing and engraving expenses .................                 *
      Legal fees and expenses .........................                 *
      Accounting fees and expenses ....................                 *
      Transfer agent and registrar fees ...............                 *
      Miscellaneous fees and expenses .................                 *
                                                              -----------
      Total ...........................................       $         *
                                                              ===========

---------
* To be filed by amendment.

ITEM 14.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

         Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The registrant's certificate of incorporation, as amended, and the registrant's bylaws, as amended, provide that the registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the registrant has entered into separate indemnification agreements with its directors and executive officers which require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from acts or omissions not in good faith or from willful misconduct).

         These indemnification provisions and the indemnification agreements entered into between the registrant and its executive officers and directors may be sufficiently broad to permit indemnification of the registrant's executive officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

         The underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the registrant and its executive officers and directors for certain liabilities, including liabilities arising under the Securities Act, or otherwise.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

         Since inception, the registrant has sold shares of common stock and shares of preferred stock in various private placement transactions described below. The share numbers do not give effect to the conversion of our shares of preferred stock into shares of common stock, which will occur upon the consummation of this offering, but do give effect to a 1-to-100 stock split of the registrant's outstanding share capital that was effected in 2002. Immediately prior to the closing of this offering, all of the Registrant's outstanding shares of Series A Preferred Stock will automatically convert into shares of common stock on a 3.01768 for one basis and all of the Registrant's outstanding shares of Series B Preferred Stock will automatically convert into shares of common stock on a one-for-one basis.

         o In 2001, shortly following the Registrant's formation, the Registrant issued 2,396,000 shares of its common stock for an aggregate purchase price of $2.396 ($0.000001 per share) to some persons, including Pshoo, LLC.

         o During 2001, the Registrant issued and sold 500,000 shares of its Series A Preferred Stock for an aggregate purchase price of $1,250,000 ($2.50 per share) to certain investors, including RSIS Business Trust.

         o In February 2001, the Registrant entered into a convertible bridge loan agreement with Spring Technologies Ltd. and Meadowlane Ltd. for a total amount of $200,000. In May 2001, the loan was converted into 800 shares of the Registrant's Series A Preferred Stock.

         o During 2002, the Registrant issued and sold 8,053,887 shares of its Series B Preferred Stock for an aggregate purchase price of $5,699,998.39 ($0.7077326 per share) to a number of investors, including (a) Walden Israel Ventures III, L.P., Walden Israel Ventures III (NQP), L.P., WIV Israel Side Fund III, WIV Israel Side Fund III (G.M.L.T) and Walden Israel Ventures III (CEO and Industry Executives Side Fund), L.P., also known together as the Walden Fund; (b) Eurofund 2000 (Non-Israeli) L.P. and Eurofund 2000 (Israeli) L.P., also known together as Eurofund; (c) BRM Capital Fund L.P.; (d) RSIS Business Trust; and (e) Intel Atlantic, Inc. As part of that investment the Registrant was granted a call option entitling it to require the Walden Fund, Eurofund, BRM Capital Fund L.P. and RSIS Business Trust to purchase additional shares of its Series B Preferred Stock if a certain milestone was met.

         o In January 2002, the Registrant entered into a convertible bridge loan agreement with Eilon Tirosh for a total amount of $300,000. In May 2002, the loan was converted into 423,889 shares of the Registrant's Series B Preferred Stock.

         o In April 2004, the Registrant exercised the call option relating to the Series B Preferred Stock described in the previous paragraph and issued and sold an aggregate of 3,249,814 additional shares of its Series B preferred stock to Walden Fund, Eurofund, BRM Capital Fund L.P. and RSIS Business Trust, for an aggregate purchase price of $2,299,999.31 ($0.7077326 per share).

         These private placements resulted in aggregate net proceeds to us of approximately $9.25 million. We believe that the securities sold in these transactions were exempt from registration under the Securities Act in reliance upon Section 4(2) or Regulation S of the Securities Act.

         From August 2002 to August 2005, the Registrant issued options to approximately 116 employees and directors to purchase up to an aggregate total of 4,086,022 shares of the Registrant's common stock under the Registrant's 2003 Israeli Share Option Plan and the 2005 U.S. Stock Incentive Plan. The exercise prices per share ranged from $0 to $6.00. No consideration was paid to the Registrant by any recipient of any of the foregoing options for the grant of such options. As of August 23, 2005, no options have been exercised.

         In May 2001, the Registrant granted to a service provider a warrant to purchase 60,000 shares of its common stock at a purchase price of $0.7077 per share. In July 2003, the Company granted to two additional service providers warrants to purchase 27,800 and 36,341 shares of its common stock at a purchase price of $0.0848 and $0.7077 per share, respectively.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a) Exhibits.

EXHIBIT
  NO.                                          DESCRIPTION OF DOCUMENTS
------     --------------------------------------------------------------------------------------------------------------

   1.1     Form of Purchase Agreement.*

   3.1     Amended and Restated Certificate of Incorporation of the Registrant.

   3.2     Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Registrant dated as of August 23, 2005.

   3.3     Amended and Restated Certificate of Incorporation of the Registrant to be effective upon completion of this offering.*

   3.4     Bylaws of the Registrant.

   3.5     Certificate of Amendment of Bylaws of the Registrant.

   3.6     Amended and Restated Bylaws of the Registrant to be effective upon completion of this offering.*

   4.1     Specimen Common Stock Certificate.*

   5.1     Opinion of Morrison & Foerster LLP.*

  10.1     2003 Israeli Share Option Plan, as amended.

  10.2     2005 U.S. Stock Incentive Plan.

  10.3     Employment Agreement between Passave, Ltd. and Victor Vaisleib to become effective upon completion of this offering.*

  10.4 Employment Agreement between the Registrant and Ariel Maislos to become effective upon completion of this offering.*

  10.5 Employment Agreement between the Registrant and Onn Haran to become effective upon completion of this offering.*

  10.6     Employment Agreement between Passave, Ltd. and Yaron Garmazi to become effective upon completion of this offering.*

  10.7     Employment Agreement between Passave, Ltd. and Ofer Bar-Or to become effective upon completion of this offering.*

  10.8     Form of Indemnification Agreement between the Registrant and its executive officers and directors.

  10.9     Stock Repurchase Agreement by and between Registrant, Ariel Maislos and Blue Orange Ventures, LLC, dated as of June 4, 2002.

 10.10     Stock Repurchase Agreement by and between the Registrant, Victor Vaisleib and Pshoo, LLC, dated as of June 4, 2002.

  21.1     Subsidiaries of the Registrant.

  23.1     Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, Independent Registered Public
           Accounting Firm.

  23.2     Consent of Morrison & Foerster LLP (included in Exhibit 5.1).*

  24.1     Power of Attorney (included on the signature page).

-----------------------
* To be filed by amendment.

         (b) Financial Statement Schedules.

         All other schedules have been omitted because they are either inapplicable or the required information has been given in the consolidated financial statements or the notes thereto.

ITEM 17.  UNDERTAKINGS

         The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on the 24th day of August, 2005.


                                              PASSAVE, INC.

                                              By: /s/ Victor Vaisleib
                                                  ---------------
                                                  Victor Vaisleib
                                                  Chief Executive Officer
                                                  (Principal Executive Officer)


         We, the undersigned officers and directors of Passave, Inc., hereby severally constitute any of Victor Vaisleib, Ariel Maislos and Yaron Garmazi as our true and lawful attorneys with full power to each individually to sign for us and in our names in the capacities indicated below, any and all amendments and post-effective amendments, to this registration statement, and including any registration statements for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, with exhibits thereto and other documents in connection therewith, and generally do all such things in our name and on our behalf in such capacities to enable Passave, Inc., to comply with the applicable provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission and we hereby ratify and confirm our signatures as they may be signed by our said attorneys jointly to any and all such amendments.

         Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:



            SIGNATURE                                     TITLE                                  DATE
            ---------                                     ----                                   ----

 /s/ Menashe Ezra                    Chairman of the Board                               August 24, 2005
------------------------------

 Menashe Ezra

 /s/ Victor Vaisleib                 Chief Executive Officer and Director                August 24, 2005
------------------------------
 Victor Vaisleib                     (Principal Executive Officer)

 /s/ Yaron Garmazi                   Chief Financial Officer and Secretary               August 24, 2005
------------------------------
 Yaron Garmazi                       (Principal Financial and Accounting Officer)

 /s/ Ariel Maislos                   President and Director                              August 24, 2005
------------------------------
 Ariel Maislos

 /s/ Ron Hiram                       Director                                            August 24, 2005
------------------------------
 Ron Hiram

 /s/ Mordechay Ben-Arie              Director                                            August 24, 2005
------------------------------
 Mordechay Ben-Arie

                                                   INDEX TO EXHIBITS


  Exhibit
    NO.                                          DESCRIPTION OF DOCUMENTS
------     ------------------------------------------------------------------------------------

   1.1     Form of Purchase Agreement.*

   3.1     Amended and Restated Certificate of Incorporation of the Registrant.

   3.2     Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Registrant dated as of August 23, 2005.

   3.3     Amended and Restated Certificate of Incorporation of the Registrant to be effective upon completion of this offering.*

   3.4     Bylaws of the Registrant.

   3.5     Certificate of Amendment of Bylaws of the Registrant.

   3.6     Amended and Restated Bylaws of the Registrant to be effective upon completion of this offering.*

   4.1     Specimen Common Stock Certificate.*

   5.1     Opinion of Morrison & Foerster LLP.*

  10.1     2003 Israeli Share Option Plan, as amended.

  10.2     2005 U.S. Stock Incentive Plan.

  10.3     Employment Agreement between Passave, Ltd. and Victor Vaisleib to become effective upon completion of this offering.*

  10.4 Employment Agreement between the Registrant and Ariel Maislos to become effective upon completion of this offering.*

  10.5 Employment Agreement between the Registrant and Onn Haran to become effective upon completion of this offering.*

  10.6     Employment Agreement between Passave, Ltd. and Yaron Garmazi to become effective upon completion of this offering.*

  10.7 Employment Agreement between Passave, Ltd and Ofer Bar-Or to become effective upon completion of this offering.*

  10.8     Form of Indemnification Agreement between the Registrant and its executive officers.

  10.9 Stock Repurchase Agreement by and between the Registrant, Ariel Maislos and Blue Orange Ventures, LLC, dated as of June 4, 2002.

 10.10     Stock Repurchase Agreement by and between Registrant, Victor Vaisleib and
           Pshoo, LLC, dated as of June 4, 2002.

  21.1     Subsidiaries of the Registrant.

  23.1     Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, Independent Registered Public
           Accounting Firm.

  23.2     Consent of Morrison & Foerster LLP (included in Exhibit 5.1).*

  24.1     Power of Attorney (included on the signature page).

----------------------
* To be filed by amendment.